As filed with the Securities and Exchange Commission on  March 29, 2001

                                                      Registration No. 333-52304
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 4
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                AGCO CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            DELAWARE                           3523                               58-1960019
 (State or Other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer Identification Number)
 Incorporation or Organization)     Classification Code Number)

                            4205 RIVER GREEN PARKWAY
                                DULUTH, GA 30096
                                 (770) 813-9200
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)

                                STEPHEN D. LUPTON
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            4205 RIVER GREEN PARKWAY
                                DULUTH, GA 30096
                                 (770) 813-9200
       (Address, Including Zip Code, and Telephone Number, Including Area
                           Codes of Agent For Service)

                                With Copies to:

    W. BRINKLEY DICKERSON, JR.                  MICHAEL W. SCHLEY
       TROUTMAN SANDERS LLP             LARKIN, HOFFMAN, DALY & LINDGREN, LTD.
600 PEACHTREE STREET NE, SUITE 5200           1500 WELLS FARGO PLAZA
    ATLANTA, GEORGIA 30308                   7900 XERXES AVENUE SOUTH
         (404) 885-3000                     BLOOMINGTON, MINNESOTA 55431
                                                 (952) 835-3800

Approximate date of commencement of proposed sale to the public: As soon as possible after the effectiveness of this Registration Statement and the satisfaction or waiver of all other conditions to the merger (the "merger") of Agri Acquisition Corp., a wholly owned subsidiary of AGCO Corporation, and Ag-Chem Equipment Co., Inc. pursuant to the Agreement and Plan of Merger dated as of November 20, 2000, described in the proxy statement/prospectus.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                                TABLE OF CONTENTS

                                                                                                                       PAGE
QUESTIONS AND ANSWERS ABOUT THE MERGER..................................................................................ii

SUMMARY..................................................................................................................1

RISK FACTORS............................................................................................................13

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS.............................................................19

AG-CHEM SPECIAL MEETING.................................................................................................20

INFORMATION ABOUT OUR COMPANIES.........................................................................................21

THE MERGER..............................................................................................................22

MATERIAL PROVISIONS OF THE MERGER AGREEMENT AND RELATED AGREEMENTS......................................................46

UNAUDITED PRO FORMA CONSOLIDATED COMBINED FINANCIAL INFORMATION.........................................................57

UNAUDITED COMPARATIVE PER SHARE DATA....................................................................................63

DIRECTORS AND EXECUTIVE OFFICERS OF AGCO FOLLOWING THE MERGER...........................................................64

STOCK OWNERSHIP OF AGCO.................................................................................................64

COMPARISON OF SHAREHOLDER RIGHTS........................................................................................68

WHERE YOU CAN FIND MORE INFORMATION.....................................................................................75

EXPERTS.................................................................................................................76

LEGAL MATTERS...........................................................................................................77

FUTURE SHAREHOLDER PROPOSALS............................................................................................77

OTHER MATTERS...........................................................................................................77

APPENDICES..............................................................................................................77

APPENDICES

Appendix A - Agreement and Plan of Merger
Appendix B - Voting Agreement
Appendix C - Sections 302A.473 and 302A.471 of the Minnesota Business Corporation Act
Appendix D - Opinion of Goldsmith, Agio, Helms Securities, Inc.
Appendix E - Form of Affiliate Letter

                                 PROXY STATEMENT
                                      FOR A
                         SPECIAL MEETING OF SHAREHOLDERS
                                       AND
                                   PROSPECTUS

                                 MARCH 29, 2001


AG-CHEM LOGO

                                 MERGER PROPOSED

To the Shareholders of Ag-Chem:

         The board of directors of Ag-Chem has approved a merger agreement which provides for the acquisition of Ag-Chem by AGCO Corporation. We are seeking your vote on this important transaction. Accordingly, you are cordially invited to attend a special meeting of shareholders of Ag-Chem Equipment Co., Inc. to be held at Ag-Chem's corporate headquarters at 5720 Smetana Drive, Minnetonka, Minnesota, 55343 on Monday, April 16, 2001, at 1:00 p.m., local time. This document is the proxy statement of Ag-Chem for its special meeting and the prospectus of AGCO for the AGCO common stock to be issued in the merger.

         If the merger is completed, Ag-Chem shareholders will receive a combination of AGCO common stock and cash for each share of Ag-Chem common stock that they own. This combination may vary in composition, but will always total in value $25.80 per share of Ag-Chem stock. The composition of cash and stock that will make up this $25.80 in value could vary in a range from 100% cash with 0% stock, to 50% cash with 50% stock. The exact combination will ultimately be determined based upon AGCO's share price, but in no event is AGCO obligated to issue more than 11,800,000 shares. If the AGCO share price is less than $8.38 and AGCO issues less than 11,800,000 shares in the merger, Ag-Chem shareholders will have the right to subscribe to purchase the difference between 11,800,000 shares and the number of shares actually issued.

         Ag-Chem shareholders will, as a group, own approximately 16.5% of AGCO's common stock once the merger is completed, assuming an AGCO price per share of $10.00. AGCO stockholders will continue to own their existing shares after the merger. AGCO common stock is traded on the New York Stock Exchange under the symbol "AG." On March 26, 2001, the closing price per share of AGCO common stock was $9.73. We cannot complete the merger unless Ag-Chem shareholders approve the merger agreement.

 THE AG-CHEM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"
                        APPROVAL OF THE MERGER AGREEMENT.

         I have signed an agreement with AGCO that I will vote a portion of my Ag-Chem shares in favor of the merger and, although I am not contractually bound to do so, I intend to vote all of my shares of Ag-Chem for the merger. If I do so, the merger will be approved regardless of how you or other shareholders vote.

         Whether or not you plan to attend the special meeting, please take the time to vote on the proposal to approve the merger agreement by completing and mailing the enclosed proxy card to us.


                                        Sincerely,


                                        A. E. McQuinn
                                        Chairman and Chief Executive Officer

                           NOTICE OF APPRAISAL RIGHTS


         If the merger agreement is approved by the Ag-Chem shareholders at the Ag-Chem special meeting and the merger is completed, any Ag-Chem shareholder who files with Ag-Chem a written objection to the merger before the vote to approve the merger agreement and who states in that objection that he or she intends to demand payment for his or her shares if the merger is concluded, and does not vote those shares in favor of the approval of the merger agreement, will be entitled to demand payment for his or her shares and an appraisal of the value of those shares, in accordance with the provisions of Sections 302A.473 and 302A.471 of the Minnesota Business Corporation Act, a copy of which is attached as Appendix C to the accompanying proxy statement/prospectus. Any signed proxy returned by a shareholder that does not indicate a vote will be voted in favor of the merger. See "Appraisal and Dissenters' Rights" in this proxy statement/prospectus for more information concerning appraisal rights of dissenting Ag-Chem shareholders.


         PLEASE SEE "RISK FACTORS - FACTORS RELATING TO THE MERGER" BEGINNING ON PAGE 13 OF THIS DOCUMENT FOR A DESCRIPTION OF SPECIFIC RISKS ASSOCIATED WITH THE TRANSACTION.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE TRANSACTION, THE COMMON STOCK TO BE ISSUED IN THE TRANSACTION, OR THE FAIRNESS OF THE TRANSACTION, OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This proxy statement/prospectus is dated March 29, 2001, and is first being mailed to shareholders on or about March 30, 2001.

                           AG-CHEM EQUIPMENT CO., INC.

                              ---------------------

                NOTICE OF SPECIAL MEETING OF AG-CHEM SHAREHOLDERS

                              ---------------------


                                 APRIL 16, 2001


                                  AT 1:00 P.M.


To Ag-Chem Shareholders:


         Notice is hereby given that a special meeting of shareholders of Ag-Chem Equipment Co., Inc. will be held on April 16, 2001, at 1:00 p.m. local time at Ag-Chem's corporate headquarters at 5720 Smetana Drive, Minnetonka, Minnesota 55343, for the following purposes:


         1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of November 20, 2000, among Ag-Chem Equipment Co. Inc., AGCO Corporation, and Agri Acquisition Corp.

         2. To transact any other business that properly comes before the special meeting.

         These items of business are described in the attached proxy statement/prospectus. Only holders of record of Ag-Chem common stock at the close of business on March 19, 2001, the record date, are entitled to vote at the Special Meeting of Ag-Chem shareholders. You may vote in person at the Ag-Chem special meeting even if you have returned a proxy.


                                   By Order of the Board of Directors of
                                   AG-CHEM EQUIPMENT CO., INC.


                                   A.E. McQuinn
                                   Chairman and Chief Executive Officer



Minnetonka, Minnesota
March 29, 2001


         WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE.


Ag-Chem Equipment Co., Inc.                                     AGCO Corporation
Proxy Statement                                                       Prospectus

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:       WHAT WILL I RECEIVE IN EXCHANGE FOR MY SHARES OF AG-CHEM COMMON STOCK?

A: You will receive a combination of cash and AGCO common stock valued at $25.80 for each share of Ag-Chem common stock you own as of the closing of the merger. The exact mix of stock and cash will not be determined until just before the merger is completed. However, based upon an AGCO price per share of $10.00 (AGCO's closing price per share on March 26, 2001 was $9.73), you would receive 1.2317 shares of AGCO common stock and $13.48 in cash. This amount will change if the stock price of AGCO changes before we complete the merger. For a more detailed explanation, please see pages 34 through 36.

Q:       WHEN AND HOW CAN I LEARN THE FINAL FORM OF THE CONSIDERATION TO BE
         PAID?

A: As soon as the final amount of cash and AGCO common stock is known, AGCO and Ag-Chem will issue a press release. The final amount of cash and AGCO common stock will be computed on the day of the merger.

Q: WILL THE RECEIPT BY ME OF AGCO COMMON STOCK AND CASH IN THE TRANSACTION BE TAXABLE TO ME?

A: The exact tax consequences of the transaction will depend upon a number of factors, particularly the price of AGCO common stock at the time of the closing. For a typical individual Ag-Chem shareholder, if (1) the closing price of AGCO common stock is $8.38 per share or more, the receipt of AGCO common stock will not be taxable, and (2) the closing price is less than $8.38 per share, the receipt of AGCO common stock will be taxable. In either event, the receipt of cash will be taxable. Since the tax consequences will not be known until closing, if you are not willing to accept a fully taxable transaction, you should vote AGAINST the transaction. See "The Merger--Material Federal Income Tax Consequences."

Q:       WHAT SHAREHOLDER APPROVALS ARE REQUIRED TO APPROVE THE MERGER?

A: A. E. McQuinn, Ag-Chem's Chairman and Chief Executive Officer, holds approximately 58% of the outstanding shares of Ag-Chem and he contractually has agreed to vote 19.9% of the total Ag-Chem shares outstanding in favor of the merger. In addition, Mr. McQuinn has indicated his intent to vote the rest of his shares for the merger.

         If Mr. McQuinn votes all of his shares in favor of the merger, the merger will be approved, regardless of how you or any other shareholder may vote.

Q:       DO I HAVE THE RIGHT TO DISSENT FROM THE MERGER?

A: Yes, the procedure for dissenting is set forth in the "Summary" starting on page 1.

Q:       WHAT DO I NEED TO DO TO GET MY CASH AND SHARES OF AGCO COMMON STOCK?

A: Promptly following the merger, AGCO will send you a letter of transmittal and return envelope. The letter of transmittal will contain instructions for exchanging your shares. Do not send in your stock certificates until you are instructed to do so.

Q:       WHEN DO THE COMPANIES EXPECT TO COMPLETE THE MERGER?

A: We hope to complete the merger on the same day as the shareholder meeting. However, we cannot assure you that we will complete the merger by then.

Q:       WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating your proxy card and/or voting instructions and returning the same in the enclosed postage-paid envelope. Please vote as soon as possible.

Q:       WHAT IF I DON'T VOTE?

A: If you are an Ag-Chem shareholder and you don't vote your shares or you abstain, or if your shares are held by a brokerage firm, bank or other nominee who abstains or does not vote them, your shares will have the effect of a vote against the merger. If you respond and do not indicate your voting preference, Ag-Chem will count your proxy as a vote in favor of the merger.

Q:       CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING
         INSTRUCTIONS?

A: Yes. You can change your vote at any time before your proxy is voted at the Ag-Chem special meeting. You can do this in one of three ways:

         -        You can revoke your proxy;

         -        You can submit a new proxy; or

         - If you are a holder of record, you can attend the special meeting and vote in person.

         If you choose either of the first two methods, you must submit your notice of revocation or your new proxy, as appropriate, to the secretary of Ag-Chem before the special meeting. If you hold your shares through an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

Q:       WHOM SHOULD I CALL IF I HAVE QUESTIONS?

A: If you have questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

              Investor Relations Department
              Ag-Chem Equipment Co., Inc.
              5720 Smetana Drive
              Minnetonka, Minnesota  55343
              (952) 933-9006

Q:       WHAT DIVIDENDS WILL I RECEIVE FROM MY AGCO STOCK IN THE FUTURE?

A: AGCO historically has paid a regular dividend of $.01 per share per quarter. However, under one of AGCO's debt instruments, it currently is prohibited from paying any cash dividends. There can be no assurance if and when AGCO will pay dividends in the future.

                                     SUMMARY

Summarized below is selected basic information regarding the proposed acquisition of Ag-Chem by AGCO. Because it is just a summary, it does not contain all of the information regarding the merger. To understand the merger more fully, and for a more complete description of the legal terms of the merger, you should read carefully this entire document. The page references included parenthetically will direct you to more complete descriptions of the topics presented in this summary. The agreement and plan of merger is included as Appendix A to this document. It is the legal document that governs the merger, and you are encouraged to read it.

THE COMPANIES (SEE PAGE 21)

                                AGCO CORPORATION
                            4205 RIVER GREEN PARKWAY
                              DULUTH, GEORGIA 30096

- AGCO manufactures and distributes agricultural equipment and related replacement parts throughout the world.

- AGCO sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements.

- AGCO's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: AGCO(R) Allis, Massey Ferguson(R), Hesston(R), White, GLEANER(R), New Idea(R), AGCOSTAR(R), Tye(R), Farmhand(R), Glencoe(R), Fendt, Spra-Coupe(R) and Willmar(R).

- AGCO distributes its products through a combination of approximately 8,200 independent dealers and distributors, associates and licensees.

- In addition, AGCO provides retail financing in North America, the United Kingdom, France, Germany, Spain and Brazil through its finance joint ventures with Cooperateive Centrale Raiffeisen-Boerenleenbank B.A.

- AGCO had approximately $2.3 billion in assets as of December 31, 1999, and in 1999 had revenues of $2.4 billion and had a net loss of $11.5 million.


                           AG-CHEM EQUIPMENT CO., INC.
                               5720 SMETANA DRIVE
                           MINNETONKA, MINNESOTA 55343

- Ag-Chem manufactures and distributes off-road equipment primarily for use in fertilizing agricultural crops, the application of crop protection chemicals to crops and, to a lesser extent, industrial waste treatment applications and other industrial uses.

- Ag-Chem generates a majority of its consolidated revenues from the sale of self-propelled, three- and four-wheeled vehicles and related equipment for use in the application of liquid and dry fertilizers and crop protection chemicals.

- Ag-Chem manufactures equipment for use both prior to planting crops ("pre-emergence") and after crops emerge from the ground
         ("post-emergence").

- Ag-Chem sells a majority of its products directly to the end-users of the equipment, which include fertilizer dealers, farm cooperatives, large growers, municipalities, waste disposal contractors and mining and construction companies.

- Ag-Chem had approximately $156 million in assets as of September 30, 2000, and in fiscal 2000 had revenues of approximately $299 million and had a net loss of $1.4 million.

THE MERGER (SEE PAGE 22)

         The merger agreement provides that AGCO will acquire Ag-Chem and all of the outstanding Ag-Chem common stock in exchange for a combination of cash and shares of AGCO common stock. The value of this combination will be $25.80 per share of Ag-Chem common stock.

         The composition of the combination of AGCO common stock and cash that you will receive will depend upon the closing price of AGCO common stock on the trading day immediately prior to the merger. In addition, the transaction has been designed to provide the most favorable tax results possible for Ag-Chem shareholders depending upon the amount of AGCO common stock issued. As a result, at some AGCO market prices, the merger is a "forward merger" for corporate law purposes--and generally the receipt of the stock portion of the purchase price will be tax free--and at others it is a "reverse merger" that is fully taxable. These concepts are discussed more fully under "The Merger--Material Federal Income Tax Consequences" beginning on page 38.

         The following table shows the relative amounts of cash and stock, and in general, the taxability of the receipt of the stock, depending upon the market price of AGCO common stock:

If the AGCO Common Stock         Ag-Chem Shareholders will                                    Is AGCO Stock Portion
Price is:                        Receive:                       Structure of Transaction:     Taxable to Ag-Chem Shareholders?
------------------------         --------------------------     -------------------------     --------------------------------
$10.48 or greater                AGCO common stock with a       "Forward merger"                           No
                                 market value of $12.90         (Ag-Chem merges into
                                 (1.2317 shares or fewer);      subsidiary of AGCO).
                                 $12.90 in cash.

$8.38 to $10.47                  AGCO common stock with a       "Forward merger."                          No
                                 market value of between
                                 $10.32 and $12.90 (1.2317
                                 shares); remainder in cash
                                 (between $12.90 and $15.48).

$6.10 to $8.37                   AGCO common stock  with a      "Reverse merger"                           Yes
                                 market value of between 0      (subsidiary of AGCO merges
                                 and $10.31, as elected by      into Ag-Chem).
                                 AGCO in its discretion;
                                 remainder in cash (between
                                 $15.49 and $25.80).

$6.09 or below                   Same as for $6.10 to $8.37     "Reverse merger" unless                  Yes/No
                                 except AGCO may elect to       AGCO makes election in
                                 obtain stockholder approval    which event "forward
                                 and issue AGCO common stock    merger."
                                 with a market value of
                                 $10.32 and $15.48 in cash.

         The price ranges listed above are subject to increase if Ag-Chem shareholders exercise any dissenters' rights and for cash paid in lieu of fractional AGCO shares. See "The Merger--What You Will Receive; The Merger Consideration."

         In the event that the AGCO common stock price is $6.09 per share or less, AGCO may terminate the merger agreement or may seek to obtain approval of its stockholders for issuing additional shares of common stock. In light of AGCO's recent share price (on March 26, 2001 the closing price was $9.73 per share), its general price stability and its 52-week low of $9.12, AGCO believes that the likelihood that AGCO's share price will fall to $6.09 is remote. Accordingly, AGCO's board has not discussed what factors it would consider in determining whether to seek stockholder approval if its stock price falls to $6.09 or less. If AGCO elects to seek stockholder approval, which would substantially delay the closing, Ag-Chem is entitled to terminate the merger agreement. See "Material Provisions of the Merger Agreement and Related Agreements--Termination of the Merger Agreement."

         Because the value of the shares of AGCO common stock for purposes of determining whether the merger will be a forward or reverse merger will not be determined until the time of the merger, you will not know at the time of the Ag-Chem special meeting whether the forward merger structure or the reverse merger structure will be used. If AGCO shares continue to trade above $8.38, we expect the closing to occur on the same day. If the price of AGCO's shares falls below $6.10, the merger may be terminated by either AGCO or Ag-Chem or, at AGCO's discretion, closing may be delayed, but no later than June 30, 2001.

         With respect to each share of AGCO common stock that is issued, you also will receive one preferred share purchase right under AGCO's shareholder rights plan. In addition, to the extent that less than 11,800,000 shares are issued in a reverse merger, Ag-Chem shareholders will have the right to subscribe to purchase the shortfall. The subscription rights may be exercised within thirty days from completion of the merger by indicating the maximum number of shares that you want to subscribe to, if any, on the transmittal letter that is sent to you following the merger. The subscription price for the shares will be $8.38 per share or a per share price equal to 105% of the average closing price of AGCO common stock on the ten-day period prior to the merger (whichever is less). In the event that the rights are oversubscribed, they will be allocated on a pro-rata basis among Ag-Chem shareholders. See "Comparison of Shareholder Rights--Shareholder Rights Plans" and "The Merger--What You Will Receive; The Merger Consideration--AGCO Subscription Right."

         The merger agreement is attached hereto as Appendix A. You should read the merger agreement, as it is the legal document that governs the merger.

VOTING AGREEMENT (SEE PAGE 55)


         When AGCO and Ag-Chem entered into the merger agreement, AGCO required
A. E. McQuinn, the founder, Chairman and Chief Executive Officer of Ag-Chem, acting in his individual capacity as a shareholder, to enter into a voting agreement, under which A. E. McQuinn and a trust controlled by Mr. McQuinn, among other things:

- agreed to vote shares beneficially held by him representing 19.9% of the total outstanding Ag-Chem common stock in favor of adoption of the merger agreement, and although he is not obligated to vote the remaining shares of Ag-Chem held by him in favor of adoption, he has indicated he intends to do so (if he does so, the merger agreement will be approved regardless of how you or other Ag-Chem shareholders vote);

- agreed to acquire up to an aggregate of 7,000,000 shares of AGCO common stock, in connection with the AGCO subscription right made available to Ag-Chem shareholders if the merger is a reverse merger; and

- if Ag-Chem terminates the merger agreement with AGCO and completes a merger or other transaction with another party within one year, agreed to pay AGCO an amount equal to the difference between $25.80 and any higher price received for Ag-Chem shares in the transaction, multiplied by 1,906,396 of the outstanding Ag-Chem shares.

         The voting agreement terminates on the earlier of the effective date of the merger or the termination of the merger agreement in accordance with its terms. No party to the voting agreement can terminate the voting agreement unless the merger is first completed or the merger agreement is terminated according to its terms. The voting agreement is attached hereto as Appendix B.

LISTING OF AGCO COMMON STOCK)

         The shares of AGCO common stock issued in connection with the merger will be listed on the New York Stock Exchange under the ticker symbol "AG."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 38)

         The tax consequences resulting from the acquisition will differ depending on whether the forward merger structure or the reverse merger structure is used. Since the structure of the merger will depend on the closing price of AGCO common stock on the trading day immediately prior to the effective date of the merger, you will not know at the time of the Ag-Chem special meeting which structure will be used.

         In order to view how the AGCO stock price will influence whether the forward or reverse structure will be used see the table on page .

         IF THE MERGER IS A FORWARD MERGER:

         The merger is intended to be a forward merger and therefore partially tax-free to Ag-Chem shareholders. In that case, generally:

- An Ag-Chem shareholder will not recognize loss, but will recognize gain to the extent of the lesser of (1) the fair market value of AGCO common stock plus the amount of cash received, less such shareholder's tax basis in the Ag-Chem stock surrendered, or (2) the amount of cash received. Ag-Chem shareholders will be taxed on cash received in lieu of fractional shares and cash received pursuant to the exercise of appraisal rights.

- The tax basis of AGCO common stock received by an Ag-Chem shareholder in the merger will be the same as the tax basis of the Ag-Chem common stock exchanged for the AGCO common stock, decreased by the amount of cash received in the exchange for such Ag-Chem common stock and increased by the amount of gain recognized by the Ag-Chem shareholder upon such exchange.

- The holding period of the AGCO common stock received in the merger generally will include the holding period of the Ag-Chem common stock exchanged for the AGCO common stock assuming the Ag-Chem stock is held as a capital asset at the effective time of the merger.

         IF THE MERGER IS A REVERSE MERGER:

         In the event the merger is a reverse merger, the merger will be treated as a sale of Ag-Chem stock, fully taxable to Ag-Chem shareholders. In that case, generally:

- An Ag-Chem shareholder will recognize gain or loss equal to the difference between the sum of the fair market value of the AGCO stock and the amount of cash received in the merger (including cash received for fractional shares and pursuant to the exercise of dissenters' rights), and the tax basis in the shares of Ag-Chem common stock surrendered in the exchange.

- The tax basis of AGCO common stock received by Ag-Chem shareholders in the merger will be equal to the fair market value of the AGCO common stock at the time of the merger.

- The holding period of such stock will begin at the time such stock is received.

OWNERSHIP OF AGCO FOLLOWING THE MERGER (SEE PAGE 64)

         Assuming an AGCO price per share of $10.00 (the closing price per share on March 26, 2001 was $9.73), Ag-Chem shareholders will own approximately 16.5% of AGCO's outstanding shares of common stock following the merger. Also assuming an AGCO price per share of $10.00, A.E. McQuinn will own approximately 9.6% of AGCO's common stock following the merger.

EXECUTIVE OFFICERS AND DIRECTORS OF AGCO AND THE SURVIVING CORPORATION AFTER THE MERGER (SEE PAGE 64)

         The executive officers and directors of AGCO will not change as a result of the merger, except that AGCO has agreed to use its reasonable best efforts to appoint A. E. McQuinn to its board of directors if Mr. McQuinn acquires 7,000,000 shares of AGCO common stock in connection with the merger and/or any subscription right offered by AGCO to Ag-Chem shareholders. AGCO has indicated its willingness to appoint Mr. McQuinn to its board of directors even if the number of AGCO shares held by him is less than 7,000,000. The directors and executive officers of the surviving corporation in the merger, whether it is Ag-Chem or Agri Acquisition Corp., will be determined by AGCO.

AG-CHEM'S REASONS FOR THE MERGER (SEE PAGE 25)

         In reaching the decision to approve the merger, the special committee of the Ag-Chem board of directors (and the Ag-Chem board of directors, in reaching the decision to ratify the special committee's approval) consulted with Goldsmith Agio Helms, its financial advisor and with Ag-Chem senior management, and considered a number of factors, described more thoroughly elsewhere in this proxy statement/prospectus, including the following:

- the fixed price per share to be paid by AGCO is higher than recent market prices for Ag-Chem common stock;

-        the probability that the merger will likely be partially tax free;

-        the fairness opinion of Goldsmith Agio Helms;

-        likely cost savings;

-        likely increased purchasing power;

-        likely increased marketing capabilities;

-        better ability to finance sales;

-        better parts and service distribution;

-        better ability to finance development of site-specific agriculture; and

-        the larger market capitalization of AGCO.

         The Ag-Chem special committee and the Ag-Chem board of directors have each unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Ag-Chem and its shareholders and both the special committee and the board of directors recommend that Ag-Chem shareholders vote to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Ag-Chem special meeting.

OPINION OF AG-CHEM'S FINANCIAL ADVISOR (SEE PAGE 29)

         Goldsmith Agio Helms delivered an opinion to Ag-Chem's special committee and board of directors that, as of the date thereof and subject to the qualifications described in its opinion, the consideration to be received by the Ag-Chem shareholders in the merger is fair, from a financial point of view, to the Ag-Chem shareholders. The amount of consideration to be received was determined through negotiations between Ag-Chem and AGCO and not pursuant to recommendations of Goldsmith Agio Helms.

         The complete opinion of Goldsmith Agio Helms is attached as Appendix D. We urge you to read it in its entirety.

RISK FACTORS MERITING SPECIAL ATTENTION (SEE PAGE 13)

         Before you decide to vote for adoption of the merger agreement, you should consider the following risk factors, which are more fully described (as well as others set forth) in the "Risk Factors" section of this proxy statement/prospectus:

- You will receive a number of shares of AGCO common stock in an amount to be determined based upon the closing price of the AGCO common stock on the trading day immediately prior to the effective date of the merger;

- You will not know whether the issuance of AGCO common stock in the merger will be a taxable event to you at the time you vote at the Ag-Chem special meeting;

- The fairness opinion of Goldsmith Agio Helms did not take into consideration potentially significant tax consequences;

- The management of Ag-Chem will receive benefits in the merger which you will not receive;

- The merger is very likely to be approved because of a voting agreement with A. E. McQuinn; and

-        The expected benefits of the merger may not be realized.

INTERESTS OF PARTICULAR PERSONS IN THE MERGER (SEE PAGE 37)

         When considering the recommendation of the board of directors of Ag-Chem, you should be aware that some directors, officers and employees of Ag-Chem have interests in the transaction that are different from, or in addition to, your interests as shareholders, specifically the right to severance benefits, the right to cash payments under Ag-Chem's phantom stock plan, cash bonus payments and, in the case of A. E. McQuinn, the right to be appointed to AGCO's board of directors.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 38)

         The merger will be treated as a purchase for accounting and financial reporting purposes, which means that AGCO will include Ag-Chem's operating results in its financial statements only from the consummation of the merger.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 53)

         AGCO and Ag-Chem may agree by mutual consent at any time prior to the merger to terminate the merger agreement, even if the Ag-Chem shareholders have adopted the merger agreement. The merger agreement may also be terminated if it is not approved by Ag-Chem's shareholders. Also, the merger agreement may be terminated under other circumstances described elsewhere in this proxy statement/prospectus.

TERMINATION FEE (SEE PAGE 54)

         If the merger agreement is to be terminated, under the circumstances described more thoroughly elsewhere in this proxy statement/prospectus, Ag-Chem may be obligated to pay AGCO $10,000,000 in order to terminate the merger agreement.

AG-CHEM'S RECOMMENDATION TO ITS SHAREHOLDERS (SEE PAGE 36)


         The special committee of the board of directors has unanimously voted to approve the merger and all related transactions. The full board unanimously ratified this approval and both urge Ag-Chem shareholders to vote "FOR" the merger.

THE SPECIAL MEETING OF AG-CHEM SHAREHOLDERS (SEE PAGE 20)

         Meeting Date. The special meeting of Ag-Chem shareholders will be held 1:00 p.m. local time, at Ag-Chem's corporate headquarters at 5720 Smetana Drive, Minnetonka, Minnesota, 55343 on April 16, 2001.

         Vote Required. At the special meeting, Ag-Chem shareholders will be asked to vote to adopt the merger agreement with AGCO. Adoption of the merger agreement requires the favorable vote of a majority of the outstanding shares of Ag-Chem common stock. It is not expected that the vote of AGCO shareholders will be required to approve the merger.

         Voting Procedure. You can vote at the special meeting if you owned Ag-Chem common stock as of the close of business on March 19, 2001. As of that date, directors and executive officers of Ag-Chem owned approximately 60% of the outstanding shares of Ag-Chem common stock and have indicated that they will vote in favor of the merger agreement and the merger. If you do not vote your shares of Ag-Chem common stock and do not give instructions to your broker as to how to vote, the effect will be the same as a vote against the merger agreement and the merger.

DIVIDENDS

         AGCO historically has paid a regular dividend of $.01 per share per quarter. However, under AGCO's indenture governing its 8 1/2% Senior Subordinated Notes Due 2006, AGCO currently is unable to pay any cash dividends. There can be no assurance if and when AGCO will pay dividends in the future.

APPRAISAL AND DISSENTERS' RIGHTS (SEE PAGE 43)

         Shareholders of Ag-Chem who follow the procedural requirements of Minnesota law will be entitled to receive cash in the amount of the fair value of their shares instead of the cash and shares of AGCO common stock to be issued pursuant to the merger agreement. The fair value of shares of Ag-Chem common stock would be determined pursuant to Minnesota law.

         Any Ag-Chem shareholder who wishes to exercise dissenters' rights must not vote in favor of the merger agreement and must comply with all of the procedural requirements provided by Minnesota law. A copy of the dissenters' rights statute, sections 302A.473 and 302A.471, is attached as Appendix C to this document. We encourage you to read the statute carefully and to consult with your legal counsel if you desire to exercise your dissenters' rights.

FINANCING THE MERGER (SEE PAGE 38)

         AGCO anticipates that the cash consideration to be paid in the merger will be funded through its revolving credit facility.

DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS (SEE PAGE 68)

         The rights of AGCO stockholders are governed by Delaware corporate law, AGCO's certificate of incorporation and AGCO's bylaws. The rights of Ag-Chem's shareholders are governed by Minnesota corporate law, Ag-Chem's articles of incorporation and Ag-Chem's bylaws. While the corporate laws of Delaware and Minnesota are similar, significant differences exist between these corporate laws and the governing documents of each company. These differences include voting rights, rights of shareholders in a change of control situation such as a merger, liquidation preferences and amendments to the articles and bylaws.

         AGCO has a stockholder rights plan. AGCO adopted its stockholder rights plan for the purpose of deterring coercive takeover tactics and otherwise to encourage third parties interested in acquiring AGCO to negotiate with the AGCO Board. Ag-Chem has not adopted a shareholder rights plan.

RECENT DEVELOPMENTS

         In 1996, AGCO issued $250 million original principal amount of 8 1/2% senior subordinated notes. The rights and responsibilities of AGCO and the holders of the notes are governed by an indenture. The indenture contains a provision that prohibits certain "restricted payments," including dividends, unless certain conditions are met. Subsequent to year-end, we were issued a notice of default by the trustee of the notes regarding the violation of this provision as a result of our paying dividends during periods in 1999, 2000 and 2001 when an interest coverage ratio was not met. During that period, we paid approximately $4.8 million in dividends based upon our interpretation of the indenture that we did not need to meet the interest coverage ratio but, instead, an alternative total debt test. We subsequently received waivers from the holders of the notes for any violation of the covenant that might have resulted from the dividend payments. AGCO also issued shares of Series A Convertible Preferred Stock providing proceeds of $5,270,000 in order to replace the funds that had been used to pay the dividends (together with interest and attendant expenses).

                            COMPARATIVE MARKET PRICES


         Ag-Chem's common stock trades on the Nasdaq National Market System ("Nasdaq") under the ticker symbol "AGCH." AGCO's common stock trades on the New York Stock Exchange ("NYSE") under the ticker symbol "AG." The following table sets forth, for the periods indicated, the high and low sales prices for Ag-Chem's and AGCO's common stock for each quarter within the last two fiscal years, as reported on the Nasdaq and the NYSE respectively.

                 At or for the Year Ended    At or for the Year Ended     For the Year Ending
                    September 30, 1999          September 30, 2000         September 30, 2001
                                                                         (current through March 26,
                                                                                    2001)
                 ------------------------    -------------------------   --------------------------
                   High            Low            High           Low        High            Low
                 -------          ------         ------         -----      ------          ------
AG-CHEM
First Quarter    13                9-1/2         14-1/2         9-1/4      24               8
Second Quarter   16-3/4           10             10-7/8         7-5/8      25-5/8          23-7/8
Third Quarter    12-3/16           9-3/4          8-3/4         5-1/4          --              --
Fourth Quarter   10-3/4            8-1/2         12-3/4         6-3/4          --              --


                 At or for the Year Ended    At or for the Year Ended     For the Year Ending
                    December 31, 1999           December 31, 2000           December 31, 2001
                                                                         (current through March 26,
                                                                                   2001)
                 ------------------------    -------------------------   --------------------------
                   High             Low           High          Low        High             Low
                 -------          -------       --------      --------    -------          ------
AGCO
First Quarter     8 9/16          6 1/16        13-7/8        10-1/16     12-7/16            9.12
Second Quarter   12 15/16         6 5/16        14-3/8        10-9/16
Third Quarter    13 1/2           8 11/16       13-1/16       10               --              --
Fourth Quarter   14 1/8           9 15/16       11-13/16       9-11/16         --              --

         On November 17, 2000, the last full trading day prior to the public announcement of the merger, the last reported sale price of AGCO common stock was $10.1875 per share and of Ag-Chem common stock was $11.50 per share. On March 26, 2001, the last reported sale price of AGCO common stock was $9.73 per share and of Ag-Chem common stock was $24.625 per share.

                                AGCO CORPORATION
                       SELECTED HISTORICAL FINANCIAL DATA

         The following selected historical financial data of AGCO Corporation as of and for each of the years ended December 31, 1995 through 1999 set forth below have been derived from AGCO's audited consolidated financial statements. The financial data as of September 30, 2000 and 1999, and for the nine-month periods then ended, have been derived from AGCO's unaudited condensed consolidated financial statements which include, in management's opinion, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of AGCO for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of AGCO, including the notes to those financial statements and AGCO's "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in its Form 10-K, as amended by Form 10-K/A (Amendment No. 1), for the year ended December 31, 1999, and Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended September 30, 2000, incorporated in this proxy statement/prospectus by reference and enclosed with this document. All amounts are in millions, except for per share data.

                                                                      YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------
                                                     1999         1998        1997        1996        1995
                                                   ---------    ---------   ---------   ---------   ---------
OPERATING RESULTS
     Net sales                                     $ 2,413.3    $ 2,941.4   $ 3,224.4   $ 2,317.5   $ 2,125.0
     Gross profit                                      356.4        537.3       666.8       470.3       440.7
     Income from operations                             42.9        157.3       307.0       206.1       216.6
     Net income (loss)                                 (11.5)        60.6       168.7       125.9       129.1
     Net income (loss) per common share-diluted    $   (0.20)   $    0.99   $    2.71   $    2.20   $    2.31
     Weighted average shares outstanding-diluted        58.7         61.2        62.1        57.4        56.6
     Dividends declared per common share           $    0.04    $    0.04   $    0.04   $    0.04   $    0.02

                                                          NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                        ------------------------
                                                          2000          1999
                                                        ---------      ---------
      Net sales                                         $ 1,677.0      $ 1,815.6
      Gross profit                                          271.3          287.2
      Income from operations                                 38.6           72.0
      Net income (loss)                                      (4.2)          15.8
      Net income (loss) per common share-diluted        $   (0.07)     $     0.27
      Weighted average shares outstanding-diluted            59.1           59.6
      Dividends declared per common share               $    0.03      $     0.03

                                                                       AS OF DECEMBER 31,
                                                   ----------------------------------------------------------
                                                     1999         1998        1997        1996        1995
                                                   ---------    ---------   ---------   ---------   ---------
BALANCE SHEET DATA
   Working capital                                 $   733.9    $ 1,029.9   $   884.3   $   750.5   $   485.5
   Total assets                                      2,273.2      2,750.4     2,620.9     2,116.5     2,162.9
   Long-term debt                                      691.7        924.2       727.4       567.1       568.9
   Stockholders' equity                                829.1        982.1       991.6       774.6       588.9
   Book value per share                                13.92        16.50       15.75       13.53       11.65

                                                           AS OF SEPTEMBER 30,
                                                        -----------------------
                                                          2000           1999
                                                        ---------     ---------
   Working capital                                      $   584.2     $    938.6
   Total assets                                           2,056.3        2,470.7
   Long-term debt                                           582.3          850.7
   Stockholders' equity                                     774.8          868.5
   Book value per share                                     13.00          14.59

         The selected historical financial data for AGCO reflects the following items which you should consider in making period to period comparisons:

- Amounts presented for Income from operations, Net income (loss) and Net income (loss) per common share-diluted include restructuring and other infrequent expenses of $24.5 million, $40.0 million, $18.2 million, $22.3 million and $6.0 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively, and $19.5 for the nine months ended September 30, 2000. The effect of these expenses reduced net income per common share on a diluted basis by $0.26, $0.41, $0.19, $0.25 and $0.07 for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively, and $0.20 for the nine months ended September 30, 2000. For additional information regarding these changes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restructuring and Other Infrequent Expenses" contained in AGCO's Form 10-K, as amended by Form 10-K/A (Amendment No.
         1), for the year ended December 31, 1999, and its Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended September 30, 2000.

-        Amounts for the years ended December 31, 1996 and 1997 under Net income
         (loss) per common share-diluted and Weighted average shares outstanding-diluted include extraordinary losses for the write-off of unamortized debt costs related to the refinancing of AGCO's revolving credit facility, net of taxes, of $2.1 million, or $0.03 per share, in 1997 and $3.5 million, or $0.06 per share, in 1996.

- AGCO sold a 51% joint venture interest in its retail finance subsidiary, Agricredit-North America, effective November 1, 1996. Accordingly, Agricredit-North America is reflected on the equity basis of accounting for the year ended December 31, 1996, and all subsequent periods. The table includes the consolidated results of Agricredit-North America for the year ended December 31, 1995. If the Company's 100% interest in Agricredit-North America were reflected on the equity basis of accounting for the year ended December 31, 1995, total revenues would be $2,068.4 million, total assets would be $1,628.6 million, and long-term debt would be $415.9 million. Gross profit and income from operations for 1995 are for the equipment operations only and exclude the results of Agricredit-North America.

- Net income per common share - diluted, Weighted average shares outstanding - diluted and Dividends declared per common share have been restated for all periods to reflect all stock splits.

- The amount under Long-term debt as of December 31, 1995, includes $37.6 million of AGCO's 6.5% Convertible Subordinated Debentures, which was subsequently converted into common stock during 1996.

- Book value per share represents Stockholders' equity divided by common shares outstanding as of the end of the period.

                           AG-CHEM EQUIPMENT CO., INC.
                       SELECTED HISTORICAL FINANCIAL DATA

         The following selected historical financial data of Ag-Chem as of and for each of the fiscal years ended September 30, 1996 through 2000 set forth below have been derived from Ag-Chem's audited consolidated financial statements. The financial data as of December 31, 2000 and for the three-month periods ended December 31, 2000 and 1999, have been derived from Ag-Chem's unaudited consolidated financial statements which include, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Ag-Chem for the periods and dates presented. This data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Ag-Chem, including the notes to those financial statements and Ag-Chem's "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in its Form 10-K, as amended by Form 10-K/A (Amendment No. 1), for the year ended September 30, 2000, and Form 10-Q for the quarter ended December 31, 2000, incorporated in this proxy statement/prospectus by reference. All amounts are in millions, except for per share data. Book value per share represents shareholders' equity divided by common shares outstanding as of the end of the period.

                                                                      YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------------------------------------
                                                     2000         1999        1998        1997        1996
                                                   ---------    ---------   ---------   ---------   ---------
OPERATING RESULTS
  Net sales                                        $   298.8    $   292.7   $   322.1   $   318.2   $   280.2
  Gross profit                                          66.4         78.0        87.2        85.6        79.8
  Income (loss) from operations                         (0.1)         7.7        13.2        16.6        18.5
  Net income (loss)                                     (1.4)         3.4         6.8         7.6         9.7
  Net income (loss) per common share               $   (0.15)   $    0.35   $    0.71   $    0.78   $    1.01
  Weighted average shares outstanding                    9.6          9.6         9.7         9.7         9.7
  Dividends declared per common share              $       0    $       0   $       0   $       0   $       0
                                                   ---------    ---------   ---------   ---------   ---------

                                                                   THREE MONTHS ENDED DECEMBER 31,
                                                   ----------------------------------------------------------
                                                     2000         1999
                                                   ---------    ---------
Net sales                                          $    57.0    $    58.7
Gross profit                                            12.1         14.1
(Loss) from operations                                  (6.9)        (2.1)
Net (loss)                                              (4.2)        (2.0)
Net (loss) per common share                        $   (0.44)   $   (0.21)
Weighted average shares outstanding                      9.6          9.6
Dividends declared per common share                $       0    $       0
                                                   ---------    ---------

                                                                        AS OF SEPTEMBER 30,
                                                   ----------------------------------------------------------
                                                     2000         1999        1998        1997        1996
                                                   ---------    ---------   ---------   ---------   ---------
BALANCE SHEET DATA
Working capital                                    $    52.8    $    66.3   $    76.2   $    53.5   $    47.9
Total assets                                           155.7        189.9       188.2       188.0       185.6
Long-term debt, net of current installments             23.9         44.3        59.9        45.4        43.3
Shareholders' equity                                    71.7         73.2        70.4        63.9        57.3
Book value per share                                    7.48         7.63        7.30        6.61        5.91
                                                   ---------    ---------   ---------   ---------   ---------

                                                                          AS OF DECEMBER 31,
                                                   ----------------------------------------------------------
                                                     2000
                                                   --------
Working capital                                    $   50.4
Total assets                                          170.2
Long-term debt, net of current installments            23.9
Shareholders' equity                                   67.5
Book value per share                                   7.04
                                                   --------

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

         The following selected unaudited pro forma combined financial data is based on the historical financial statements of AGCO and Ag-Chem, adjusted to give effect to the merger of Ag-Chem with AGCO's wholly-owned subsidiary. The pro forma combined financial data is derived from the unaudited pro forma combined financial information included elsewhere in this prospectus. This pro forma combined financial data should be read in conjunction with the notes to the unaudited pro forma financial information. The pro forma combined financial data was prepared to illustrate the estimated effects of the acquisition of Ag-Chem, including acquisition-related debt and equity transactions and certain assumptions. The pro forma results of operations data for the year ended December 31, 1999 and the nine months ended September 30, 2000 give effect to the acquisition of Ag-Chem as if the acquisition had occurred as of January 1, 1999. The pro forma balance sheet data give effect to the acquisition of Ag-Chem as if the acquisition had occurred as of September 30, 2000. The pro forma combined financial data does not purport to represent AGCO's results of operations or financial position for any future period or as of any date. All amounts are in millions, except for per share data.

                                                             PRO FORMA COMBINED
                                                    ----------------------------------
                                                     NINE MONTHS
                                                        ENDED             YEAR ENDED
                                                     SEPTEMBER 30,        DECEMBER 31,
                                                        2000                 1999
                                                    --------------        ------------
OPERATING RESULTS
  Net sales                                           $ 1,917.1            $ 2,711.2
  Gross profit                                            323.6                433.0
  Income from operations                                   37.4                 44.7
  Net loss                                                (11.4)               (20.2)
  Net loss per common share-diluted                   $   (0.16)           $   (0.29)
  Weighted average shares outstanding-diluted              70.9                 70.5
  Dividends declared per common share                 $    0.03            $    0.04


                                                    PRO FORMA COMBINED
                                                  ------------------------
                                                    AS OF SEPTEMBER 30,
                                                           2000
                                                  ------------------------
BALANCE SHEET DATA
   Working capital                                     $   668.9
   Total assets                                          2,423.5
   Long-term debt                                          772.1
   Stockholders' equity                                    889.6
   Book value per share                                    12.46

                                  RISK FACTORS

         IN DECIDING WHETHER TO APPROVE THE MERGER, YOU SHOULD CONSIDER THE FOLLOWING RISKS RELATED TO THE MERGER AND TO YOUR INVESTMENT IN AGCO FOLLOWING THE MERGER. YOU SHOULD CONSIDER CAREFULLY THESE RISKS ALONG WITH THE OTHER INFORMATION IN THIS DOCUMENT AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU.

FACTORS RELATING TO THE MERGER

WHETHER YOU WILL RECEIVE SHARES OF AGCO COMMON STOCK AS PART OF THE MERGER CONSIDERATION IS BASED ON THE MARKET PRICE OF AGCO COMMON STOCK. IN ADDITION, IF THE MERGER IS STRUCTURED AS A REVERSE MERGER, THE RATIO OF SHARES OF AGCO COMMON STOCK AND CASH THAT YOU WILL RECEIVE WILL BE DETERMINED SOLELY BY AGCO.

         If the closing price of AGCO's common stock on the trading day immediately preceding the effective date of the merger is equal to or greater than $8.38 per share, the merger will be a forward merger and you will receive as part of the merger consideration AGCO common stock. If, however, the closing price does not exceed $8.38 per share, the merger will be a reverse merger. In the event of a reverse merger, AGCO in its sole discretion may determine the number of shares of AGCO common stock, if any, not to exceed 11,800,000, to be issued as part of the merger consideration.

         We cannot predict market prices for AGCO common stock. Consequently, we cannot predict whether and the extent to which you will receive shares of AGCO common stock as part of the merger consideration. We encourage you to obtain current market quotations of the AGCO common stock which is listed on the New York Stock Exchange under the symbol "AG."

THE ISSUANCE OF AGCO COMMON STOCK TO YOU AS PART OF THE MERGER CONSIDERATION MAY NOT BE TAX-FREE AND MAY REQUIRE YOU TO PAY SIGNIFICANT TAXES.

         You will not know whether, for U.S. federal income tax purposes, any issuance of AGCO common stock in the merger will be a taxable event to you at the time you vote at the Ag-Chem special meeting. The receipt of the cash portion of the merger consideration will be taxable to you in any case. The opinion of Ag-Chem's financial advisor, discussed below, upon which the Ag-Chem special committee and board of directors relied in making their decisions to approve and ratify the merger agreement, did not consider the tax consequences of the merger, including tax consequences to any holder of Ag-Chem common stock.

         AGCO and Ag-Chem intend, if possible, for the merger to be a forward merger and to qualify as a partially tax-free merger. If the merger so qualifies, then any holders of Ag-Chem common stock who receive AGCO common stock will not recognize a gain or loss for U.S. federal income tax purposes as a result of the merger, except for gain to the extent of cash received as part of the merger consideration, including cash received in lieu of fractional shares or because of the exercise of appraisal or dissenters' rights.

         There can be no assurance that the conditions will occur that are necessary for the merger to be partially tax-free. One condition that must be met in order for the merger to be partially tax-free is continuity of interest. For a discussion of the continuity of interest requirement and whether the merger will meet this requirement, see the discussion under the heading "The Merger--Material Federal Income Tax Consequences."

         If the merger is not tax-free in part or if the merger is structured as a reverse merger, then any issuance of AGCO common stock to Ag-Chem shareholders will be a taxable event for Ag-Chem shareholders. If the merger is taxable to you, you will be taxed on the gain, if any, equal to the fair market value of the shares of AGCO common stock plus the cash you receive, less your basis in your shares of Ag-Chem common stock. For the following two examples, assume that an Ag-Chem shareholder owns 100 shares of Ag-Chem common stock at the time of the merger, entitling that shareholder to $2,580 in total merger consideration, and that the Ag-Chem shareholder's tax basis in his or her Ag-Chem shares is $10.00 per share, or $1,000 in the aggregate. Both of these examples reflect the cash that the Ag-Chem shareholder would receive in lieu of fractional shares.

         Example 1. Assume that the market value of AGCO common stock at the time of the merger is $12.00 per share. In the merger, in exchange for his or her Ag-Chem stock, the Ag-Chem shareholder would receive 107 shares of AGCO common stock valued at $12.00, an aggregate value of $1,284, and $1,296 in cash. Since the forward merger structure is used (because of share price), the shareholder would recognize taxable gain in the amount of $1,296, the amount of cash received. The remaining $284 gain would be deferred.

         Example 2. Assume that the market value of AGCO common stock at the time of the merger is $8.00 per share and that AGCO elects to use the maximum amount of stock possible to pay the merger consideration. The Ag-Chem shareholder would receive 128 shares of AGCO common stock, having a value of $1,024, and $1,556 in cash. The taxable gain would be $1580, all of which currently would be recognized and none deferred.

         The completion of the merger as a partially tax-free forward merger, is conditioned on, among other things, the receipt by Ag-Chem of an opinion from KPMG LLP, independent certified public accountants to Ag-Chem and the receipt by AGCO of an opinion from Troutman Sanders LLP, counsel for AGCO, that the merger will qualify as a partially tax-free merger. An opinion represents the opinion-giver's best judgment and is not binding on the Internal Revenue Service. There can be no assurance that following the merger the Internal Revenue Service will not challenge the qualification of the merger as partially tax-free.

         See "The Merger - Material Federal Income Tax Consequences" on page 38.

AGCO MAY ENCOUNTER DIFFICULTIES IN INTEGRATING AG-CHEM AS A WHOLLY-OWNED SUBSIDIARY AND MAY NOT FULLY ACHIEVE, OR ACHIEVE WITHIN THE ANTICIPATED TIME FRAME, EXPECTED STRATEGIC OBJECTIVES, COST SAVINGS AND OTHER EXPECTED BENEFITS OF THE MERGER.

         The merger will convert Ag-Chem, which previously operated independently, into a wholly-owned subsidiary of AGCO. AGCO expects to realize strategic and other benefits as a result of the transaction, including, among other things,

    -   expansion of AGCO's product line;

    -   access to Ag-Chem's advanced crop management technology;

    -   cost savings;

    -   operating efficiencies;

    -   cross-selling opportunities; and

    -   revenue enhancements.

However, it is impossible to predict with certainty whether, or to what extent, these benefits will be realized or whether AGCO will be able to integrate Ag-Chem in a timely and effective manner. In addition:

    -   the costs of integrating Ag-Chem may be higher than AGCO expects;

    - integration of Ag-Chem as a wholly-owned subsidiary of AGCO will require significant attention from management. This diversion of management attention and any other difficulties associated with this integration could have a material adverse effect on the revenues, the levels of expenses and the operating results of AGCO after the transaction and cause the value of AGCO's common stock to decline; and

    - there are overlaps or redundancies in AGCO and Ag-Chem products that may result in AGCO offering competing products. For example, AGCO and Ag-Chem both manufacture a 1,000 gallon sprayer. At this time, AGCO intends to pursue a multi-brand marketing strategy for overlapping Ag-Chem products and does not intend to discontinue production of any competing products. Although AGCO has been successful with similar multi-brand marketing strategies in the past and expects that this multi-brand strategy will positively impact AGCO's results of operations, AGCO may not be successful in achieving these expectations.

THE CASH PAYMENTS TO BE PAID TO AG-CHEM SHAREHOLDERS (WITH OR WITHOUT ANY ADJUSTMENT DUE TO A POSSIBLE LOW PRICE OF AGCO COMMON STOCK), EITHER ALONE OR IN CONNECTION WITH OTHER FACTORS, MIGHT PLACE AGCO AT RISK OF NOT BEING IN COMPLIANCE WITH RESTRICTIONS PURSUANT TO ITS DEBT COVENANTS AND THEREFORE NEGATIVELY IMPACT ITS ABILITY TO COMPLETE THE MERGER.

         Because the amount of cash to be paid by AGCO to Ag-Chem shareholders is uncertain and is dependent, in part, upon the market price of AGCO's common stock prior to closing, and because of the limitation on the number of shares which AGCO can issue without being required to seek shareholder approval, the amount of cash to be paid to Ag-Chem shareholders might be higher than contemplated. The amount of cash required to complete the merger may place AGCO out of compliance with its debt covenants and, therefore, AGCO may not be able to raise sufficient cash to pay the cash portion of the merger price. If this were to occur, there could be no assurance that AGCO would be able to complete the merger.

DIRECTORS, OFFICERS AND EMPLOYEES OF AG-CHEM WILL HAVE INTERESTS THAT ARE DIFFERENT FROM OR IN ADDITION TO YOUR INTERESTS AS A SHAREHOLDER, INCLUDING SEVERANCE BENEFITS AND BONUS PAYMENTS.

         When considering the recommendation of the board of directors of Ag-Chem, you should be aware that some directors, officers and employees of Ag-Chem have interests in the transaction that are different from, or in addition to, your interests as a shareholder, specifically the right to severance benefits, the right to bonus payments and payments under Ag-Chem's phantom stock plan and, in the case of Mr. McQuinn, the right to be appointed to AGCO's board of directors.

         - Severance benefits. Some directors, officers and employees of Ag-Chem are entitled to severance benefits pursuant to the merger agreement. If those individuals are terminated without cause or quit for good reason within one year following the effective time of the merger, they will be entitled to cash severance benefits equal to one or two times their annual base salary. A. E. McQuinn is not entitled to any severance benefits. If terminated, Mary M. Jetland, Steve M. Koep, Donald D. Pottinger and John C. Retherford will receive severance payments of $195,743, $264,481, $466,000, and
                  $122,450, respectively. Eight other persons would be entitled to severance payments ranging from $114,400 to $170,000. The amount of benefit received by these people has been limited by so-called "golden parachute" provisions of the tax laws which impose a higher tax on such payments and deny AGCO a deduction for a portion of payments.

         - Bonus payments. Some directors, officers, and employees of Ag-Chem have been or are being paid bonuses. If the merger is terminated for any reason, no bonuses that have not already been paid will be given. These bonuses reflect Ag-Chem's desire to compensate persons for either 1) prior service to Ag-Chem or 2) efforts related to the merger. Ag-Chem has paid or will pay an aggregate of $1.6 million to employees for their past services to Ag-Chem. Of this amount, $50,000 was paid to Steve M. Koep and $100,000 was paid to others who are not executive officers. For their efforts related to negotiating the merger, John Retherford has received $1,000,000 and Mary Jetland has received $400,000. No bonus for past services will be paid to any person receiving a bonus related to the merger and A.E. McQuinn will not receive any bonus whatsoever. The fact that Ag-Chem intends to make the bonus payments led to a reduction of the total consideration per Ag-Chem share from $26.00 to $25.80.

         - Phantom stock plan payments. A number of Ag-Chem officers, directors and employees are in possession of "phantom shares" of Ag-Chem stock pursuant to the Ag-Chem Equipment Co., Inc. 1998 Key Employee Phantom Stock Bonus Plan. Prior to or upon closing of the merger, Ag-Chem will terminate the Phantom Stock Bonus Plan and make cash payments to its employees aggregating $1,188,495 of which $55,440 has been or will be paid to each of Mary M. Jetland, Donald D. Pottinger, and John
                  C. Retherford, and $41,580 has been or will be paid to Steve
                  M. Koep. No payments have been or will be paid to A.E. McQuinn under this plan.

         - Right to be appointed to AGCO's board of directors. If the merger is consummated and A. E. McQuinn has acquired at least 7,000,000 shares of AGCO common stock, AGCO has agreed to use its reasonable best efforts to increase the size of its board of directors and appoint Mr. McQuinn as a member. AGCO has indicated its willingness to appoint Mr. McQuinn to its board of directors even if the number of AGCO shares held by him is less than 7,000,000. See "The Merger--Interests of Ag-Chem Directors, Executive Officers and Shareholders" on page 37.

FACTORS RELATING TO AGCO AFTER THE TRANSACTION

A. E. MCQUINN WILL BECOME A SUBSTANTIAL STOCKHOLDER OF AGCO AND MAY NOT ACT CONSISTENTLY WITH THE INTERESTS OF THE OTHER AGCO STOCKHOLDERS.

         Following the merger, A. E. McQuinn will be AGCO's largest single stockholder. If the merger is structured as a forward merger, as currently contemplated, Mr. McQuinn would own approximately 6,847,202 shares, or 9.6 %, of AGCO's common stock based on a trading price of $10.00 (the AGCO closing price per share was $9.73 on March 26, 2001). If the merger is structured as a reverse merger and Mr. McQuinn exercises all of his subscription rights, he will own approximately 7,000,000 shares of AGCO's common stock. While Mr. McQuinn's ownership interest will result in him being a significant AGCO stockholder, his AGCO ownership interest will represent a reduction from his position, which he has held for over thirty years, as a holder of approximately 58% of Ag-Chem's outstanding common stock. There can be no assurance that Mr. McQuinn's interests will be aligned with the interests of other AGCO stockholders. Mr. McQuinn will be less able to sell any or all of his AGCO stock due to market and, possibly, securities law restrictions on transfer due to the number of shares of AGCO stock he will own, and, possibly, based upon his status as a director of AGCO. See "Stock Ownership of AGCO" on page 64.

AGCO IS SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS, AND ITS COSTS RELATED TO COMPLIANCE WITH, OR ITS FAILURE TO COMPLY WITH, EXISTING AND FUTURE ENVIRONMENTAL LAWS AND REGULATIONS COULD ADVERSELY AFFECT ITS BUSINESS AND RESULTS OF OPERATIONS.

         AGCO's operations and products are subject to increasingly stringent environmental laws and regulations in the countries in which it operates. Such regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. The European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, AGCO will likely incur increased capital expenses to modify its products to comply with these regulations. AGCO's costs of complying with these or any other current or future environmental regulations may be significant. Further, if AGCO fails to comply with existing or future laws and regulations it may be subject to governmental or judicial fines or sanctions.

AGCO'S LABOR FORCE IS HEAVILY UNIONIZED AND AGCO'S CONTRACTUAL AND LEGAL OBLIGATIONS UNDER COLLECTIVE BARGAINING AGREEMENTS AND LABOR LAWS MAY SUBJECT AGCO TO GREATER RISKS OF WORK INTERRUPTION OR STOPPAGE AND COULD IMPAIR ITS ABILITY TO ACHIEVE COST SAVINGS THROUGH RESTRUCTURING PLANS.

         Over 40% of AGCO's employees, principally at its manufacturing facilities, are represented by collective bargaining agreements with expiration dates ranging from 2001 to 2002. In addition, AGCO's acquisition of Ag-Chem may provide the labor unions representing employees at some of AGCO's facilities with opportunities to expand into non-union facilities. As a result, AGCO may be subject to increased risks of work interruption or stoppage, and AGCO could incur significant administrative expenses associated with union representation of its employees. In addition, existing and future collective bargaining agreements could impair AGCO's flexibility in streamlining existing manufacturing facilities and in restructuring its business.

DOWNTURNS IN THE AGRICULTURAL INDUSTRY MAY HAVE A NEGATIVE IMPACT ON DEMAND FOR AGRICULTURAL EQUIPMENT, WHICH WOULD ADVERSELY AFFECT AGCO'S GROWTH AND RESULTS OF OPERATIONS.

         Historically, the agricultural industry has been cyclical and subject to a variety of economic, governmental and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, and downturns in the agricultural industry are likely to result in decreases in demand for agricultural equipment. If demand for agricultural equipment declines, AGCO's sales, growth and results of operations will be adversely affected. Agricultural equipment sales are affected by farm income, farm land values, farm cash receipts and farm profits, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Agricultural equipment sales are also affected by economic conditions, interest rate and exchange rate levels and the availability of financing. These factors combined with a general decline in the agricultural industry have in the past, and could in the future, result in a decline in AGCO's sales and profitability.

THE AGRICULTURAL EQUIPMENT INDUSTRY IS HIGHLY SEASONAL AND SEASONAL FLUCTUATIONS MAY CAUSE AGCO'S RESULTS OF OPERATIONS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

         The agricultural equipment business is highly seasonal, with farmers traditionally purchasing agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. AGCO's net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

AGCO FACES INTENSE COMPETITION AND, IF AGCO IS UNABLE TO COMPETE SUCCESSFULLY AGAINST OTHER AGRICULTURAL EQUIPMENT MANUFACTURERS, ITS RESULTS OF OPERATIONS MAY BE ADVERSELY EFFECTED BY COMPETITIVE PRESSURES.

         The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. AGCO competes with several large national and international companies which, like AGCO, offer a full line of agricultural equipment, as well as with numerous short-line and specialty manufacturers and suppliers of farm equipment products. AGCO's two key competitors, Deere & Co. and CNH Global, are substantially larger than AGCO and have greater financial and other resources than AGCO does. In addition, in some markets, smaller regional competitors with significant market share in a single country or group of countries also compete with AGCO. There can be no assurance that these competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products competitive with those of AGCO. If AGCO is unable to compete successfully with other agricultural equipment manufacturers, AGCO could lose customers and its revenues may decline. There can be no assurance that customers will continue to regard AGCO's products favorably, that AGCO will be able to develop new products that appeal to consumers, or that AGCO will be able to continue to compete effectively in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment which, in turn, may adversely affect AGCO's sales margins and results of operations.

MODIFICATION OF EXISTING, OR ADOPTION OF NEW, DOMESTIC AND FOREIGN GOVERNMENTAL REGULATIONS RELATING TO AGRICULTURAL PRODUCTS COULD REQUIRE AGCO TO INCREASE ITS CAPITAL EXPENDITURES AND MAY ADVERSELY AFFECT ITS RESULTS OF OPERATIONS.

         Domestic and foreign political developments and government regulations and policies directly affect the agricultural industry in the United States and abroad, which affects the demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities in the European Union or of subsidy payments for farmers in South America and the United States, would likely result in a decrease in demand for agricultural equipment. If the demand for agricultural equipment declines, AGCO's sales, growth and results of operations may be adversely affected.

AGCO HAS SIGNIFICANT INTERNATIONAL OPERATIONS AND, AS A RESULT, IT IS EXPOSED TO RISKS RELATED TO LAWS OF OTHER COUNTRIES, TAXES, ECONOMIC CONDITIONS, FLUCTUATIONS IN CURRENCY RATES, LABOR SUPPLY AND RELATIONS, POLITICAL CONDITIONS AND POLICIES OF FOREIGN GOVERNMENTS. THESE RISKS MAY DELAY OR REDUCE AGCO'S REALIZATION OF VALUE FROM ITS INTERNATIONAL OPERATIONS.

         AGCO derived $1.9 billion, or 80%, of its revenues for the year ended December 31, 1999, from sales in foreign countries. The primary foreign countries in which AGCO does business are Germany, France, Brazil, The United Kingdom and Ireland. Additionally, AGCO has significant manufacturing operations in Germany, The United Kingdom, France, Denmark and Brazil. The production costs, profit margins and competitive position of AGCO are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. In addition, AGCO's results of operations and financial position may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of AGCO's foreign subsidiaries from local currencies into U.S. dollars. AGCO's international operations are also subject to various risks that are not present in domestic operations, including restrictions on dividends and restrictions on the repatriation of funds.

         Additionally, trends abroad such as farm consolidations may affect the agricultural equipment market. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth, changes in currency relationships or price controls.

SALES OF SIGNIFICANT AMOUNTS OF AGCO SHARES BY AG-CHEM SHAREHOLDERS FOLLOWING THE MERGER MAY ADVERSELY EFFECT THE MARKET PRICE OF AGCO COMMON STOCK.

         Some Ag-Chem shareholders may, shortly after completion of the merger, liquidate the AGCO shares received by them in the merger, which liquidation may have a negative impact on the market price for AGCO common stock. If a significant number of Ag-Chem shareholders do liquidate the AGCO shares received by them in the merger, such liquidation would likely have a negative effect upon the market price for AGCO stock.

           CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

         This proxy statement/prospectus contains numerous forward-looking statements about the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of AGCO and other matters. The words "estimate," "project," "intend," "expect," "believe," "forecast" and similar expressions are intended to identify these forward-looking statements, but some of these statements use other phrasing. In addition, any statement in this proxy statement/prospectus that is not a historical fact is a "forward-looking statement." Except as required by law, AGCO and Ag-Chem expressly disclaim any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. Such forward-looking statements, wherever they occur in this proxy statement/prospectus, are necessarily estimates reflecting the best judgment of the senior management of AGCO and/or Ag-Chem and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. In addition to the specific factors described in the section entitled "Risk Factors," important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the proxy statement/prospectus that are incorporated by reference into this proxy statement/prospectus.

         In addition, there can be no assurance that:

                  - all of the factors affecting AGCO and Ag-Chem's businesses have been correctly identified and assessed;

                  - the publicly-available and other information, upon which the analysis contained in this document is based, is complete or correct;

                  -        the analysis contained in this document is correct;
                           or

                  - the strategies, which are based in part on this analysis, will be successful.

                             AG-CHEM SPECIAL MEETING

         Ag-Chem is furnishing this proxy statement/prospectus in connection with the solicitation of proxies by the Ag-Chem board of directors relating to the merger agreement and the transactions contemplated by the merger agreement. Ag-Chem is first sending this proxy statement/prospectus to shareholders of Ag-Chem on or about March 30, 2001. You should read this proxy statement/prospectus carefully before voting your shares.

DATE, TIME AND PLACE

         The special meeting for Ag-Chem is scheduled to be held as follows:

                  April 16, 2001, 1:00 p.m., local time
                  5720 Smetana Drive,
                  Minnetonka, Minnesota 55343

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         At the meeting, we will ask Ag-Chem shareholders to consider and vote upon adoption of the merger agreement. Ag-Chem shareholders also will vote upon any other business that may properly come before the Ag-Chem special meeting or any adjournment or postponement of that meeting.

RECORD DATE FOR THE SPECIAL MEETING; STOCK ENTITLED TO VOTE; QUORUM

         The Ag-Chem board of directors has fixed the close of business on March 19, 2001, as the record date for determining the Ag-Chem shareholders entitled to notice of and to vote at the Ag-Chem special meeting. On March 19, 2001, there were 9,579,868 shares of Ag-Chem common stock outstanding held by approximately 295 holders of record.

APPRAISAL AND DISSENTERS' RIGHTS

         Shareholders of Ag-Chem who follow the procedural requirements of Minnesota law will be entitled to receive cash in the amount of the fair value of their shares instead of the shares of AGCO common stock and the cash to be issued and paid pursuant to the merger. The fair value of shares of Ag-Chem common stock would be determined pursuant to Minnesota law.

         Any Ag-Chem shareholder who wishes to exercise dissenters' rights must not vote in favor of the merger agreement and must comply with all of the procedural requirements imposed by Minnesota law. A copy of the dissenters' rights statute, Sections 302A.473 and 302A.471, is attached as Appendix C to this document. We encourage you to read the statute carefully and to consult with legal counsel if you desire to exercise your dissenters' rights.

COST OF SOLICITATION

         Ag-Chem will pay the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. Ag-Chem also will request banks, brokers and other intermediaries holding shares of Ag-Chem common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Ag-Chem. No additional compensation will be paid to directors, officers or employees for such solicitation.

         Ag-Chem shareholders should not send in their stock certificates with their proxy cards and/or voting instructions. For information regarding what to do with Ag-Chem share certificates, Ag-Chem shareholders should review "Material Provisions of the Merger Agreement--Exchange of Stock Certificates" on page 47.

                         INFORMATION ABOUT OUR COMPANIES

AGCO

         AGCO is a manufacturer and distributor of agricultural equipment and related replacement parts throughout the world. AGCO sells a full range of agricultural equipment, including tractors, combines, hay tools, sprayers, forage equipment and implements. AGCO's products are widely recognized in the agricultural equipment industry and are marketed under the following brand names: AGCO(R) Allis, Massey Ferguson(R), Hesston(R), White, GLEANER(R), New Idea(R), AGCOSTAR(R), Tye(R), Farmhand(R), Glencoe(R), Fendt, Spra-Coupe(R) and Willmar(R). AGCO distributes its products through a combination of approximately 8,200 independent dealers and distributors, associates and licensees. In addition, AGCO provides retail financing in North America, the United Kingdom, France, Germany, Spain and Brazil through its finance joint ventures with Cooperateive Centrale Raiffeisen-Boerenleenbank B.A. AGCO was organized in June 1990 by an investment group formed by management to acquire the successor to the agricultural equipment business of Allis-Chalmers, a company which began manufacturing and distributing agricultural equipment in the early 1900's. Since its formation in June 1990, AGCO has grown substantially through a series of 17 acquisitions for consideration aggregating approximately $1.4 billion. These acquisitions have allowed AGCO to broaden its product line, expand its dealer network and establish strong market positions in several new markets throughout North America, South America, Western Europe and the rest of the world. AGCO has achieved significant cost savings and efficiencies from its acquisitions by eliminating duplicate administrative, sales and marketing functions, rationalizing its dealer network, increasing manufacturing capacity utilization and engineering common product platforms for certain products. In addition, AGCO is focusing its efforts on long-term growth and profit improvement initiatives including developing new and innovative products, expanding and strengthening its distribution network, reducing product costs, maintaining a flexible horizontal production strategy, and utilizing efficient asset management.

AG-CHEM

         Ag-Chem manufactures and distributes off-road equipment primarily for use in fertilizing agricultural crops, the application of crop protection chemicals to crops, and, to a lesser extent, industrial waste treatment applications and other industrial uses. Ag-Chem was incorporated in Minnesota in 1963.

         Ag-Chem's mission is to position itself as a leading, state-of-the-art manufacturer of agricultural application equipment, with an emphasis on "Site-Specific Agriculture" through its SOILTEQ products, specifically SOILECTION(R) and other high-tech hardware and software product offerings. Ag-Chem's site-specific technology uses computers, satellites and digitized maps to enable application equipment to selectively apply fertilizers and other chemicals to specified locations in a single pass. With this process, inputs are placed only in areas where they can be used by the crop, and excess application is minimized. The effects of such a process are optimal economic performance and potentially positive environmental benefits.

         In order to achieve this goal, Ag-Chem has implemented a business strategy that is focused on customer service and training. In addition to its 17 parts and service centers, Ag-Chem provides customers with service by offering an organization of field service repair personnel who are stationed at various locations throughout the country. Because Ag-Chem believes customer training in site-specific technology is of paramount importance, Ag-Chem operates a Technology & Education Center in Jackson, Minnesota to meet the specialized training needs of its customers. Unlike most of its competitors which sell through distributors, Ag-Chem sells a majority of its products directly to end-users of the equipment, which include fertilizer dealers, farm cooperatives, large growers, municipalities, waste disposal contractors and mining and construction companies. This distribution strategy enables Ag-Chem to maintain close ties with its customers.

                                   THE MERGER

GENERAL

         Ag-Chem is furnishing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Ag-Chem board of directors for use at the Ag-Chem special meeting. At the special meeting, which will be held on April 16, 2001, Ag-Chem shareholders will be asked to adopt the merger agreement.

         The merger agreement provides that AGCO will acquire all of the outstanding Ag-Chem common stock in exchange for a combination of cash and AGCO common stock.

         A copy of the merger agreement is attached as Appendix A to this document. You should read the merger agreement, as it is the legal document that governs the merger.

BACKGROUND OF THE MERGER

         Ag-Chem, prior to May 30, 2000, began exploring the possibility of a merger with, sale to, or other arrangement with one or more other participants in the agricultural equipment market. Ag-Chem undertook this exploration based in part on its belief that aspects of its business, particularly its technology business, might grow more quickly if owned by, licensed to, or partnered with others who had greater financial resources, a full equipment line and broader domestic and international distribution than Ag-Chem. Initially, Ag-Chem had extensive discussions with a potential candidate, including the possibility of that first candidate acquiring some or all of Ag-Chem's operations and/or merging with Ag-Chem. Discussions with the first candidate continued, from time to time, until the merger agreement with AGCO was signed, and, on a number of occasions, the first candidate made oral indications of interest which included possible per share valuations. However, none of these indications of interest ever met or exceeded the ultimately-agreed-upon price with AGCO.

         As discussions with the first candidate proceeded, Ag-Chem engaged Goldsmith Agio Helms to act as Ag-Chem's financial advisor. In addition to assisting Ag-Chem in negotiations with the first candidate (and, later, with AGCO), Goldsmith Agio Helms assisted Ag-Chem in preliminary assessment of various financial alternatives available to Ag-Chem ranging from a possible merger with the first candidate, the possible sale of all or a portion of Ag-Chem's operations, a possible spin-off of SOILTEQ, the possibility of entering into joint venture arrangements, and others. Although Ag-Chem had, from time to time, considered the spin-off of SOILTEQ, because of the tax and other complications regarding the spin-off, as well as the ultimate focus of both the first candidate and AGCO on acquisition of the entire company, Ag-Chem felt that a spin off of SOILTEQ operations was not a viable alternative.

         In addition to AGCO and the first candidate, Ag-Chem considered third and fourth candidates to acquire Ag-Chem. Ag-Chem believed that the third candidate was not likely to have the financial capability for such an acquisition. Although Goldsmith Agio Helms approached the fourth candidate, obtained a confidentiality agreement and furnished information to it, the fourth candidate was not interested in discussing a transaction with Ag-Chem. Ag-Chem did not solicit or receive bids from other potential acquirors. Ag-Chem, based upon its knowledge of participants in the agricultural equipment market, determined that AGCO and the first candidate were the only two potential acquirors who were likely to be willing to enter into an agreement with Ag-Chem on terms acceptable to Ag-Chem. In addition to determining that there were only a limited number of potential candidates, Ag-Chem determined that broader solicitation of potential candidates for an acquisition transaction would likely be damaging to Ag-Chem, particularly to employee morale and its ability to retain key employees and to its ability to continue to market its products to customers if the fact that it was seeking acquisition candidates were to become known beyond a limited group of candidates.

         In late May 2000, Robert J. Ratliff, Executive Chairman of the board of directors of AGCO, contacted A.E. McQuinn, Chairman of the Board and Chief Executive Officer of Ag-Chem and expressed an interest in learning more about Ag-Chem's business. On May 30, 2000, Ag-Chem made a presentation regarding Ag-Chem, generally, and regarding SOILTEQ, at its executive offices in Minnetonka, Minnesota, to Mr. Ratliff, John M. Shumejda, AGCO's President and Chief Executive Officer, and Norman L. Boyd, AGCO's Vice President for Corporate Development. This presentation was made by Mr. McQuinn, Mary M. Jetland, Ag-Chem's Senior Vice President for SOILTEQ, and John C. Retherford, Ag-Chem's Senior Vice President and Chief Financial Officer, and another employee of Ag-Chem and was attended by a representative of Goldsmith Agio Helms. This presentation consisted of general information regarding Ag-Chem and, more particularly, regarding SOILTEQ, a portion of Ag-Chem's business based on computers, satellites and digitized maps, which is designed to allow the farmer or other applicator to selectively apply fertilizers and other chemicals in a single pass. Ag-Chem's presentation included specific discussion of SOILTEQ because Ag-Chem has viewed its mission, for several years, as positioning itself as a leading, state-of-the-art manufacturer of agricultural application equipment with an emphasis on "site-specific agriculture" including SOILTEQ. The presentation regarding SOILTEQ was similar to presentations made by Ag-Chem to potential customers, vendors, potential licensees, and potential joint venturers in site-specific agriculture ventures.

         At the same meeting, AGCO made a presentation about its history, growth strategy, business philosophy, prior acquisitions, operations, locations, and financial statement information drawn from and available in AGCO's publicly-available Securities and Exchange Commission filings. In addition, AGCO provided information regarding its domestic and international market position and a breakdown of sales by product line. No projections were included in either Ag-Chem's or AGCO's presentation.

         The next day, Messrs. Ratliff, Boyd and Shumejda of AGCO, accompanied by Mr. McQuinn and Ms. Jetland and the representative of Goldsmith Agio Helms, toured Ag-Chem's Jackson, Minnesota plant. No merger negotiations resulted directly from the May meetings although each of Ag-Chem and AGCO was aware that the other had some interest in a possible transaction or arrangement.

         In late July, after Ag-Chem had explored the possible sale of Ag-Chem to, or merger of Ag-Chem with, the first candidate and determined it unlikely that the first candidate would be willing to pay an acceptable price or enter into an acceptable merger agreement, Goldsmith Agio Helms, at Ag-Chem's request, obtained from AGCO a confidentiality agreement and delivered to AGCO a confidential memorandum about Ag-Chem. This confidential memorandum contained information about Ag-Chem's history, management, ownership, products and operations, as well as historical and projected financial results of Ag-Chem in the aggregate and by subsidiary, division and selected products. In addition, the memorandum contained Ag-Chem's perception of the market for agricultural equipment, factors which Ag-Chem believed potential acquirers should consider in assessing Ag-Chem's valuation, and opportunities which Ag-Chem had identified for possible cost savings and revenue enhancements in a possible business combination.

         Between delivery of that memorandum and late August, Goldsmith Agio Helms had informal discussions by telephone with a representative of AGCO about the information provided about Ag-Chem and about AGCO's potential valuation of Ag-Chem.

         On August 30, 2000 Messrs. Ratliff and Boyd of AGCO, together with Stephen D. Lupton, AGCO's Senior Vice President and General Counsel, met with Messrs. McQuinn and Retherford and Ms. Jetland and representatives of Goldsmith Agio Helms at Goldsmith Agio Helms's offices in Minneapolis. Ag-Chem presented information about itself which was more detailed than had been presented at the late-May meeting and much of which was not publicly available. The presentation included summary information on Ag-Chem's operations as well as historical financial information as to Ag-Chem in the aggregate and as to each of Ag-Chem's subsidiaries and divisions. It also included detailed projections regarding possible sales increases and cost-savings, both as a result of Ag-Chem's ongoing cost reduction programs and as a result of a possible business combination with AGCO. The presentation also included Ag-Chem's views regarding the site-specific agriculture industry in general and the potential market position of SOILTEQ.

         Among the benefits discussed at the August 30th meeting were the potential benefits that might result from a business combination between AGCO and Ag-Chem such as the following:

         -        AGCO's greater purchasing volume;

         -        the unused capacity in Ag-Chem's Jackson, Minnesota plant;

         -        the possible reduction of administrative costs;

         -        the potential use of AGCO's parts distribution system;

         - the availability of AGCO's credit company to allow purchasers to finance purchases of equipment;

         - the potential for Ag-Chem's products to be sold directly to farmers (Ag-Chem has historically marketed to fertilizer dealers, farm cooperatives and large growers); and

         - the potential for Ag-Chem's products to be sold internationally.

Although there was some discussion about a range of possible valuations for Ag-Chem, and the nature of consideration which might be given for Ag-Chem's common stock, there were no negotiations or agreements on price or any terms, however, AGCO and Ag-Chem did agree to continue discussions.

         Over the next month, a number of informal discussions, primarily by telephone, some through Goldsmith Agio Helms, took place, focusing on a number of topics, including the price that AGCO might be willing to pay for Ag-Chem, which portions of Ag-Chem's business might be included in an acquisition and the nature of consideration that might be given by AGCO.

         On September 25, 2000, another meeting took place at the offices of Goldsmith Agio Helms in Minneapolis. Messrs. McQuinn and Retherford, Ms. Jetland and DeWalt Willard, a director of Ag-Chem, participated on behalf of Ag-Chem and Messrs. Ratliff, Boyd, and Lupton participated on behalf of AGCO. Representatives of Goldsmith Agio Helms also participated in these discussions. AGCO made a presentation about, among other things, AGCO's financial condition, debt levels, operating results, and general business outlook. Although AGCO displayed some projections of its future operations, these projections did not contain details about the assumptions upon which they were based. AGCO did not, at that time, give Ag-Chem or Goldsmith Agio Helms a copy of the presentation or projections. AGCO's presentation also included possible structures for an acquisition of Ag-Chem, possible benefits that might result from such an acquisition, possible strategies for integration of Ag-Chem's business into AGCO and a limited analysis of pro-forma projected financial information related to the cost savings which might be achieved. AGCO also indicated a willingness to pursue negotiations regarding a transaction at a price and on terms that were, at that time, more attractive to Ag-Chem and its shareholders than any other indication of interest Ag-Chem had received. Although no agreement was reached regarding price or terms, AGCO and Ag-Chem authorized representatives of AGCO and AGCO's law firm to conduct "due diligence" inquiries on AGCO's behalf.

         During negotiations, AGCO indicated that it was valuing Ag-Chem without attributing any value to SOILTEQ and that, as a result, it would not object to Ag-Chem shareholders retaining or otherwise selling SOILTEQ if such retention would not result in any cost, liability or contingent liability to AGCO. Discussions at that time about possible alternative structures, including a possible spin-off or retention by Ag-Chem shareholders of SOILTEQ, were preliminary in nature and focused on concepts. These concepts were subject to further research and analysis regarding tax and other structure-related issues. No satisfactory resolution of such issues was ever reached. As a result, no agreement, formal or otherwise, was reached regarding any such alternative structure. As negotiations with the first candidate and AGCO proceeded, both the first candidate and AGCO indicated that they were interested in acquiring all of Ag-Chem's business.

         During the first week of October, representatives of AGCO visited Ag-Chem's law firm to conduct inquiries and review information about Ag-Chem, its business, and other matters. After a couple of days, Ag-Chem discontinued furnishing due diligence information to AGCO because Ag-Chem had received a revised indication of interest from the first candidate at a price per Ag-Chem share of $25, a price that was higher than Ag-Chem believed AGCO would be willing to pay. No other significant terms were resolved at that time. During the ensuing two and one half weeks, the first candidate and Ag-Chem continued to negotiate significant terms. Two of the most significant unresolved terms, which were never resolved, were the timing of the valuation of the first candidate's shares for purposes of determining the number of the first candidate's shares to be delivered to Ag-Chem shareholders and the portion of total consideration to consist of cash as opposed to shares of the first candidate. These issues, as well as others, were never agreed upon. Although the first candidate reduced this indication of interest shortly before an agreement on price was reached with AGCO, Ag-Chem believes that negotiations with the first candidate would have continued had an agreement with AGCO not been reached. Because the nature of such transaction had not been resolved, Ag-Chem had not determined what the tax consequences of a transaction with such potential acquirer might have been.

         While these discussions with the first candidate were ongoing, Mr. Ratliff of AGCO recontacted A. E. McQuinn. Mr. Ratliff indicated that AGCO had continued studying the information provided by Ag-Chem and had concluded that there was a higher likelihood of achieving benefits than AGCO had initially contemplated and that, as a result, AGCO would likely be willing to significantly increase the valuation at which it would be willing to move forward with negotiations. Mr. Ratliff requested a meeting to discuss valuation.

         On October 19, 2000, Mr. McQuinn, Ms. Jetland and representatives of Goldsmith Agio Helms, on behalf of Ag-Chem, and Messrs. Ratliff, Shumejda and Boyd, on behalf of AGCO, met at Ag-Chem's offices to discuss price and terms. During this meeting, there was a general agreement on a price of $26.00 per Ag-Chem share although the nature of the consideration to be given and several other material terms, including a potential reduction in price related to Ag-Chem's anticipated payment of bonuses to some of its employees, were yet to be resolved. Ultimately, the price per Ag-Chem share was reduced to $25.80 to allow Ag-Chem to pay bonuses aggregating $1.4 million to Mr. Retherford and Ms. Jetland related to their efforts negotiating the merger and another $1.6 million related to past services to some of its still unidentified employees prior to closing of the merger.

         After the October 19 meeting, the first candidate contacted Goldsmith Agio Helms. Goldsmith Agio Helms, without disclosing the price generally agreed upon by Ag-Chem and AGCO, encouraged the first candidate to increase its valuation of Ag-Chem. The first candidate indicated no willingness to proceed with discussions at a higher price. After the October 19 meeting, AGCO and Ag-Chem authorized their law firms to begin preparing drafts of the agreements related to a proposed transaction and, as a result, a first draft of a merger agreement was distributed to Ag-Chem directors late in the week of November 6th.

         During the negotiations, Mr. McQuinn indicated that in the event that the aggregate purchase price included less than 11,800,000 shares of AGCO common stock as a result of AGCO's share price being below $8.38 and its election to substitute cash for the stock portion of the merger consideration, he wanted Ag-Chem shareholders to have the ability to subscribe to the difference between the number of shares issued and 11,800,000 shares. In response, AGCO agreed to grant the subscription rights described under "The Merger--What You Will Receive; The Merger Consideration-AGCO Subscription Right."

         The Ag-Chem board met on Monday, November 13, 2000. At this meeting, Goldsmith Agio Helms made a presentation regarding the history of negotiations and pending issues in the negotiations and presented its oral opinion that, as of the date thereof and subject to the assumptions, procedures and limitations set forth therein, the proposed merger consideration to be received pursuant to the merger agreement by the holders of Ag-Chem common stock is fair to the Ag-Chem shareholders from a financial point of view. The board then appointed a special committee of the board of directors comprised of G. Waddy Garrett, Al Giese, and DeWalt Willard, whom the board determined to be all of the disinterested directors as contemplated by the Minnesota Business Corporation Act, Section 302A.673. The special committee was given the authority to approve and authorize Ag-Chem's entering into a merger with AGCO or such other party as it deemed appropriate, pursuant to such terms and conditions as the special committee deemed to be in the best interest of Ag-Chem.

         On November 13, 2000, the special committee also engaged and met with independent legal counsel to advise it regarding the negotiations with AGCO and regarding its responsibilities and met with Goldsmith Agio Helms, to discuss the proposed merger agreement.

         Negotiations between Ag-Chem and AGCO continued, both in person in Minneapolis and by telephone, and the Ag-Chem special committee continued to meet, throughout the week of November 13th. Multiple drafts of the proposed merger agreement were exchanged but there was not final agreement on price and material terms until November 17th. On that day, the Ag-Chem special committee met and approved and adopted the merger agreement, subject to the receipt of an updated fairness opinion from Goldsmith Agio Helms. Goldsmith Agio Helms delivered an oral opinion to the entire board the next day, which was subsequently confirmed in writing, and the Ag-Chem board ratified the approval on that day. Ag-Chem and AGCO executed the merger agreement on Sunday, November 19th, effective as of Monday, November 20th. Ag-Chem and AGCO each issued press releases before the markets opened on Monday, November 20th announcing the merger agreement.

AG-CHEM'S REASONS FOR THE MERGER

         Ag-Chem's special committee and board of directors have each unanimously determined that the merger is advisable and in the best interests of Ag-Chem and its shareholders and have approved and adopted the merger, the merger agreement and the transactions contemplated thereby. In reaching the determination that the merger is advisable and in the best interests of Ag-Chem and its shareholders, the Ag-Chem special committee and board considered a number of factors, which included (but did not consist exclusively of) the following:

         - The merger should increase the ability of Ag-Chem, as a subsidiary of AGCO, to further commercialize its site-specific applications. Ag-Chem has attempted to position itself as the state-of-the-art manufacturer of agricultural application equipment, with an emphasis on site-specific agriculture through its SOILTEQ products, specifically SOILECTION(R)and other high-tech hardware and software product offerings. Although the SOILTEQ aspect of Ag-Chem's business has grown more slowly than Ag-Chem had hoped, Ag-Chem continues to believe in the future of this product line. Over the past few years, other companies, some with greater financial, marketing, and other resources than Ag-Chem, have entered the marketplace for site-specific agriculture. Ag-Chem has become particularly concerned that Deere & Co. and CNH Global have begun to market site-specific agricultural equipment. Both Deere & Co. and CNH Global have greater access to capital, broader name recognition and larger distribution networks than Ag-Chem, each of which has placed Ag-Chem at a competitive disadvantage. AGCO has indicated that it intends to continue to pursue Ag-Chem's site-specific agriculture strategy and that it views the segments of the agricultural equipment industry served by Ag-Chem as major growth segments of the industry. Joining with AGCO will give Ag-Chem the opportunity to more broadly market its site-specific agricultural products and services to a wider range of customers.

         -        Ag-Chem should benefit from increased production efficiencies.
                  Ag-Chem and AGCO both produce products for various aspects of the agriculture industry. Many of such products use similar technologies, both in their design and in their production. The combination of Ag-Chem's and AGCO's design and production functions should increase Ag-Chem's ability to efficiently produce its products. AGCO's ability to realize these efficiencies is uncertain and will depend upon many factors which AGCO and Ag-Chem will be unable to determine until after the merger is completed. Further, the ability of AGCO to benefit may be limited by redundancies in AGCO's and Ag-Chem's operations. For example, both AGCO and Ag-Chem operate parts and service operations. While Ag-Chem and AGCO believe that AGCO's service operations will likely increase the ability to service customers on a more timely basis, the ultimate determination whether to terminate all or some of Ag-Chem's parts and service operations will be made by AGCO in the future. If AGCO determines to terminate Ag-Chem's parts and service operations, AGCO will incur a cost related to such termination. Secondly, AGCO and Ag-Chem have not yet assessed the ability to continue to market both AGCO's and Ag-Chem's post-emergence application equipment. Although the customers to whom each are currently marketed differ from the other, both AGCO's and Ag-Chem's equipment have similar capabilities and, ultimately, AGCO may determine to limit or eliminate one or the other of such systems from its product line and/or may choose to merge such product lines. Again, AGCO will not make such determination until after the merger has been completed.

         - AGCO's international distribution network should provide increased opportunity for marketing of Ag-Chem's products. While Ag-Chem has traditionally marketed its products in the United States, more recently, it has expanded its marketing efforts in Europe. European sales accounted for less than 10% of Ag-Chem's sales in the fiscal year ended September 30, 2000. Ag-Chem derives little sales revenue from the sale of its products in South America. AGCO has a well-established distribution network in Europe and South America, which should provide new outlets for sales of Ag-Chem's products.

         - AGCO's domestic distribution network should provide an increased ability to compete by marketing Ag-Chem's products to customers to whom Ag-Chem has not traditionally made significant sales. Ag-Chem's and AGCO's products have traditionally been marketed to differing segments of the agriculture industry. The merger should provide an opportunity to increase sales of Ag-Chem's products because AGCO has access to, and history with, customers in a portion of the agriculture industry (large farmers) not traditionally served by Ag-Chem.

         - AGCO's ability to finance sales of Ag-Chem's equipment, through AGCO Finance, should both enhance the ability to market Ag-Chem's products and to obtain a higher return on sales of such products. Traditionally, Ag-Chem has provided financing to its customers related to purchases of Ag-

                  Chem's products through financing arrangements with third-party lenders such as banks. Although such financing has been an essential element of Ag-Chem's ability to market its products, it has not been a significant source of revenues for Ag-Chem. AGCO, through its AGCO Finance subsidiary, obtains financing from the sale of debt securities, provides such financing and administers such financing arrangements. AGCO's ability to provide such financing services to purchasers of Ag-Chem's equipment should provide more revenue after the merger is completed.

         - Use of AGCO's network to distribute parts and service after the merger is likely to result in lower costs than Ag-Chem's current parts and service operation. AGCO's parts and service network is more effective and economical than Ag-Chem's because AGCO has a broader network of equipment dealers servicing its equipment and AGCO's parts distribution network is more centrally based. These efficiencies should allow Ag-Chem, after the merger, to improve the contribution of its parts and service network to the profitability of the combined companies.

         - The combined purchasing power of Ag-Chem and AGCO should help lower the cost of production of Ag-Chem's products. AGCO is a much larger company than Ag-Chem and, as such, is often able to purchase parts, supplies and services at more competitive prices and rates than Ag-Chem. Access to such purchasing power should increase the operating margins of Ag-Chem's products.

         - AGCO's financial resources are better able to fund the research and development for Ag-Chem's site-specific products and other operating expenses. Although Ag-Chem, from the beginning of its October 1, 1999 fiscal year, through September 30, 2000, has operated with a cumulative positive cash flow from operations of $46.8 million, a significant portion of such cash flow has been related to Ag-Chem's reduction in receivables and inventory. Ag-Chem's focus on, and investment in, site-specific agriculture has reduced cash flow available to fund operations and such lower receivables and inventory levels have hindered Ag-Chem's ability to obtain new financing to fund expansion and growth. Ag-Chem believes its ability to obtain financing has been negatively affected by the market for companies engaged in the agriculture industry. Ag-Chem believes AGCO's access to capital markets should enhance the ability to fund research and development for site-specific products and other operating expenses.

         - Ag-Chem's shareholders will receive shares of AGCO, a more broadly-focused participant in the market for agricultural equipment and will no longer hold shares of a company (Ag-Chem) focused on equipment used to apply fertilizer and crop protection chemicals. Although AGCO shares represent a more diversified investment, Ag-Chem shareholders will no longer hold shares of a company so highly focused on site-specific agriculture. Further, Ag-Chem shareholders have no assurance that AGCO will remain committed to, and not abandon, development and marketing of site-specific agriculture.

         - Some Ag-Chem shareholders may, shortly after completion of the merger, liquidate the AGCO shares to be received by them in the merger, which liquidation may have a negative impact on the market price for AGCO common stock. The Ag-Chem board recognized that it could not predict the number of Ag-Chem shareholders who, upon receiving consideration partially in freely-tradable AGCO common stock, might choose to promptly liquidate their holdings of AGCO common stock. If a significant number of such shareholders do liquidate the AGCO shares received by them in the merger, such liquidation would likely have a negative effect upon the market price for AGCO stock.

         - Ag-Chem has unused manufacturing capacity in its Jackson, Minnesota, plant which could be used by AGCO in the event AGCO requires additional capacity. Ag-Chem built a substantial expansion of its Jackson, Minnesota plant in 1995 as it was substantially expanding sales of its RoGator line of equipment. Downturns in the agricultural economy generally have led to slower expansion of production at such plant than had been anticipated. During the fiscal year ended September 30, 2000, such plant operated at approximately 60% of capacity. Ag-Chem believes that such plant could achieve a much higher percentage of productivity as a result of increased production of agricultural equipment products due to the marketing efficiencies related to Ag-Chem described above.

         - The combination of AGCO and Ag-Chem should result in administrative and regulatory cost savings related to being a publicly-held company. AGCO should be able to reduce and/or eliminate some operating costs related to duplicative administrative and regulatory requirements (e.g. costs of complying with the periodic reporting requirements of the Securities and Exchange Commission and auditing costs).

         - The fact that the merger will likely be conducted in a manner that will be partially tax-free to most Ag-Chem shareholders. As discussed in "The Merger--Material Federal Income Tax Consequences" beginning on page 38, it is likely that the merger will be conducted in such a manner that Ag-Chem shareholders will receive both AGCO shares and cash and, to the extent Ag-Chem shareholders receive AGCO shares, the merger will likely be tax-free to such shareholders. However, the merger will be taxable to such shareholders to the extent of the lesser of (i) the fair market value of the AGCO common stock plus the amount of cash received, less the shareholder's basis in the Ag-Chem common stock or (ii) the amount of cash received.

         - The merger may be conducted in a manner that will not be partially tax-free to Ag-Chem shareholders. Both the Ag-Chem special committee and board of directors recognized that the merger might be conducted in a manner that is not partially tax-free to Ag-Chem shareholders, even to the extent Ag-Chem shareholders receive AGCO shares. Although the Ag-Chem special committee and board of directors considered the potential for a partially tax-free transaction, each also concluded that if, ultimately, the merger does not qualify as partially tax-free, nonetheless, the other factors identified by the Ag-Chem special committee and board of directors justify completion of the merger on a taxable basis. The Ag-Chem board of directors' and the special committee's recommendations that Ag-Chem shareholders vote "For" the merger are given even if the merger is fully taxable to Ag-Chem shareholders.

         - The opinion of Goldsmith Agio Helms that the merger consideration to be received pursuant to the merger agreement is fair from a financial point of view to the shareholders of Ag-Chem. The opinion, dated November 18, 2000, to the Ag-Chem special committee and the board of directors, of Goldsmith Agio Helms stated that, as of that date and based upon and subject to the matters described in the opinion, the per share consideration which is to be received in the merger by the Ag-Chem shareholders was fair, from a financial point of view, to such holders. The Ag-Chem special committee and board of directors specifically considered that the Goldsmith Agio Helms opinion did not address the tax consequences of the merger. The full text of Goldsmith Agio Helms's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldsmith Agio Helms, is attached as Appendix D to this proxy statement/prospectus. In addition, the opinion is discussed in more detail below under the caption "The Merger--Opinion of Ag-Chem's Financial Advisor."

         - A. E. McQuinn, who has been a majority shareholder of Ag-Chem since it went public over 30 years ago, will own less than 10 percent of AGCO's outstanding common stock after the merger. The Ag-Chem special committee and board of directors recognized that a number of Ag-Chem shareholders felt a significant loyalty to Mr. McQuinn based upon the number of years that he has led Ag-Chem. The special committee and board of directors recognized that Mr. McQuinn's age might lead to lesser involvement by him in the management of Ag-Chem if it remained independent and that he might be less willing to undertake a significant role in any company acquiring Ag-Chem or its business and that this change might be considered a negative under either circumstance. Different directors viewed this factor as either a positive or a negative aspect of the merger based upon their views of the merger.

         - AGCO's shares were trading at a significant discount from their historic highs. AGCO's stock, from July 1, 2000 through the date the merger agreement was signed, traded in a range from $13.875 to $9.625. Prior thereto, in March 1998, AGCO's stock had traded at a significantly higher price of $30.00. Although this decline was consistent with that of other stocks in the agricultural equipment industry, the Ag-Chem board of directors and special committee each recognized that there was no assurance this trend would be reversed.

         - The cash payments to be made to Ag-Chem shareholders (with or without any adjustment due to the low price of AGCO common stock), either alone or in connection with other factors, might place AGCO at risk of not being in compliance with restrictions pursuant to its debt covenants and therefore negatively impact its ability to complete the merger. Because the amount of cash to be paid by AGCO to Ag-Chem shareholders is uncertain and is dependent, in part, upon the market price of AGCO's common stock prior to closing, and because of the limitation on the number of shares which AGCO can issue without being required to seek shareholder approval, the amount of cash to be paid to Ag-Chem shareholders might be higher than contemplated. The amount of cash required to complete the merger may place AGCO out of compliance with its debt covenants and, therefore, AGCO may not be able to raise sufficient cash to pay the cash portion of the merger price. If this were to occur, there could be no assurance that AGCO would be able to complete the merger.

         - The fact that the price per share to be received by Ag-Chem shareholders is fixed and is in excess of the price at which Ag-Chem's common stock has traded in the public market in the recent past and the fact that the market for AGCO's common stock is larger and better established. Ag-Chem's common stock has been traded in the Nasdaq National Market System since April 24, 1995. The highest closing bid price at which it has traded since that date is $31.75 on October 9, 1995. The volume of Ag-Chem shares has been relatively low since that date with average weekly trading volumes of 39,909 shares since such date and 36,496 shares during the 52 weeks prior to entering into the merger agreement. AGCO's common stock has been traded on the New York Stock Exchange since April 1992 and its average weekly trading volume during the 52 weeks prior to entering into the merger agreement has been 280,000 shares. The agreed-upon price of $25.80 per share of Ag-Chem common stock was $14.30 (124%) over the price at which Ag-Chem common stock had closed on Friday, November 17, 2000, the last trading day before the merger agreement was executed and announced.

         The foregoing discussion of the information and factors discussed by the Ag-Chem special committee and board of directors is not meant to be exhaustive but includes all material factors considered by the Ag-Chem special committee and board of directors. Neither the Ag-Chem special committee nor the Ag-Chem board of directors found it practicable to quantify, rank or otherwise attach any relative weight to the various factors. In addition, the Ag-Chem special committee and board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but conducted an overall analysis of these factors, including discussions with Ag-Chem's management and legal and financial advisors. The Ag-Chem board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the merger. As a result of its consideration of these factors, the Ag-Chem special committee and board of directors each determined that the merger, the merger agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of Ag-Chem and its shareholders and approved and adopted the merger, the merger agreement and the transactions contemplated thereby. In addition, individual members of the Ag-Chem special committee and board of directors may have given different weight to different information and factors.

OPINION OF AG-CHEM'S FINANCIAL ADVISOR

         On March 3, 2000, Ag-Chem retained Goldsmith, Agio, Helms & Lynner, Ltd. and its affiliated company Goldsmith, Agio, Helms Securities, Inc. (collectively, "Goldsmith Agio Helms") to act as its financial advisor to assist Ag-Chem in its analysis and consideration of various financial alternatives available to Ag-Chem with respect to a possible sale of Ag-Chem. Goldsmith Agio Helms is a nationally recognized investment banking firm, which as a customary part of its business is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. Ag-Chem selected Goldsmith Agio Helms based on Goldsmith Agio Helms's qualifications, expertise, and reputation in investment banking, and more specifically, in mergers and acquisitions.

         On November 13, 2000, Goldsmith Agio Helms presented its oral opinion to the Ag-Chem board of directors including the directors who were during that meeting appointed as members of the special committee. After various changes to the merger agreement were agreed to by AGCO and Ag-Chem, this opinion was confirmed orally and, thereafter, in writing effective November 18th, to the effect that, as of the date thereof, and subject to the assumptions, procedures, and limitations set forth therein, the proposed merger consideration to be received pursuant to the merger agreement by the holders of Ag-Chem common stock is fair to the Ag-Chem shareholders from a financial point of view. The merger agreement, as executed, is in the final form which sets forth the proposed merger consideration opined upon by Goldsmith Agio Helms.

         The limitations of this opinion are set forth in more detail below. Among other things, Goldsmith Agio Helms did not opine on, nor did its opinion consider, the tax consequences of the merger, including tax consequences to any holder of Ag-Chem common stock.

         Pursuant to a letter agreement with Ag-Chem dated March 3, 2000, Goldsmith Agio Helms was entitled to a fee of $225,000 after delivering its opinion. Upon consummation of the merger, Goldsmith Agio Helms is entitled to total cash compensation of one and fifteen hundredths percent (1.15%) of the merger consideration, or approximately $2,842,347, assuming consideration paid for Ag-Chem common stock of $247,160,594. Goldsmith Agio Helms received monthly retainers of $15,000 for a period of six months following its engagement by Ag-Chem. The aggregate total of the retainers received by Goldsmith Agio Helms was capped at $90,000. These retainers, but not the $225,000 fee for the opinion, will be credited against the total fee to be paid at closing. Ag-Chem has agreed to reimburse Goldsmith Agio Helms for reasonable out-of-pocket expenses, including, but not limited to, fees and expenses of counsel, and to indemnify Goldsmith Agio Helms for liabilities and expenses arising out of the merger or transactions in connection therewith. The fees and expenses of counsel are not to exceed $15,000, and all fees, disbursements, and expenses are not to exceed $40,000 without the prior written consent of Ag-Chem. Ag-Chem consented to reimbursement of fees and disbursements of legal counsel in excess of $15,000 so long as the total of all out of pocket fees, disbursements, and expenses (excluding out of pocket travel expenses) does not exceed $75,000 without the consent of Ag-Chem, such consent not to be unreasonably withheld. The terms of the fee agreement with Goldsmith Agio Helms, which are customary in transactions of this nature, were negotiated at arm's length between Ag-Chem and Goldsmith Agio Helms, and the Ag-Chem board of directors and special committee were aware of the arrangement.

         The type and amount of merger consideration payable pursuant to the merger was determined through negotiation between Ag-Chem and AGCO. Although Goldsmith Agio Helms provided financial advice to Ag-Chem during the course of the negotiations, Goldsmith Agio Helms did not recommend the amount of the merger consideration or the payment or other terms thereof, and the decision to enter into the merger agreement was solely that of Ag-Chem's special committee and board of directors. Goldsmith Agio Helms's opinion as to the fairness of the merger consideration from a financial point of view was only one of many factors considered by the special committee and the board of directors in making their determination to recommend adoption of the merger agreement.

         A copy of Goldsmith Agio Helms's opinion, which sets forth the assumptions made, matters considered, and limits on the review taken, is attached as Appendix D to this proxy statement and is incorporated by reference. You are urged to, and should, read the Goldsmith Agio Helms opinion in its entirety. The description of the Goldsmith Agio Helms opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. Goldsmith Agio Helms's opinion is rendered for the benefit and use of the special committee and the board of directors of Ag-Chem in connection with the special committee's and the board of directors' consideration of the merger and does not constitute a recommendation to any holder of Ag-Chem common stock as to how such shareholder should vote with respect to the merger.

         In arriving at its opinion, Goldsmith Agio Helms undertook such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Goldsmith Agio Helms:

         - reviewed a draft of the merger agreement in the form provided to it and assumed that the final form of the merger agreement would not vary in any regard that would be material to Goldsmith Agio Helms's analysis;

         - analyzed financial and other information that was publicly available relating to AGCO;

         - analyzed financial and other information that was publicly available relating to Ag-Chem;

         - analyzed certain internal financial and operating data of Ag-Chem that had been made available to Goldsmith Agio Helms by Ag-Chem;

         - visited certain facilities of Ag-Chem and discussed with management of Ag-Chem the financial condition, operating results, business outlook, and prospects of Ag-Chem;

         - discussed with management of AGCO the financial condition, operating results, business outlook and prospects of AGCO, including information relating to certain strategic, financial, and operational benefits anticipated from the merger;

         - analyzed the valuations of publicly traded companies that Goldsmith Agio Helms deemed comparable to Ag-Chem;

         - performed a discounted cash flow analysis of Ag-Chem as a stand-alone entity based on financial projections that Ag-Chem management provided to Goldsmith Agio Helms;

         - analyzed the financial terms of certain transactions Goldsmith Agio Helms deemed comparable to the merger that recently have been effected within the agricultural equipment market;

         - analyzed the premiums paid in recent mergers and acquisitions of publicly traded companies with transaction values ranging from $200 to $500 million;

         - analyzed the historical exchange ratios of Ag-Chem and AGCO common stock over a twelve-month period; and

         - reviewed the common stock trading histories of Ag-Chem and AGCO common stock over the last several years.

         In arriving at its opinion, Goldsmith Agio Helms relied upon and assumed the accuracy, completeness, and fairness of the financial statements and other information furnished by, or publicly available relating to, Ag-Chem or AGCO, or otherwise made available to Goldsmith Agio Helms, and relied upon and assumed that the representations and warranties of Ag-Chem and AGCO contained in the merger agreement were true and correct. Goldsmith Agio Helms was not engaged to, and did not attempt to, or assume responsibility to, verify independently such information. Goldsmith Agio Helms further relied upon assurances by Ag-Chem that the information provided to Goldsmith Agio Helms had a reasonable basis, and with respect to projections and other business outlook information, reflected the best available estimates, and that Ag-Chem was not aware of any information or fact that would make the information provided to Goldsmith Agio Helms incomplete or misleading. Goldsmith Agio Helms assumed that Ag-Chem and AGCO will perform all of the covenants and agreements to be performed by each under the merger agreement and that the conditions to the merger will be satisfied and that the merger will be consummated on a timely basis in the manner contemplated by the merger agreement. In arriving at its opinion, Goldsmith Agio Helms did not perform any appraisals or valuations of specific assets or liabilities of Ag-Chem or AGCO and expressed no opinion regarding the liquidation value of Ag-Chem or AGCO or any of their respective assets. The Goldsmith Agio Helms opinion is based upon the information available to Goldsmith Agio Helms and the facts and circumstances as they existed and were subject to evaluation on the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion. However, Goldsmith Agio Helms has no obligation to update, revise, or reaffirm its opinion.

         Goldsmith Agio Helms relied, with respect to legal and accounting matters related to the merger agreement, on the advice of Ag-Chem's legal and accounting advisors. Goldsmith Agio Helms made no independent investigation of any legal or accounting matters that may affect Ag-Chem and assumed the correctness of the legal and accounting advice provided to Ag-Chem, its board of directors, and the special committee. Goldsmith Agio Helms did not opine on, nor did its opinion consider, the tax consequences of the merger, including tax consequences to any holder of Ag-Chem common stock. Goldsmith Agio Helms was not asked to, nor did it, express an opinion as to the relative merits of the merger as compared to any alternative business strategies that might exist for Ag-Chem, the effect of any other transaction in which Ag-Chem might engage, or the form of the merger agreement or the terms contained therein. Furthermore, Goldsmith Agio Helms expressed no opinion as to the prices at which Ag-Chem or AGCO stock may trade following the date of its opinion or following consummation of the merger. Goldsmith Agio Helms's opinion was rendered as of the date thereof, and Goldsmith Agio Helms did not express any opinion as to whether, on or about the effective time of the merger, the merger consideration will be fair, from a financial point of view, to Ag-Chem's shareholders.

         The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Goldsmith Agio Helms analyses set forth below does not purport to be a complete description of the analyses performed by Goldsmith Agio Helms in arriving at its opinion or of the presentation by Goldsmith Agio Helms to Ag-Chem's board of directors and the special committee. In arriving at its opinion, Goldsmith Agio Helms did not attribute any particular weight to any analysis or factor considered by it, but rather considered the results of its analyses as a whole. Accordingly, Goldsmith Agio Helms believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, or of the summary, without considering all factors and analyses, could create an incomplete view of the processes underlying its analyses.

         The analyses performed by Goldsmith Agio Helms (and summarized below) are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Although some of the valuation analyses discussed below resulted in wide valuation ranges, the per share value of the consideration to be received by Ag-Chem shareholders from AGCO is higher than the high end of each range discussed.

         Discounted Cash Flow Analysis. Goldsmith Agio Helms performed a discounted cash flow analysis based on the unlevered discounted cash flow of the projected five-year financial performance of Ag-Chem prepared by Ag-Chem management. Ag-Chem's weighted average cost of capital for purposes of this analysis was calculated to be approximately 11.2 percent. Terminal values were calculated by applying both an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple of 6.0x to the projected EBITDA of Ag-Chem in fiscal year 2005 and by applying a five percent perpetual growth rate to the projected free cash flow in fiscal year 2005. Based on this analysis, Ag-Chem's implied per share equity values ranged from $13.60 to $15.75. Discounted cash flow analysis is a widely-used valuation methodology but it relies on numerous assumptions, including assets and earnings growth rates, terminal values, and discount rates. This analysis is not necessarily reflective of the actual value of Ag-Chem.

         Analysis of Publicly Traded Comparable Companies. Goldsmith Agio Helms analyzed selected historical financial, operating, and stock market data of Ag-Chem, AGCO, and other publicly traded companies that Goldsmith Agio Helms deemed to be comparable to Ag-Chem. The four companies (collectively, the "Comparable Companies") deemed by Goldsmith Agio Helms to be reasonably comparable to Ag-Chem in terms of products and services offered, markets served, and business prospects were:

         -        Deere & Co.;

         -        Alamo Group, Inc.;

         -        Gehl Company; and

         -        CTB International Corporation.

         Although Ag-Chem and AGCO were included in the analysis for reference purposes, they were not included in any calculation of implied multiples for purposes of Goldsmith Agio Helms's analysis.

         No company utilized in Goldsmith Agio Helms's comparable company analysis is identical to Ag-Chem. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of Ag-Chem and other factors that could affect the public trading value of the comparable companies to which they are being compared.

         Goldsmith Agio Helms examined certain publicly available financial data of the Comparable Companies, including the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to latest-12-month ("LTM") revenue, EBITDA, and earnings before interest and taxes ("EBIT"). In addition, Goldsmith Agio Helms examined the ratio of equity value to LTM net income for each of the Comparable Companies.

         This analysis showed that the Comparable Companies had a multiple represented by the ratio of enterprise value to LTM revenue ranging from 0.4x to 1.5x, with a mean of 0.8x and a median of 0.7x, compared with 1.0x for Ag-Chem based on a transaction enterprise value of $293,734,594 (equity value of $247,160,594 at $25.80 per share plus $46,574,000 of outstanding debt); a multiple represented by the ratio of enterprise value to LTM EBIT ranging from 3.6x to 14.6x, with a mean of 8.7x and a median of 8.4x, compared with 34.7x for Ag-Chem based on a transaction enterprise value of $293,734,594; a multiple represented by the ratio of enterprise value to LTM EBITDA ranging from 3.1x to 10.3x, with a mean of 6.3x and a median of 6.0x, compared with 18.9x for Ag-Chem based on a transaction enterprise value of $293,734,594; and a multiple represented by the ratio of equity value to net income ranging from 3.5x to 23.0, with a mean of 12.3x and a median of 11.3x, compared with 129.0x for Ag-Chem based on a transaction enterprise value of $293,734,594.

         By applying the median ratios derived from Goldsmith Agio Helms's comparable company analysis to Ag-Chem's estimated operating results for its fiscal year ended September 30, 2000, Ag-Chem's implied range of equity value per share was calculated to be $2.32 to $20.41.

         Analysis of Selected Merger and Acquisition Transactions. Goldsmith Agio Helms compared the proposed merger with selected comparable merger and acquisition transactions. No transaction analyzed in Goldsmith Agio Helms's comparable transaction analysis is identical to the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Ag-Chem and other factors that could affect the acquisition value of the companies to which Ag-Chem is being compared.

         Goldsmith Agio Helms performed an analysis of nine merger and acquisition transactions involving agricultural machinery companies that occurred between November, 1992 and November, 1999. The nine merger and acquisition transactions considered were:

         - AGCO's acquisition of Massey-Ferguson Ltd. - North American Distribution Business (Varity Corporation);

         - AGCO's acquisition of Allied Products Corporation - White/New Idea Farm Equipment Division;

         -        AGCO's acquisition of Massey-Ferguson Group Ltd. (Varity
                  Corporation);

         -        M&W Gear Company's acquisition of Alamo Group, Inc.;

         - The acquisition of Lindsay Manufacturing Co. by an investor group;

         -        Varity Corporation's acquisition of Lucas Industries PLC;

         -        AGCO's acquisition of Xaver Fendt GmbH and Co.;

         -        The acquisition of Gehl Company by an investor group; and

         -        New Holland's acquisition of Case Corp.

         For the nine merger and acquisition transactions analyzed, the multiple represented by the ratio of enterprise value to LTM revenue ranged from 0.4x to 1.7x, with a mean of 0.9x and a median of 0.8x, compared with a multiple represented by the ratio of enterprise value to revenue of 1.0x for Ag-Chem based on an enterprise value of $293,734,594. The multiple represented by the ratio of enterprise value to LTM EBIT ranged from 8.0x to 16.0x, with a mean of 11.9x and a median of 11.8x, compared with a multiple represented by the ratio of enterprise value to LTM EBIT of 34.7x for Ag-Chem based on an enterprise value of $293,734,594. The multiple represented by the ratio of enterprise value to LTM EBITDA ranged from 6.9x to 10.6x with a mean of 8.9x and a median of 9.1x, compared to a multiple represented by the ratio of enterprise value to LTM EBITDA of 18.9x for Ag-Chem based on an enterprise value of $293,734,594. By applying the median ratios derived from the Comparable Transaction Analysis to Ag-Chem's estimated operating results for the fiscal year ended September 30, 2000, Ag-Chem's range of implied equity value per share was calculated to be $5.55 to $19.75.

         Acquisition Premiums Analysis. Goldsmith Agio Helms analyzed the premiums paid for 270 recent mergers and acquisitions of publicly traded companies with enterprise values ranging from $200 to $500 million executed between January 1, 1998 and November 8, 2000. The mean and the median premium paid over the targets' stock prices four weeks before the announcement date, one week before the announcement date, and one day before the announcement date were 39.6 percent and 46.9 percent, 31.3 percent and 37.1 percent, and 26.9 percent and 31.4 percent, respectively. The per share price to be paid to Ag-Chem shareholders by AGCO of $25.80 represents a premium of 129.3 percent over Ag-Chem's share price as of close on November 8, 2000.

         Historical Exchange Ratio Analysis. Goldsmith Agio Helms analyzed the historical exchange ratio determined by comparing Ag-Chem's common stock price and AGCO's common stock price over a twelve-month period. During the twelve-month period ended November 8, 2000, the exchange ratio reached a high of
1.23 and a low of 0.48. The mean exchange ratio for this period was 0.79 and the median was 0.77. This compares to an implied exchange ratio of 2.27, which is based on the $25.80 share price to be paid to Ag-Chem shareholders and a stock price of $11.35 for AGCO, which represents the highest of the 5, 10, 15, 20, and 30 day averages of AGCO's closing prices and the 5, 10, 15, 20 and 30 day averages of the average of AGCO's daily high and low prices for such periods ending on November 8, 2000.

         Common Stock Trading History. Goldsmith Agio Helms's analysis of Ag-Chem's and AGCO's common stock trading history consisted of historical analyses of the trading prices and volumes of Ag-Chem and AGCO and the relative performance of Ag-Chem, AGCO, and the S&P 500 Index. Goldsmith Agio Helms's analysis considered the high and low closing prices for Ag-Chem and AGCO over the one-year and three-year periods ended November 8, 2000. On November 15, 1999, Ag-Chem's common stock reached a one-year high closing price of $13.94 and on June 1, 2000, reached a one-year low closing price of $6.13. On July 1, 1998, Ag-Chem's common stock reached a three-year high closing price of $19.06 and on June 1, 2000 reached a three-year low closing price of $6.13. On May 16, 2000, AGCO's common stock reached a one-year high closing price of $14.16 and on September 20, 2000, reached a one-year low closing price of $10.06. On January 5, 1998, AGCO's common stock reached a three-year high closing price of $30.47 and on October 5, 1998, reached a three-year low closing price of $6.09.

         Goldsmith Agio Helms also analyzed the volume of shares traded at various prices. For Ag-Chem's common stock, the volume-weighted average price for the twelve months ending on November 8, 2000 was $9.88. For AGCO, the volume-weighted average price for the twelve months ending November 8, 2000 was $11.91.

WHAT YOU WILL RECEIVE; THE MERGER CONSIDERATION

         The merger agreement provides for two different possible structures, a "reverse merger" and a "forward merger." In a reverse merger, a subsidiary of the acquiring company merges with, and into, the acquired company with the acquired company being the survivor and ending up as a subsidiary of the acquiring company. In a forward merger, the acquired company merges with, and into, a subsidiary of the acquiring company with the survivor being the subsidiary. Although in either event the acquiring company (AGCO) owns the business of the acquired company (Ag-Chem) as a subsidiary following the merger, the tax consequences for the companies and the shareholders of the acquired company are significantly different for the two structures.

         The tax consequences are highly complex and you are urged to carefully read the section entitled "The Merger-Material Federal Income Tax Consequences" beginning on page 38. However, in general, the most favorable tax treatment is available when the composition of the cash and stock portions of the purchase price includes at least 40% stock and the transaction is a forward merger. If that treatment cannot be obtained, from a tax perspective the composition of the purchase price is less important but the transaction needs to be structured as a reverse merger in order to get the most favorable tax treatment for the parties. Hence, the merger agreement contains provisions that alter the mix of stock and cash that you will receive as well as the structure of the merger - i.e., whether it is a forward merger or a reverse merger - based upon AGCO's share price and the parties' tax objectives.

         REGARDLESS OF THE MERGER STRUCTURE, THE MERGER CONSIDERATION YOU WILL RECEIVE FOR EACH OF YOUR AG-CHEM SHARES WILL HAVE A VALUE OF $25.80. The structure of the merger will be determined based upon the closing price of AGCO shares on the trading day immediately prior to the effective date of the merger (the "Share Price"). However, the number of shares of AGCO common stock that you receive will be determined based upon the average closing price of AGCO shares for the ten trading days immediately prior to the effective date of the merger (the "Average Price").

                  - If the Share Price is $10.48 or higher, for each share of Ag-Chem common stock you will receive a number of AGCO shares that has a value of $12.90 divided by the Average Price. This will result in
                           1.2317 shares or fewer. The balance of the $25.80, $12.90, will be paid in cash.

                  - If the Share Price is between $8.38 and $10.47 for each share of Ag-Chem common stock you will receive
                           1.2317 shares of AGCO common stock. This will be stock with a value of between $10.32 and $12.90. The balance of the $25.80, between $12.90 and $15.48, will be paid in cash.

                           Under either of the two scenarios described above, the merger will be a forward merger and the receipt of AGCO shares generally will be tax-free.

                  - If the Share Price is between $6.10 and $8.37, AGCO may elect to pay you a combination of cash and AGCO common stock in any ratio AGCO chooses (as long as AGCO does not issue more than 11,800,000 AGCO shares in the merger) that will provide the value of $25.80. In lieu of either of these options, AGCO may elect to defer the effective time of the merger for a period up to thirty days, and if, during that period, the Share Price goes back up to $8.38 or higher, the merger will be effected as a forward merger and in exchange for your Ag-Chem shares you will receive the combination of cash and stock described above. Under this scenario, the merger will be a reverse merger and receipt of AGCO shares generally will be taxable.

                           Under this scenario, the merger will be a reverse merger and receipt of AGCO shares generally will be taxable.

                  - If the Average Price is $6.09 or below, AGCO may elect to terminate the merger agreement, in which case you will continue to hold your Ag-Chem shares unaffected, or AGCO may elect to proceed with the merger, in which case you will receive any portion of cash and stock as AGCO may choose that will provide a value of $25.80 (as long as AGCO does not issue more than 11,800,000 shares in the merger). In addition, AGCO may utilize the issuance election described below. If AGCO makes an issuance election, or fails to make such an election within the period provided in the merger agreement, Ag-Chem may terminate the merger agreement.

         Based upon this structure and the various share prices covering the range between the 52 week low of $9.12 and the 52 week high of $14.50 for AGCO common stock, Ag-Chem shareholders will receive the following amounts at the following prices. On March 26, 2001, the closing price per share of AGCO common stock was $9.73.

                                      Ag-Chem Shareholders will receive:
         If the AGCO common       -------------------------------------------
         stock price is:          Shares of AGCO common stock           Cash
         ---------------          ---------------------------          ------

              $ 9.00                        1.2317                     $14.71
              $ 9.50                        1.2317                     $14.10
              $10.00                        1.2317                     $13.48
              $10.50                        1.2286                     $12.90
              $11.00                        1.1727                     $12.90
              $11.50                        1.1217                     $12.90
              $12.00                        1.0750                     $12.90
              $12.50                        1.0320                     $12.90
              $13.00                        0.9923                     $12.90
              $13.50                        0.9556                     $12.90
              $14.00                        0.9214                     $12.90
              $14.50                        0.8897                     $12.90

         The $8.38 and $8.37 prices described above are critical thresholds for the tax treatment of the merger and are subject to adjustment. In addition, the prices described in the chart are subject to adjustment. In particular, because cash issued in lieu of fractional shares and cash paid upon the exercise of dissenters' rights, if any, will reduce the number of shares issued in the merger, these two thresholds automatically increase to get the stock portion up to the level necessary for favorable tax treatment. It is impossible to predict the exact amount of this adjustment. The adjustment attributable to fractional shares will depend upon the number of fractional shares, but in all events will be less than $.005. The adjustment attributable to dissenters will depend upon the number of shares with respect to which dissenters' rights are exercised--and frequently there are none--but, for example, if dissenters' rights are exercised as to 100,000 shares, the resulting adjustment would be less than approximately $.15. These adjustments will be relevant and material only if the AGCO share price is slightly above $8.37 and there are dissenters.

         Issuance Election. Under New York Stock Exchange rules, AGCO can issue only approximately 11,800,000 shares of common stock (20% of its outstanding shares) without obtaining AGCO stockholder approval. As a result, under no circumstances is AGCO obligated to issue more than 11,800,000 of its shares to complete the merger. However, if the Average Price is less than $6.10, AGCO may elect to seek its stockholders' approval to issue more than 11,800,000 shares in the merger. If AGCO so elects, Ag-Chem has a right to terminate the merger agreement for a period of three days from the time it receives notice of AGCO's election. If Ag-Chem does not so terminate, and AGCO obtains the requisite stockholder approval to issue more than 11,800,000 AGCO shares in the merger, then AGCO is obligated to issue the minimum number of AGCO shares necessary to effect the merger as a forward merger, and you will receive for each share of Ag-Chem common stock a number of AGCO shares equal to $10.32 divided by the Average Price. Cash will make up any remaining balance, $15.48, owed to you so that you receive the value of $25.80.

         AGCO Subscription Right. If AGCO elects to issue less than 11,800,000 shares of AGCO common stock under the third or fourth scenarios above, you will have subscription rights to subscribe to your pro rata portion of a number of AGCO shares equal to the difference between the number of AGCO shares issued in the merger and 11,800,000 AGCO shares, based on your proportionate ownership of Ag-Chem shares. The subscription rights may be exercised by indicating the maximum number of shares that you want to subscribe to, if any, on the transmittal letter that AGCO sends to you following the merger and returning that letter within thirty days following the merger. The shares subject to this AGCO subscription right may be purchased at a price of $8.38 per share or at a per share price equal to 105% of the average closing price of AGCO common stock in the ten-day period prior to the effective date of the merger (whichever is less).

         Fractional Shares. Under no circumstances is AGCO obligated to issue any fractional shares in the merger. Therefore, in place of any fractional AGCO shares, AGCO will pay an amount in cash (without interest) for each fractional share determined by multiplying the fraction by the Average Price.

         We cannot predict the market prices for the AGCO common stock and we encourage you to obtain current market quotations of the AGCO common stock, which is listed on the New York Stock Exchange under the symbol "AG."

         Regardless of the structure, upon completion of the merger, Ag-Chem shareholders who do not exercise appraisal or dissenters' rights under Minnesota law will receive merger consideration having a value of $25.80 per share in exchange for their Ag-Chem shares.

RECOMMENDATION OF THE AG-CHEM BOARD OF DIRECTORS REGARDING THE MERGER

         The Ag-Chem special committee and the Ag-Chem board of directors have each unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to and in the best interests of Ag-Chem and its shareholders and both the special committee and the board of directors recommend that Ag-Chem shareholders vote to approve and adopt the merger agreement at the Ag-Chem special meeting.

         In considering the recommendation of the Ag-Chem special committee and board of directors with respect to the merger agreement, you should be aware that some directors, executive officers and shareholders of Ag-Chem may have interests in the merger that are different from, or are in addition to, the interests of Ag-Chem shareholders generally. See "The Merger--Interests of Ag-Chem Directors, Executive Officers and Shareholders," below.

INTERESTS OF AG-CHEM DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS

         When considering the Ag-Chem board of directors' recommendation that the Ag-Chem shareholders vote in favor of the merger agreement, Ag-Chem shareholders should be aware that a number of Ag-Chem directors, executive officers and shareholders have arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of Ag-Chem shareholders as a whole.

         Severance for Officers, Directors and Employees. Nothing in the merger agreement or any document or agreement related to the merger creates a contract or term of employment for any Ag-Chem employee. As to most employees of Ag-Chem or its subsidiaries, if their employment is terminated following the merger, they will be entitled to receive severance in accordance with AGCO's policies existing at the time. Under the merger agreement, AGCO has agreed to provide severance payments to some employees equal to one or two times his or her annual base salary as of the date of the merger agreement, if he or she is terminated by AGCO without cause or voluntarily resigns for good reason prior to the first anniversary of the date of the merger. Specifically, AGCO would be required to make severance payments in the following amounts to the following persons in the event of such termination. The amount of benefit received by these people has been limited by so-called "golden parachute" provisions of the tax laws which would impose a higher tax on such payments and would deny AGCO a deduction for a portion of these payments.

          Mary M. Jetland                $195,743
          Steve M. Koep                  $264,481
          Donald D. Pottinger            $466,000
          John C. Retherford             $122,450
          8 other persons                Amounts ranging from $114,400 to $170,000

Although AGCO does not currently intend to terminate the employment of any of these persons, it has the right to do so based upon its ongoing assessment of its needs and the value of such persons to its business and operations.

         Bonus Plan. Some directors, officers, and employees of Ag-Chem have been or are being paid bonuses. If the merger is terminated for any reason, no bonuses that have not already been paid will be given. These bonuses reflect Ag-Chem's desire to compensate persons for either 1) prior service to Ag-Chem or
2) efforts related to the merger. Ag-Chem has paid or will pay $1.6 million to employees for their past services to Ag-Chem. Of this amount, $50,000 was paid to Steve M. Koep and $100,00 was paid to other employees who are not executive officers. The board of directors has granted Mr. McQuinn, Ag-Chem's CEO and Chairman, complete discretion to grant bonuses aggregating up to $1.6 million to employees based upon past services to Ag-Chem without further approval or action by the board of directors. For their efforts related to negotiating the merger, John C. Retherford has received $1,000,000 and Mary M. Jetland has received $400,000. Mr. McQuinn has indicated that he does not intend to grant bonuses to himself or additional bonuses to Mr. Retherford or Ms. Jetland.

         Election to the AGCO Board of A. E. McQuinn. Under the merger agreement, if A. E. McQuinn acquires an aggregate of 7,000,000 shares of AGCO common stock in connection with the merger and/or pursuant to the exercise of any subscription right offered by AGCO to Ag-Chem shareholders, AGCO has agreed that, at the first meeting of the AGCO board of directors following the merger, AGCO will use reasonable best efforts to increase the size of its board and to appoint A. E. McQuinn to any vacancy created thereby. Whether Mr. McQuinn will acquire an adequate number of shares of AGCO common stock will depend upon the valuation of AGCO common stock at the time of closing. Based upon an AGCO price per share of $10.00 (the closing price of AGCO common stock on March 26, 2001 was $9.73), Mr. McQuinn would not exceed the 7,000,000 number. Nevertheless, AGCO has indicated its willingness to appoint Mr. McQuinn to its board of directors even if the number of shares held by him is less than 7,000,000.

         Phantom Stock Plan Payments. Some Ag-Chem officers, directors and employees are in possession of "phantom shares" of Ag-Chem stock pursuant to the Ag-Chem Equipment Co., Inc. 1998 Key Employee Phantom Stock Bonus Plan effective December 1, 1998. Phantom shares do not represent shares of Ag-Chem's common stock. Instead, phantom shares are a method of calculating potential bonus payments to employees. Under the plan, all phantom shares are required to be redeemed on November 30, 2001 if not sooner called. On the redemption date, Ag-Chem is required to make a cash payment to the employee equal to the difference between the grant price and the price of shares on the date of redemption. The grant price was $11 15/16, the closing price of Ag-Chem's shares on the date the plan was adopted. If the market price on the date of redemption is lower than the grant price, no cash payment is required to be made. If the price of Ag-Chem's common stock reaches $31 15/16, Ag-Chem has the right to call and redeem the phantom shares at that time. Under the plan, if a participant's employment is terminated, all rights under the plan are forfeited unless such termination is the result of death or permanent total disability, in which case the participant or his/her estate is entitled to receive a cash payment based upon the market price of Ag-Chem's common stock on the date of death or permanent total disability. Pursuant to the merger agreement, Ag-Chem has agreed that upon or prior to closing of the merger to terminate the Phantom Stock Bonus Plan and to make cash payments to its employees of approximately $13.86 per phantom share (the difference between $25.80 and the grant price of $11 15/16), aggregating $1,188,495 and of which $55,440 has been or will be paid to each of Donald D. Pottinger, president of Ag-Chem, John C. Retherford, senior vice president and chief financial officer of Ag-Chem and Mary M. Jetland, senior vice president, SOILTEQ operations, of Ag-Chem, and $41,580 has been or will be paid to Steve M. Koep, senior vice president, sales and marketing.

         Subscription Rights. In the event that the merger is a reverse merger and less than 11,800,000 AGCO shares are issued, Ag-Chem shareholders will have the right to subscribe for the difference between 11,800,000 shares and the number actually issued. See "The Merger--What You Will Receive; The Merger Consideration--AGCO Subscription Right." Given the level of liquidity for AGCO common stock, this right may not be significantly beneficial to most shareholders who could purchase their pro-rata portion of the difference without impacting market price, but might be of greater benefit to Mr. McQuinn given the size of his position and the possibility that a large market purchase by him might influence the market price.

FINANCING THE MERGER

         AGCO anticipates that the total amount of cash necessary to complete the merger will be approximately $150 million, including expenses related to the merger and amounts required to pay off some indebtedness of Ag-Chem. AGCO expects to fund the cash consideration and cash costs of the merger through borrowings under its revolving credit facility.

         AGCO's current credit facility is a 5-year, unsecured revolving credit facility that expires in January 2002. As of September 30, 2000, the lending commitment under this facility was $800 million. AGCO's total borrowings under the revolving credit facility are limited to the sum of 90% of eligible accounts receivable and 60% of eligible inventory. Interest accrues on borrowings outstanding under the revolving credit facility primarily at LIBOR plus an applicable margin, which is based on a rating grid. The revolving credit facility contains customary covenants, including covenants restricting the incurrence of indebtedness and the making of restrictive payments, including dividends. In addition, AGCO must maintain financial covenants including, among others, a debt to capitalization ratio, a fixed charge coverage ratio and a ratio of debt to cash flow. As of September 30, 2000, approximately $326.3 million was outstanding under the revolving credit facility and available borrowings, based on the lending commitment of $800 million, were $473.7 million, subject to the accounts receivable and inventory borrowing base requirements.

ACCOUNTING TREATMENT OF THE MERGER

         The merger will be treated as a purchase for accounting and financial reporting purposes, which means that AGCO will include Ag-Chem's operating results in its financial statements only from the consummation of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following is a summary of federal income tax consequences of the merger and the exchange by the holders of Ag-Chem common stock of their shares for the merger consideration. This discussion applies only to those Ag-Chem shareholders, if any, who hold their shares as a capital asset. This discussion does not address all aspects of taxation that may be relevant to individual shareholders in light of their personal investment or tax circumstances, nor does it discuss any state, local or foreign tax considerations. Further, the discussion and the tax opinions described below do not address all aspects of federal income taxation that may be applicable to holders covered by special rules, such as:

         -        insurance companies;

         -        financial institutions;

         -        broker-dealers;

         -        foreign corporations;

         -        holders who are not United States persons;

         - holders who receive stock through the exercise of stock options or otherwise as compensation for services rendered; and

         - holders who held their stock as part of a hedge, appreciated financial position, straddle or conversion transaction.

         Accordingly, each Ag-Chem shareholder is urged to consult his or her own tax advisor as to the specific tax consequences of the merger to that shareholder, including the applicable federal, state, local and foreign tax consequences of the merger.

         Neither AGCO nor Ag-Chem has requested or will receive a ruling from the Internal Revenue Service (IRS) as to the federal income tax consequences of the merger. The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the existing and proposed Treasury regulations thereunder, administrative rulings and practice by the IRS, and judicial authority, in each case existing at the time of this discussion, all of which is subject to change, possibly retroactively.

SUMMARY

         The U.S. federal income tax consequences to you of the merger may differ depending on whether the forward merger structure or the reverse merger structure is used. See "The Merger--What You Will Receive; The Merger Consideration" for a description of the forward merger and reverse merger structures.

         As discussed below in "The Merger--Tax Opinions and Tax Consequences of the Merger," if the forward merger structure is used and other assumptions are met, the merger will be tax-free to Ag-Chem shareholders to the extent they receive AGCO common stock in the merger. If the reverse merger structure is used, the merger will be treated as a taxable sale of Ag-Chem common stock in exchange for AGCO common stock and cash.

         We will not know until the closing of the merger whether the forward merger structure or the reverse merger structure will be used. As a result, you will not know the tax consequences of the merger at the time you vote to approve the merger agreement. However, based on AGCO's current closing common stock price per share (the closing price was $9.73 on March 26, 2001), Ag-Chem's management believes the forward merger structure will be used and that the merger will be tax-free to the Ag-Chem shareholders to the extent they receive AGCO common stock in the merger, as described below.

         One of the requirements that must be satisfied in order for a merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code and therefore be partially tax-free to you, is the continuity of interest requirement. This requirement will be satisfied if Ag-Chem shareholders exchange a substantial portion of their proprietary interests in Ag-Chem for proprietary interests in AGCO.

         The IRS takes the position, for advance ruling purposes, that the continuity of interest requirement is satisfied in a merger if the value of the acquiring corporation's stock received by the acquired corporation's shareholders equals or exceeds 50% of the total consideration paid for the stock of the acquired corporation in the merger. In other words, if at least 50% of the merger consideration consisted of AGCO common stock, the continuity of interest requirement would be satisfied. However, the 50% threshold is merely a safe harbor; thresholds as low as 40% have been upheld by the courts. Accordingly, if 40% (by value) of the merger consideration consisted of AGCO common stock, the continuity of interest requirement would be satisfied. Unless the continuity of interest requirement is met, the merger will not qualify as tax-free.

         The merger agreement contains a mechanism that is intended to ensure that the forward merger structure will be used only if the mix of stock and cash received by the Ag-Chem shareholders satisfies the continuity of interest requirement. AGCO believes that the continuity of interest requirement will be satisfied if, on the date of the merger, the fair market value of the AGCO common stock to be delivered in connection with the merger is greater than or equal to 40% of the total consideration delivered to Ag-Chem shareholders in the merger. Whether this requirement will be satisfied depends on certain conditions, including the closing price of the AGCO common stock on the New York Stock Exchange at the time of closing, the amount of cash paid in lieu of fractional shares and the cash received by Ag-Chem shareholders who exercise dissenters' rights.

         The merger agreement also contains a mechanism which, if necessary, will automatically adjust the AGCO common stock consideration received relative to cash in order to achieve the 40% stock consideration threshold. However, there is a limit to the amount of AGCO common stock that can be issued in the merger (11,800,000 shares) and, if this limit is exceeded, AGCO may structure the merger as a reverse merger, may seek its stockholders' approval to issue additional shares or may terminate the merger altogether. This scenario is likely only in the event of a sudden drop in the AGCO common stock price between the date of this proxy statement/prospectus and the closing of the merger. Because these variables will not be determined until the date of the merger, we will not know at the time of the special meeting whether the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and therefore, whether the forward merger structure or the reverse merger structure will be used.

TAX OPINIONS AND TAX CONSEQUENCES OF THE MERGER

         An opinion of counsel represents counsel's best legal judgment and is not binding on the IRS, and there can be no assurance that following the merger the IRS will not challenge the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         In connection with the filing of the Registration Statement, Troutman Sanders LLP, counsel to AGCO, has delivered to AGCO its opinion (the "Tax Opinion"), that subject to the assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Opinions," if the forward merger structure is used, the merger will be treated as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and the U.S. federal income tax consequences of the merger will be that:

         - no gain or loss will be recognized by AGCO, Agri Acquisition Corp. or Ag-Chem as a result of the merger;

         - an Ag-Chem shareholder who receives a combination of AGCO common stock and cash in exchange for his or her Ag-Chem common stock in the merger will recognize gain equal to the lesser of (a) the fair market value of the AGCO common stock plus the amount of cash received, less his or her basis in the Ag-Chem common stock surrendered, or (b) the amount of cash received;

         - an Ag-Chem shareholder will not recognize a loss with respect to his or her Ag-Chem common stock surrendered;

         - the tax basis of the AGCO common stock received in the merger by an Ag-Chem shareholder (including any fractional share interest) will be the same as the tax basis of the Ag-Chem common stock exchanged for the AGCO common stock, decreased by the amount of cash received in the exchange for the Ag-Chem common stock and increased by the amount of gain recognized by the Ag-Chem shareholder upon the exchange;

         - the holding period for long-term capital gain purposes of the AGCO common stock received in the merger by an Ag-Chem shareholder will include the holding period of that shareholder in the Ag-Chem common stock if the Ag-Chem common stock is held as a capital asset at the effective time of the merger; and

         - an Ag-Chem shareholder who exercises dissenters' rights with respect to Ag-Chem common stock and who receives payment for that stock in cash will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's tax basis in that stock.

         If the forward merger structure is used, each party's obligation to consummate the merger is conditioned upon the receipt by each of AGCO and Ag-Chem of a tax opinion, dated as of the Effective Time, that subject to the assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Opinions," the merger will be treated as a "reorganization" for U.S. federal income tax purposes (the "Closing Tax Opinions"). If either AGCO or Ag-Chem is unable to obtain its respective Closing Tax Opinion, the forward merger structure will not be used. The most likely cause of either AGCO or Ag-Chem not obtaining its respective Closing Tax Opinion is that the merger consideration lacks sufficient continuity of interest as described above. In that event, the reverse merger structure will be used (see "Tax Consequences of a Reverse Merger" below).

         Certain Considerations with Respect to Opinions. The Tax Opinion has been rendered by Troutman Sanders LLP and AGCO expects that its Closing Tax Opinion will be rendered by Troutman Sanders LLP as well. Ag-Chem expects its Closing Tax Opinion to be rendered by KPMG LLP. The Tax Opinion, the Closing Tax Opinions and the foregoing summary of the anticipated U.S. federal income tax consequences of the merger are based upon, and are subject to certain assumptions, limitations and qualifications, including certain representations made by the respective managements of AGCO, Agri Acquisition Corp. and Ag-Chem. These representations of fact have not and will not be independently verified by Troutman Sanders LLP or KPMG LLP. If any of these representations or assumptions are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. The Tax Opinion and Closing Tax Opinions will also be based upon the Internal Revenue Code, existing and proposed Treasury regulations thereunder, administrative rulings and practice by the IRS, and judicial authority, in such case existing at the time each such opinion is delivered. Any change in applicable law or pertinent facts could affect the continuing validity of these opinions. In addition, these opinions will not be binding on the IRS, and there can be no assurance, and none is hereby given, that the IRS will not take a position which is contrary to one or more positions reflected in the opinions, or that the opinions will be upheld by the courts if challenged by the IRS.

         Tax Consequences of a Reverse Merger. If the merger is structured as a reverse merger, it is anticipated that:

         - an Ag-Chem shareholder who exchanges his or her Ag-Chem common stock for AGCO common stock and/or cash will recognize gain or loss equal to the fair market value of the AGCO common stock plus cash received, less his or her basis in the Ag-Chem common stock surrendered;

         - the tax basis of the AGCO common stock received by an Ag-Chem shareholder in the merger will be equal to the fair market value of the AGCO common stock at the time of the merger;

         - the holding period of any stock received will begin at the time the stock is received. Therefore, if an exchanging shareholder sells any AGCO common stock received in the merger less than one year after receiving the AGCO common stock, that shareholder will not be afforded long-term capital gain or loss on such a sale; and

         - an Ag-Chem shareholder who exercises dissenters' rights with respect to Ag-Chem common stock and who receives payment for that stock in cash will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's tax basis in that stock.

         Reporting Requirements and Backup Withholding. Each shareholder receiving AGCO common stock as a result of the merger will be required to retain records and file with the shareholder's federal income tax return a statement containing facts relating to the merger.

         Backup withholding at the rate of 31% may apply with respect to payments unless the recipient (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide AGCO with his or her correct taxpayer identification number may have to pay penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder's federal income tax liability provided that any required information is furnished to the IRS. AGCO will report to shareholders of AGCO and to the IRS the amount of "reportable payments" and any amount withheld with respect to AGCO common stock received during each calendar year.

         THE DISCUSSION ABOVE AND THE OPINIONS DO NOT ADDRESS THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS COVERED BY SPECIAL RULES (SUCH AS THOSE LISTED ABOVE UNDER THE HEADING "GENERAL"), AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE INTERNAL REVENUE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT, RETROACTIVELY, THE CONTINUING VALIDITY OF THIS DISCUSSION. IN ADDITION, THE DISCUSSION ABOVE AND THE OPINIONS DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION AND THE OPINIONS DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION AND THE OPINIONS DO NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. YOU ARE STRONGLY URGED TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCE OF THE MERGER TO YOU.

REGULATORY MATTERS

         The merger is subject to a number of regulatory filings and/or approvals that are described below. While AGCO and Ag-Chem believe that they will be able to obtain any required regulatory approvals, AGCO and Ag-Chem cannot predict whether such regulatory approvals will be obtained within the time frame contemplated by the merger agreement or on conditions that would not be detrimental to AGCO or Ag-Chem, or whether such approvals will be obtained at all.

         Antitrust. Transactions such as the merger are reviewed by the United States Department of Justice and the United States Federal Trade Commission to determine whether they comply with applicable antitrust law. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), and the rules promulgated thereunder, the merger cannot be completed until AGCO and Ag-Chem file premerger Notification and Report Forms with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and a required waiting period has expired or been terminated. In December 2000, AGCO and Ag-Chem filed Notification and Report Forms but voluntarily withdrew the filings prior to the expiration of the waiting period as an administrative accommodation to the Federal Trade Commission. On January 12, 2001, both of AGCO and Ag-Chem resubmitted Notification and Report Forms. The required waiting period expired at midnight on February 9, 2001.

         At any time before or after the merger is completed, the United States Department of Justice, the Federal Trade Commission or any state could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of AGCO or Ag-Chem or their subsidiaries. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

         Foreign Regulatory Filings. AGCO and Ag-Chem each conduct business in a number of foreign countries and jurisdictions. In connection with the merger, the laws of some of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. On December 11, 2000, AGCO and Ag-Chem made a premerger notification filing in Brazil. AGCO and Ag-Chem made regulatory filings in Germany on February 14, 2001 and received clearance on March 12, 2001. AGCO and Ag-Chem must make regulatory filings in Argentina within 15 days of closing of the merger.

         AGCO and Ag-Chem can give no assurance that the required regulatory approvals described above will be received or, if received, the timing and the terms and conditions of the regulatory approvals or whether conditions will be imposed.

APPRAISAL AND DISSENTERS' RIGHTS

         The following summary of the applicable provisions of sections 302A.473 and 302A.471 of the Minnesota Business Corporation act (the "MBCA") is not intended to be a complete statement of such provisions and is qualified in its entirety, by reference to such sections, the full texts of which are attached as Appendix C to this proxy statement/prospectus. These sections should be reviewed carefully by any Ag-Chem shareholder who wishes to exercise dissenters' rights or who wishes to preserve the right to do so, since failure to comply with the statutory procedures summarized below will result in the loss of dissenters' rights. Any holder who forfeits his or her dissenters' rights by failure to follow these procedures will then receive the merger consideration described in this document upon completion of the merger.

         The merger agreement constitutes a plan of merger for which shareholder approval is required under the MBCA. Under Sections 302A.473 and 302A.471 of the MBCA, holders of Ag-Chem common stock will have the right, by fully complying with the applicable provisions of Sections 302A.473 and 302A.471, to dissent with respect to the merger and to obtain payment in cash of the "fair value" of their shares of Ag-Chem common stock after the merger is completed. The term "fair value" means the value of the shares of Ag-Chem common stock immediately before the effective time.

         All references in Sections 302A.473 and 302A.471 and in this summary to a "shareholder" are to a record holder of the shares of Ag-Chem common stock as to which dissenters' rights are asserted. A person having beneficial ownership of shares of Ag-Chem common stock that are held of record in the name of another person, such as a broker, nominee, trustee or custodian, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner in order to perfect whatever dissenters' rights such beneficial owner may have.

         Shareholders of record who desire to exercise their dissenters' rights under the MBCA must satisfy all of the following conditions:

         - BEFORE the Ag-Chem special meeting, deliver a written notice of intent to demand fair value for shares to the Secretary of Ag-Chem, 5720 Smetana Drive, Minnetonka, Minnesota, 55343-9688, Fax number (952) 933-8799. The written demand should specify the shareholder's name and mailing address, the number of shares owned and that the shareholder intends to demand the value of his or her shares. This written demand must be in addition to and separate from any proxy or vote against the merger. Voting against, abstaining from voting or failing to vote on the merger does not constitute a demand for appraisal within the meaning of the MBCA.

         - Ag-Chem shareholders that elect to exercise their dissenters' rights under the MBCA must not vote for adoption of the merger agreement. A shareholder's failure to vote against the merger agreement will not constitute a waiver of dissenters' rights. However, if a shareholder returns a signed proxy but does not specify a vote against adoption of the merger or direction to abstain, the proxy will be voted for adoption of the merger agreement, which will have the effect of waiving that shareholder's dissenters' rights.

         - Ag-Chem shareholders may not assert dissenters' rights as to less than all of the shares registered in such holder's name except where shares are beneficially owned by another person but registered in such holder's name. If a record owner, such as a broker, bank, nominee, trustee or custodian, wishes to dissent with respect to shares beneficially owned by another person, such shareholder must dissent with respect to all of such shares and must disclose the name and address of the beneficial owner on whose behalf the dissent is made. A beneficial owner of shares of Ag-Chem common stock who is not the record owner of such shares may assert dissenters' rights as to shares held on such person's behalf, provided that such beneficial owner submits a written consent of the record owner to Ag-Chem at or before the time such rights are asserted.


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

         After adoption of the merger agreement by the shareholders at the Ag-Chem special meeting, the surviving corporation will send a written notice to each shareholder who filed a written demand for dissenters' rights. The notice will contain the following information:

         - the address to which the shareholder must send a demand for payment and the shareholder's stock certificates in order to obtain payment and the date by which they must be received;

         - a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

         - a copy of Section 302A.471 of the MBCA and a copy of this summary describing the procedures to be followed in asserting dissenters' rights.

         In order to receive fair value for his or her shares, a dissenting shareholder must, within 30 days after the date the notice from the surviving corporation was given, send his or her stock certificates, and all other information specified in the notice, to the address identified in such notice. A dissenting shareholder will retain all rights as a shareholder until the effective time of the merger. After a valid demand for payment and the related stock certificates and other information are received, or after the effective time of the merger, whichever is later, the surviving corporation will remit to each dissenting shareholder who has complied with statutory requirements the amount that the surviving corporation estimates to be the fair value of such shareholder's shares, with interest commencing five days after the effective time of the merger at a rate prescribed by statute. Remittance will be accompanied by the surviving corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective time, together with the latest available interim financial data, an estimate of the fair value of the shareholder's shares and a brief description of the method used to reach the estimate, a brief description of the procedure to be followed if such holder is demanding supplemental payment and copies of Sections 302A.473 and 302A.471 of the MBCA.

         If the dissenting shareholder believes that the amount remitted by the surviving corporation is less than the fair value of such holder's shares, plus interest, the shareholder may give written notice to the surviving corporation of such holder's own estimate of the fair value of the shares, plus interest, within 30 days after the mailing date of the remittance, and demand payment of the difference. Such notice must be delivered to the executive offices of the surviving corporation. A shareholder who fails to give such written notice within this time period is entitled only to the amount remitted by the surviving corporation.

         Within 60 days after receipt of a demand for supplemental payment, the surviving corporation must either pay the shareholder the amount demanded or agreed to by such shareholder after discussion with the surviving corporation or petition a court for the determination of the fair value of the shares, plus interest. The petition must name as parties all shareholders who have demanded supplemental payment and have not reached an agreement with the surviving corporation. The court, after determining that the shareholder or shareholders in question have complied with all statutory requirements, may use any valuation method or combination of methods it deems appropriate to use, whether or not used by the surviving corporation or the dissenting shareholder, and may appoint appraisers to recommend the amount of the fair value of the shares. The court's determination will be binding on all Ag-Chem shareholders who properly exercised dissenters' rights and did not agree with the surviving corporation as to the fair value of the shares. Dissenting shareholders are entitled to judgment for the amount by which the court-determined fair value per share, plus interest, exceeds the amount per share, plus interest, remitted to the shareholders by the surviving corporation. The shareholders shall not be liable to the surviving corporation for any amounts paid by the surviving corporation which exceed the fair value of the shares as determined by the court, plus interest. The costs and expenses of such a proceeding, including the expenses and compensation of any appraisers, will be determined by the court and assessed against the surviving corporation, except that the court may, in its discretion, assess part or all of those costs and expenses against any shareholder whose action in demanding supplemental payment is found to be arbitrary, vexatious or not in good faith. The court may award fees and expenses to an attorney for the dissenting shareholders out of the amount, if any, awarded to such shareholders. Fees and expenses of experts or attorneys may also be assessed against any person who acted arbitrarily, vexatiously or not in good faith in bringing the proceeding.

         The surviving corporation may withhold the remittance of the estimated fair value, plus interest, for any shares owned by any person who was not a shareholder or who is dissenting on behalf of a person who was not a beneficial owner on November 20, 2000, the date on which the proposed merger was first announced to the public. The surviving corporation will forward to any such dissenting shareholder who has complied with all requirements in exercising dissenters' rights the notice and all other materials sent after shareholder approval of the merger to all shareholders who have properly exercised dissenters' rights, together with a statement of the reason for withholding the remittance and an offer to pay the dissenting shareholder the amount listed in the materials if the shareholder agrees to accept that amount in full satisfaction. The shareholder may decline this offer and demand payment by following the same procedure as that described for demand of supplemental payment by shareholders who owned their shares as of such date. Any shareholder who did not own shares on such date and who fails properly to demand payment will be entitled only to the amount offered by the surviving corporation. Upon proper demand by any such shareholder, rules and procedures applicable in connection with receipt by the surviving corporation of the demand for supplemental payment given by a dissenting shareholder who owned shares on such date will also apply to any shareholder properly giving a demand but who did not own shares of record or beneficially on such date, except that any such shareholder is not entitled to receive any remittance from the surviving corporation until the fair value of the shares, plus interest, has been determined pursuant to such rules and procedures.

         Shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 302A.473 and 302A.471 of the MBCA could be more than, the same as or, in some circumstances, less than the consideration they would receive pursuant to the merger agreement if they do not seek appraisal of their shares. A dissenting shareholder is entitled to judgment in cash for the amount, if any, that the court's determination of the fair value exceeds the amount, if any, remitted by the surviving corporation. In the event the amount remitted to the dissenting shareholder exceeds the court's fair-value determination, the dissenting shareholder is not liable for such difference and is entitled to retain the greater remitted amount.

         Cash received pursuant to the exercise of dissenters' rights may be subject to federal or state income tax. See "The Merger Agreement--Material Federal Income Tax Consequences."

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

         Unless you are an affiliate of AGCO, shares of AGCO common stock received in the merger will be freely transferable. The definition of affiliate is complex and depends on specific facts, but generally encompasses directors, senior officers, 10% shareholders and any other person with the power to direct the management and policies of AGCO as well as those entities that are controlled by AGCO and its subsidiaries, including, after the merger, Ag-Chem. The Securities Act of 1933 and Securities Act Rules 144 and 145 restrict the ability of affiliates to resell their shares of AGCO common stock. The merger agreement requires Ag-Chem to use its best efforts to obtain written agreements with its affiliates to the effect that they will not sell or otherwise dispose of their AGCO shares in violation of the Securities Act or these rules.

         Shareholders who are affiliates of Ag-Chem or AGCO may not sell shares of AGCO common stock received in the merger except (a) pursuant to an effective registration statement under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with Rule 144 and Rule 145 of the Securities Act. Generally, those rules permit resales of stock received in a registered offering by an affiliate of Ag-Chem or AGCO as long as AGCO has complied with the reporting requirements and the selling shareholder complies with the volume and manner of sale restrictions set forth in Rule 144 and Rule 145.

       MATERIAL PROVISIONS OF THE MERGER AGREEMENT AND RELATED AGREEMENTS

         The following summarizes the material terms of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. You should read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

GENERAL

         In the merger, AGCO will acquire all of the outstanding Ag-Chem common stock in exchange for a combination of shares of AGCO common stock and cash with a value of $25.80 per share of Ag-Chem common stock.

         Forward merger. As long as the closing price of AGCO common stock on the trading day immediately prior the effective date of the merger is equal to or greater than $8.38 (or such higher price as may be necessary to obtain opinions as to the status of the merger as a partially tax-free reorganization), the merger is intended to qualify as a partially tax-free reorganization for purposes of Section 368(a) of the Internal Revenue Code and will have a forward structure. This means that Ag-Chem will merge with and into Agri Acquisition Corp., a newly-formed wholly-owned subsidiary of AGCO formed solely for this purpose, and, following the effective time of the merger, the separate corporate existence of Ag-Chem will cease and Agri Acquisition Corp. will be the surviving corporation and continue to exist as a Delaware corporation.

         Reverse merger. However, if the closing price of shares of AGCO common stock on the day immediately prior to the effective date of the merger is less than $8.38 (or such higher price as may be necessary to obtain opinions as to the status of the merger as a tax-free reorganization), then the merger will not be a tax-free reorganization and will have a reverse structure. This means that Agri Acquisition Corp., a newly-formed wholly-owned subsidiary of AGCO formed solely for this purpose, will merge with and into Ag-Chem and, following the effective time of the merger, the separate corporate existence of Agri Acquisition Corp. will cease and Ag-Chem will be the surviving corporation and continue to exist as a Minnesota corporation.

         Measuring Date. The value of the shares of AGCO common stock for purposes of determining whether the merger will be a forward merger or a reverse merger will be measured based on the closing price of AGCO common stock on the trading day immediately prior to the effective date of the merger. Therefore, we will not know at the time of the Ag-Chem special meeting whether the forward merger structure or the reverse merger structure will be used. The structure of the merger will affect the tax consequences of the merger to Ag-Chem shareholders.

         The purpose of this alternate structure is to avoid the substantial corporate level tax that would result if the merger were to be structured as a forward merger and were to fail to satisfy the requirements for a Section 368(a) reorganization.

         Tax Consequences to Ag-Chem Shareholders. If the forward merger structure is used and the merger qualifies as a partially tax-free reorganization under Section 368(a) of the Internal Revenue Code, you will recognize gain equal to the lesser of

         - the fair market value of the AGCO common stock received, plus the amount of cash received, less your basis in the Ag-Chem stock surrendered, and
         -        the amount of cash received.

You will not be entitled to recognize any loss.

         If the reverse merger structure is used, however, you will be taxed on all gain realized, regardless of the form of consideration that you receive in exchange for your shares of Ag-Chem stock, and you will be entitled to recognize any realized loss. Details of the tax consequences of the merger to you are more fully described under "The Merger--Material Federal Income Tax Consequences."

         Regardless of the structure, upon completion of the merger, Ag-Chem shareholders who do not exercise their dissenters' rights will receive the merger consideration in exchange for their Ag-Chem shares (described more fully under "The Merger--What You Will Receive; The Merger Consideration").

CLOSING; EFFECTIVE TIME

         The merger will be effective when both (1) the articles of merger are filed with the Minnesota Secretary of State and all other filings or recordings required by the Minnesota Business Corporation Act are made and (2) the certificate of merger is filed with the Delaware Secretary of State and all other filings or recordings required by the Delaware General Corporations Law are made. Alternatively, the merger will be effective at any later date or time set forth in the articles of merger or in the certificate of merger.

DIRECTORS AND OFFICERS OF SURVIVING CORPORATION AFTER THE MERGER

         The directors of the surviving corporation will be determined by AGCO.

         The officers of the surviving corporation after the merger will be the officers of Ag-Chem as comprised immediately before the effective time of the merger. These officers will remain officers until the earlier of their resignation, removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

CONVERSION OF SHARES

         At the effective time of the merger, each share of Ag-Chem common stock, excluding shares to the extent that dissenters' rights are exercised, will cease to be outstanding and will be converted into the right to receive the merger consideration described above.

CONVERSION OF PHANTOM SHARES

         In connection with the merger, participants in Ag-Chem's phantom stock bonus plan will receive $13.86 in cash per phantom stock unit, estimated to be an aggregate of $1,188,495, including payments already made under this plan.

EXCHANGE OF STOCK CERTIFICATES

         Soon after the effective date of the merger, either AGCO or the exchange agent will mail you a letter of transmittal and instructions for exchanging your Ag-Chem stock certificates for the merger consideration described above. Only after you surrender your Ag-Chem stock certificates, together with the executed letter of transmittal, will you be entitled to receive the merger consideration described above. The exchange agent is SunTrust Bank, Atlanta.

         If you have not complied with the exchange procedure within six months after the effective time of the merger, you will have to look to AGCO for delivery of any AGCO common stock or cash deliverable in exchange for your Ag-Chem shares.

         Although AGCO does not anticipate declaring or paying any dividends on its shares of common stock for the foreseeable future, if it does, AGCO will not pay you any cash or any dividends or other distributions it has declared until you have exchanged your Ag-Chem stock certificates. Following surrender of any Ag-Chem certificates you may hold, AGCO will pay you, without interest, any amount of cash owed to you as part of the merger consideration or for any fractional shares, and any dividends or other distributions declared by AGCO, to which you are entitled.

         If your Ag-Chem stock certificates are lost, stolen, or destroyed before the closing of the merger, you must submit an affidavit of that fact to the exchange agent and AGCO and, if required by AGCO, you must post a bond in a reasonable amount as determined by AGCO as indemnity against any potential claim regarding the lost certificates. In exchange for lost, stolen or destroyed stock certificates, after you have made the affidavit and posted the bond,

AGCO or the exchange agent will issue to you any shares of AGCO common stock and cash to which you are entitled.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, both Ag-Chem and AGCO make customary representations and warranties relating to various aspects of their respective businesses and other matters. These include:

- the valid corporate organization and existence of each party and its subsidiaries;

-        the capitalization of AGCO and Ag-Chem and their subsidiaries;

- the corporate power and authority of each party to enter into the merger agreement;

- the fact that entry into the merger agreement will not create a conflict or breach with the certificate or articles of incorporation and bylaws of each party, applicable law or specified material agreements;

-        third-party consents and governmental approvals relating to the merger;

-        each party's compliance with applicable law;

- the timely filing and/or availability and accuracy of required reports and filings with the Securities and Exchange Commission; and

- that neither party will take any actions that may jeopardize the qualification of the merger as a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code.

Ag-Chem has given additional representations and warranties including:

-        the absence of undisclosed liabilities;

-        the absence of undisclosed litigation;

- that there has been complete and correct disclosure of employment benefit and labor matters;

- that Ag-Chem has no undisclosed intellectual property litigation and has disclosed the nature of its ownership interests in all of its intellectual property;

-        tax matters, including the filing and accuracy of tax returns;

-        the absence of environmental liabilities;

-        inapplicability of Minnesota take-over laws;

-        insurance coverage compliance; and

- that Ag-Chem has obtained an opinion from its financial advisor that the merger consideration is fair from a financial point of view to its shareholders.

AGCO has given additional representations and warranties including:

-        issuance and registration of any new stock for the merger;

-        procurement of adequate financing for the merger; and

- that no action has been taken that would give rise to a claim against any party for a brokerage commission or finder's fee with respect to any of the transactions contemplated by the merger agreement.

COVENANTS

         The following summarizes important pre-closing covenants in the merger agreement. From the date of the merger agreement until the closing of the merger, Ag-Chem and its subsidiaries have agreed to continue to operate their respective businesses according to their ordinary and usual course of business, conduct its business in material compliance with all applicable laws and regulations and use its reasonable best efforts to preserve intact its business and assets and maintain existing relations with its customers, suppliers, and employees and business associates with limited exceptions. Ag-Chem has also agreed that it will not, without the prior written consent of AGCO:

         - amend its articles of incorporation or bylaws, or adopt a shareholder rights plan;

         - declare, set aside or pay dividends on or make other distributions on any of its stock, except for intercompany dividends from subsidiaries;

         - adjust, split, combine, repurchase, redeem or otherwise acquire, any shares of its capital stock or other securities of Ag-Chem or its subsidiaries;

         - merge or consolidate with any other entity or make any new acquisition of assets pursuant to which Ag-Chem shareholders would receive any consideration in exchange for or in addition to their existing shares of Ag-Chem stock;

         - sell all or substantially all of its assets, business or properties, other than sales of goods and services to distributors and customers in the ordinary course of business;

         - take any action knowing that it would, or is reasonably likely to, prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

         - issue, pledge, dispose of or encumber any capital stock, or issue any rights or options to acquire capital stock or securities convertible into or exchangeable for capital stock;

         - incur indebtedness outside the ordinary and usual course of business, consistent with past practice, or incur indebtedness under its short- and long-term line of credit loan agreements in excess of $55,000,000 in the aggregate;

         - enter into or amend any employment, severance, retention, termination or similar agreement, other than ordinary course annual salary or wage rate increases and other than new consulting arrangements not in excess of $100,000 in the aggregate relating to existing SOILTEQ initiatives;

         - enter into, adopt or amend in any material respect any employee benefit or similar plan;

         - pay any special bonus or special remuneration to any of its directors or officers except for those bonuses described on page 37;

         - implement or adopt any change in accounting practices, except as required by accounting principles generally accepted in the United States or Securities Exchange Commission rules;

         - enter into or terminate any contract or agreement, except in the ordinary course of business, that may involve any amount in excess of $200,000;

         - make any material new tax election, settle any material tax audit or proceedings or file any material amended tax return;

         - pay, discharge, or settle any claims other than settlements with customers related to Ag-Chem's September 8, 2000 safety recall or settlements not in excess of $100,000; or

         - make any capital expenditures in excess of $500,000 in the aggregate in any fiscal quarter.

         From the date of the merger agreement until the effective time of the merger, both Ag-Chem and AGCO have agreed to:

         - use their reasonable best efforts to cause the merger to be consummated;

         - obtain any necessary shareholder approvals (Ag-Chem does not currently intend to amend its proxy statement or to resolicit proxies in the event that Ag-Chem waives any or all of the conditions to close the merger);

         - prepare and cooperate in the preparation of any filings with the Securities and Exchange Commission, the New York Stock Exchange, or other filings associated with the merger;

         - agree on the initial press release with respect to the merger, and to consult the other party prior to the release of any additional releases or statements;

         - give the other access to all of their respective properties, books, contracts, commitments and records and to furnish information concerning their businesses, properties and personnel, subject to the restrictions and for the purposes set forth in the merger agreement;

         - give prompt notice to the other of any fact event or circumstance that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements;

         - use their best efforts to do all things necessary, proper or advisable to consummate the merger, including obtaining all necessary consents, governmental approvals and the like; and

         - use their best efforts to do all things necessary, proper or advisable to cause the merger to be a tax-free reorganization.

DIRECTOR AND OFFICER INDEMNIFICATION

         ACGO has agreed to indemnify (and advance expenses as incurred) the present and former directors and officers of Ag-Chem and its subsidiaries against all costs or expenses (including reasonable attorneys' fees) incurred in connection with any claim arising out of occurrences at or prior to the effective time of the merger to the fullest extent that Ag-Chem is permitted to indemnify its directors and officers under the Ag-Chem bylaws, articles of incorporation, and the laws of the State of Minnesota. AGCO has further agreed that for six years after the effective time of the merger, directors' and officers' liability insurance policies will be maintained covering persons indemnified by Ag-Chem. AGCO will not be required to incur an annual premium in excess of 150% of the annual premium paid by Ag-Chem. If equivalent insurance coverage is not obtainable, AGCO will use reasonable best efforts to obtain the comparable coverage available for such amount.

AFFILIATE LETTERS

         Ag-Chem will provide AGCO with a list of those persons who are or are likely to be "affiliates" at the time of the Ag-Chem special meeting of shareholders within the meaning of the rules of the Securities and Exchange Commission. Ag-Chem will use its best efforts to cause each affiliate to deliver an executed affiliate letter, substantially in the form of Appendix E attached to this proxy statement/prospectus, to AGCO prior to the mailing of the proxy statement/prospectus. Under these letters, each Ag-Chem affiliate will agree not to dispose of his or her shares of AGCO common stock received in the merger except pursuant to an effective registration statement or in compliance with the rules of the Securities and Exchange Commission. AGCO will be entitled to place appropriate legends on the certificates evidencing any AGCO common stock to be received by the Ag-Chem affiliates pursuant to the terms of the merger agreement, and to issue appropriate stop transfer instructions to the transfer agent for the AGCO common stock, consistent with the terms of the affiliate letters.

EMPLOYEE BENEFIT MATTERS

         AGCO has agreed to waive most exclusions or waiting periods, to credit any co-payments and deductibles paid and to recognize service of Ag-Chem employees for purposes of eligibility to participate in any existing AGCO benefit plan in which an Ag-Chem employee is eligible to participate after the merger, but only to the extent that such exclusions, waiting periods, co-payments and deductibles were recognized under the analogous Ag-Chem benefit plan and will not result in duplication of benefits. This, however, does not mean that AGCO is required to provide for the participation of any Ag-Chem employee in any existing AGCO benefit plan.

APPOINTMENT OF A. E. MCQUINN TO AGCO BOARD OF DIRECTORS

         AGCO has agreed to use reasonable best efforts to appoint A. E. McQuinn to the AGCO board of directors at the first meeting of AGCO's board of directors following the effective date of the merger, if Mr. McQuinn, in connection with the merger and/or any AGCO subscription right made available to Ag-Chem shareholders, acquires an aggregate of 7,000,000 shares of AGCO common stock. Nevertheless, AGCO has indicated its willingness to appoint Mr. McQuinn to its board of directors even if the number of AGCO shares held by him is less than 7,000,000.

CONDITIONS TO OBLIGATIONS TO EFFECT THE MERGER

         The obligations of Ag-Chem and AGCO to complete the merger are subject to satisfaction or waiver of the following conditions.

         - approval of the merger agreement by the requisite vote of Ag-Chem shareholders and, if necessary, approval of any additional share issuance by the requisite vote of AGCO stockholders;

         - the absence of any law, order or other legal restraint prohibiting completion of the merger;

         - the receipt of any required approvals from government entities or regulatory bodies and the expiration of all related statutory waiting periods;

         - the conditional approval for listing on the New York Stock Exchange of the shares of AGCO common stock to be issued in the merger, subject to official notice of issuance; and

         - the declaration of the effectiveness of this registration statement on Form S-4 by the Securities and Exchange Commission, and the absence of any stop order suspending the effectiveness.

         In addition to the above, the obligation of Ag-Chem to complete the merger is subject to the satisfaction or waiver of the following conditions:

         - material performance by AGCO of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

         - the accuracy of the representations and warranties of AGCO in the merger agreement as of the date of the merger agreement except as would not have a materially adverse effect on Ag-Chem or consummation of the merger;

         - in the event the merger is a forward merger, the receipt by Ag-Chem of an opinion of KPMG LLP, dated the effective date of the merger to the effect that, on the basis of facts, representations and assumptions set forth in the opinion, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and, accordingly, (1) no gain or loss will be recognized by Ag-Chem, and (2) no gain or loss will be recognized by any shareholder of Ag-Chem who receives shares of AGCO stock in the merger except to the extent of shareholder realized gain for the cash portion of any merger consideration and cash received in lieu of fractional share interests;

         - the absence of any action by a governmental authority that is reasonably likely to succeed in seeking to prohibit completion of the merger or to impose substantial penalties as a result of the merger; and

         - the receipt by Ag-Chem of a fairness opinion from Ag-Chem's financial advisor, Goldsmith Agio Helms, in a form acceptable to Ag-Chem. Goldsmith Agio Helms delivered its fairness opinion dated November 18, 2000.

         In addition to the above, the obligation of AGCO to complete the merger is subject to the satisfaction or waiver of the following conditions:

         - the material performance by Ag-Chem of all obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

         - the accuracy of the representations and warranties of Ag-Chem in the merger agreement as of the date of the merger agreement except as would not have a materially adverse effect on AGCO or consummation of the merger; and

         - in the event the merger is a forward merger, the receipt by AGCO of an opinion of Troutman Sanders LLP, counsel to AGCO and Agri Acquisition Corp., dated the effective date of the merger to the effect that, on the basis of the facts, representations and assumptions set forth in the opinion, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and, accordingly, no gain or loss will be recognized by AGCO, Agri Acquisition Corp. and Ag-Chem.

FRUSTRATION OF CLOSING CONDITIONS

         Neither AGCO nor Ag-Chem may rely on the failure to satisfy any of the above conditions if the failure was caused by such party's failure to use reasonable best efforts to cause the merger to be consummated.

NO SOLICITATION

         Ag-Chem has agreed that it will not, and will not permit any of its subsidiaries, officers, employees, attorneys, accountants, agents or other representatives to:

         - solicit, initiate or encourage, or take any other actions designed to facilitate any inquiries or the making of any proposal which constitutes an acquisition proposal;

         - participate in any discussions or negotiations regarding any acquisition proposal;

         - provide any information or data with respect to Ag-Chem to any person in connection with an acquisition proposal; or

         - grant any waiver or release under any standstill or similar agreement with respect to Ag-Chem's common stock.

         Ag-Chem has also agreed to cease any existing discussions or negotiations with any parties regarding any acquisition proposal or that could reasonably be expected to lead to any acquisition proposal. An acquisition proposal excludes the proposed merger with AGCO and includes any offer, proposal, inquiry or indication of interest regarding:

         - a merger, reorganization or consolidation, or any similar business combination or transaction, involving Ag-Chem (other than mergers, reorganizations, consolidations or similar business combinations or transactions involving solely Ag-Chem and/or one or more of Ag-Chem's wholly-owned subsidiaries);

         - a direct or indirect purchase or other acquisition (including by way of merger, consolidation, share exchange, tender or exchange offer involving any Ag-Chem subsidiary or securities issued by any Ag-Chem subsidiary) of more than 15% of the consolidated assets of Ag-Chem and its subsidiaries;

         - a purchase or other acquisition (including by way of merger, consolidation, share exchange, tender or exchange offer or otherwise) of beneficial ownership of securities representing more than 10% of the voting power of Ag-Chem; or

         - any transaction substantially similar to the foregoing transactions.

         Notwithstanding the foregoing, if Ag-Chem's board of directors reasonably determines, after consultation with its financial advisors and outside legal counsel, that it has received an acquisition proposal that may reasonably lead to a superior proposal, Ag-Chem may furnish information and access to the person submitting the superior proposal pursuant to confidentiality agreements with terms no less restrictive than its confidentiality agreement with AGCO, and Ag-Chem may participate in discussions and negotiate with the person making the superior proposal.

         A superior proposal means any bona fide written acquisition proposal made by a third party that did not result from a violation of the merger agreement and which a majority of the Ag-Chem board of directors determines in good faith (based on the advice of its financial advisor and the advice of outside legal counsel), within 45 days from the date of the merger agreement, to represent superior value, from a financial point of view, to Ag-Chem's shareholders as compared to the merger with AGCO (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the identity of the person making the proposal).

         Ag-Chem has agreed to promptly advise AGCO in writing of the terms of any acquisition proposal and the identity of the person making the proposal. Additionally, Ag-Chem has agreed to keep AGCO fully informed on a current basis of the status of any acquisition proposal and promptly provide AGCO with copies of all material correspondence and other written material sent or provided to Ag-Chem from any third party in connection with any acquisition proposal or sent or provided by Ag-Chem in connection with any acquisition proposal.

TERMINATION OF THE MERGER AGREEMENT

         Rights to Terminate. At any time before the effective time of the merger, the merger agreement may be terminated and the merger abandoned as follows:

         -        by the mutual written consent of Ag-Chem and AGCO; or

         -        by either Ag-Chem or AGCO if:

                  - the parties have not completed the merger by June 30, 2001, unless the failure to close the merger by that time has been caused by the knowing action or inaction of the party seeking to terminate the merger agreement;

                  - there has been a material breach by the other party of any representation, warranty or covenant listed in the merger agreement, and it is not cured within thirty calendar days from the time the breaching party is given written notice of such breach;

                  - any court or other governmental authority has denied required approval for completion of the merger by final non-appealable action;

                  - any court or other governmental authority has issued a required approval that contains a final non-appealable condition, restriction or requirement that would reasonably be expected to have a material adverse effect on AGCO or Ag-Chem; or

                  - Ag-Chem does not obtain the vote of Ag-Chem shareholders at the Ag-Chem special meeting required for adoption of the merger agreement; or

         -        by AGCO if:

                  - prior to the Ag-Chem special meeting (1) Ag-Chem enters into a written agreement regarding a superior proposal (2) Ag-Chem amends, conditions, qualifies, withdraws or modifies in a manner adverse to AGCO its approval and recommendation of the merger and merger agreement, or proposes to do so, (3) approves or recommends any superior proposal or proposes to do so or (4) resolves to do any of the foregoing; or

                  - the price of AGCO shares calculated based on the average closing price for the ten trading days ending the day before the effective date of the merger falls to below $6.10 and AGCO does not elect to seek its stockholders' approval to issue more than 11,800,000 shares to complete the merger; or

         -        by Ag-Chem if:

                  - Ag-Chem's board of directors determines, after consultation with legal counsel, in the exercise of the Ag-Chem board of directors' good faith judgment as to fiduciary duties to the Ag-Chem shareholders, that it is required by applicable law to terminate the merger agreement because Ag-Chem has received a superior proposal and AGCO has not responded within five business days with a written proposal that matches or is more favorable than the superior proposal (from a financial point of view);

                  - for three days after the date Ag-Chem receives notice from AGCO that AGCO has elected to seek approval from the AGCO stockholders to issue more than 11,800,000 shares in the merger (Ag-Chem's board of directors will examine expected benefits and drawbacks of proceeding with the merger and will likely consider: tax consequences, delays in completing the merger, potential alternative transactions, AGCO stock price issues and anticipated trends in AGCO's business and the economy in general. Ag-Chem will likely consult Goldsmith Agio Helms when making its decision.); or

                  - if all three of the following conditions are met: (1) the price of AGCO common stock on the trading day immediately prior to the effective date of the merger is less than $6.10, (2) AGCO does not terminate the merger agreement and (3) AGCO does not elect to seek approval of the AGCO stockholders to issue more than 11,800,000 AGCO shares in the merger within three days.

         Effect of Termination. If the parties terminate the merger agreement and abandon the merger prior to the effective time of the merger, the merger agreement will become void and have no effect, without any liability on the part of any of the parties to the merger agreement or their directors, officers or agents, except that termination of the merger agreement will not relieve any party from liability for any termination fees and expenses or for any willful breach of the merger agreement.

         Termination Fee. As a condition to effectiveness of termination of the merger agreement, Ag-Chem will pay AGCO a termination fee of $10,000,000 on the same day as termination of the merger agreement if:

         - Ag-Chem or AGCO terminates the agreement and abandons the merger because the approval of the merger by Ag-Chem's shareholders is not obtained;

         - AGCO terminates the agreement and abandons the merger because Ag-Chem enters into a written agreement, or Ag-Chem's board of directors resolves to enter into a written agreement or to pursue an acquisition proposal or a superior proposal from a party other than AGCO; or

         - Ag-Chem terminates the agreement and abandons the merger because, after consultation with legal counsel and in the good faith exercise of the Ag-Chem board of directors' fiduciary duties to Ag-Chem's shareholders, the Ag-Chem board of directors determines that termination of the merger agreement is required by law as a result of a superior proposal from a party other than AGCO.

         AGCO may defer its right to payment of the termination fee from time to time and for any period of time it elects. However, AGCO has the right to recover any actual costs it may incur if Ag-Chem fails to pay the termination fee when due under the merger agreement, including fees and expenses of counsel.

AMENDMENT

         The merger agreement may be amended or supplemented in writing before or after the effective date of the merger by Ag-Chem or by AGCO except as otherwise provided by law. However, after the Ag-Chem shareholders approve the merger, there may not be any change to the merger agreement which changes the amount or type of consideration into which Ag-Chem's common stock would be converted.

WAIVER

         At any time prior to the completion of the merger, either AGCO or Ag-Chem may:

         - extend the time for the performance of any of the obligations or other acts of the other;

         - waive any inaccuracies in the representations and warranties of the other contained in the merger agreement or other documents contemplated pursuant to the merger; and

         - waive compliance by the other with any of the agreements or conditions contained in the merger agreement which may legally be waived.

         Any extension or waiver will be valid only if set forth in a written instrument specifically referring to the merger agreement and signed on behalf of the party granting the extension or waiver. Ag-Chem does not intend to amend its proxy statement or resolicit proxies if any material provisions or conditions are waived or provisions of the merger agreement are amended, or the termination date is extended.

VOTING AGREEMENT

         As a condition to entering into the merger agreement, AGCO required that, concurrently with the merger agreement, a voting agreement be entered into by and among A. E. McQuinn, the Alvin E. McQuinn Revocable Trust and AGCO. The Alvin E. McQuinn Revocable Trust is a trust that is controlled by Mr. McQuinn and that, as of the date of the merger agreement, held 5,634,148 shares of Ag-Chem stock, representing approximately 58% of the voting power of the outstanding Ag-Chem common stock. The voting agreement applies only to 1,906,393 shares of this stock, representing approximately 19.9% of the voting power of the outstanding Ag-Chem common stock. As to these shares, Mr. McQuinn and the Alvin E. McQuinn Revocable Trust agreed to:

         - revoke any previous proxies relating to the 1,906,393 Ag-Chem shares subject to the voting agreement;

         - vote for the adoption of the merger agreement, the merger and any transactions contemplated thereby;

         - vote against any acquisition proposal or superior proposal or other action likely to adversely affect the merger; and

         - grant AGCO an irrevocable proxy to vote the 1,906,393 Ag-Chem shares in accordance with the terms of the voting agreement.

         Mr. McQuinn and the Alvin E. McQuinn Revocable Trust also agreed that they will not:

         -        transfer any of the 1,906,393 Ag-Chem shares;

         -        grant any proxies with respect to these shares;

         - enter into any contract or agreement or take any other action with respect to these shares which would constitute a violation of the voting agreement or which would materially impede the merger and any transactions contemplated thereby;

         - enter into any tender or exchange offer or otherwise sell or encumber or cause to be sold or encumbered any of these shares of Ag-Chem common stock;

         - acquire any additional shares of Ag-Chem common stock (with limited exceptions);

         - exercise any rights which may arise in connection with the merger to demand appraisal of any of these shares; or

         - take any other action that would in any way restrict, limit or interfere with the performance of the obligations under the voting agreement or which would otherwise diminish the benefits of the voting agreement to AGCO.

         Additional terms to the voting agreement provide:

         - In the event that Mr. McQuinn or the Alvin E. McQuinn Revocable Trust obtains additional shares of Ag-Chem stock in connection with a stock dividend, stock split, recapitalization or like transaction, or otherwise becomes the beneficial owner of any additional shares of Ag-Chem stock, any such additional shares will be subject to the provisions of the voting agreement.

         - In the event that Mr. McQuinn or the Alvin E. McQuinn Revocable Trust becomes entitled to, in connection with the merger, subscribe to a number of AGCO shares, Mr. McQuinn and the Alvin E. McQuinn Revocable Trust will subscribe to the maximum number of shares for which they are eligible as long as the sum of those shares in the aggregate, when combined with all of the other AGCO shares owned by Mr. McQuinn and the Alvin E. McQuinn Revocable Trust, does not exceed 7,000,000 shares.

         - In the event that the merger agreement is terminated in such a way that AGCO is entitled to be paid the $10,000,000 termination fee by Ag-Chem, and within twelve months of termination of the merger agreement Ag-Chem is acquired in a transaction that would have constituted an acquisition proposal or superior proposal, then Mr. McQuinn and the Alvin
                  E. McQuinn Revocable Trust will pay to AGCO 100% of the consideration received by them in excess of $25.80 for each of 1,906,393 shares of Ag-Chem common stock subject to the voting agreement.

         The voting agreement terminates on the earlier of the effective date of the merger or the termination of the merger agreement in accordance with its terms. No party to the voting agreement may terminate the voting agreement unless the merger is first completed or the merger agreement is terminated according to its terms. For example, if AGCO's stock price falls below $6.09 and AGCO elects to solicit its shareholders' approval to issue additional shares and Ag-Chem elects to terminate the merger agreement under its "walk-away" rights, the voting agreement will automatically terminate.

         The voting agreement is limited to 19.9% of the voting power of the outstanding shares of Ag-Chem common stock due to limitations imposed by Minnesota law. The Minnesota Control Share Acquisition Act provides that "shares of an issuing public corporation acquired by an acquiring person in a control share acquisition that exceed the threshold of voting power of any of the ranges specified [20%, 33 1/3% and 50%] shall have only [limited] voting rights . . .
 ." Because this provision applies to any acquisition of beneficial ownership of shares representing 20% or more of the outstanding voting shares of Ag-Chem, Mr. McQuinn's voting agreement in favor of AGCO is limited to common stock representing less than 20% of the outstanding voting shares of Ag-Chem in order to avoid the voting limitations.

         Although the voting agreement does not apply to the remaining shares held by Mr. McQuinn, he has indicated that he intends to vote his remaining shares in favor of the merger. If he does so, the merger will be approved regardless of how other shareholders vote.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined financial information is based on the historical financial statements of AGCO and Ag-Chem, adjusted to give effect to the merger.

         The pro forma combined financial statements were prepared to illustrate the estimated effects of the merger, including acquisition-related debt and equity transactions and other assumptions. The pro forma combined statements of operations data for the year ended December 31, 1999 and nine months ended September 30, 2000 give effect to the merger, as if the merger had occurred as of January 1, 1999. The pro forma combined balance sheet data give effect to the merger as if it had occurred as of September 30, 2000 and has been computed by combining AGCO's consolidated balance sheet as of September 30, 2000 and Ag-Chem's consolidated balance sheet as of December 31, 2000. As Ag-Chem's year-end of September 30 differs from AGCO's year-end of December 31, we have updated Ag-Chem's financial information to conform with AGCO's calendar year-end by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. The pro forma adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and assumptions that AGCO's management believes are reasonable. The pro forma financial statements do not purport to represent AGCO's results of operations or financial condition for any future period or as of any date. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements of AGCO and Ag-Chem and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in AGCO's Form 10-K, as amended by Form 10-K/A (Amendment No. 1), for the year ended December 31, 1999, and Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended September 30, 2000 and Ag-Chem's Form 10-K, as amended by Form 10-K/A (Amendment No. 1), for the year ended September 30, 2000, and Form 10-Q for the quarter ended December 31, 2001. All of which are incorporated in this proxy statement/prospectus by reference and enclosed herewith.

         The merger will be accounted for under the purchase method of accounting. Whether the merger is consummated as a forward or reverse merger, AGCO will be the accounting acquirer and therefore the pro forma financial statements are presented with AGCO being the acquirer. Under purchase accounting, the total purchase cost and fair value of liabilities assumed will be allocated to the tangible and intangible assets and liabilities of Ag-Chem based upon their respective fair values as of the closing of the merger based on preliminary valuations and other studies which are not yet available. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying pro forma consolidated financial information based on estimates. The actual allocation of purchase cost and the resulting effect on income from operations may differ materially from the pro forma amounts included herein. Except as explained in notes 2 and 3 to the Unaudited Pro Forma Combined Balance Sheet, AGCO has assumed that the current recorded book value of Ag-Chem's assets, including patents, trademarks, and property, plant and equipment, and liabilities are equal to their current fair value. Once AGCO has access to Ag-Chem's detailed asset records, AGCO will make an allocation of the purchase price to these assets based on detailed valuations that may change the amount of currently recorded book values of Ag-Chem's assets and liabilities thereby changing the amount of goodwill reflected in these pro forma financial statements. In addition, AGCO will review the estimated remaining lives of the assets, which may affect the resulting depreciation and amortization relating to these assets, and accordingly, may effect net earnings and the pro forma results of operations included herein.

              UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                      (in millions, except per share data)

                                                                                                 PRO FORMA       PRO FORMA
                                                                    AGCO           AG-CHEM      ADJUSTMENTS       COMBINED
                                                                 ----------        -------      -----------      ----------

Net sales                                                        $  2,413.3        $ 297.9        $              $  2,711.2
Cost of sales                                                       2,056.9          221.3                          2,278.2
                                                                 ----------        -------        -------        ----------
      Gross profit                                                    356.4           76.6                            433.0

Selling, general and administrative expenses                          229.6           70.5           (9.0)(1)         291.1
Engineering expenses                                                   44.6             --            8.3 (1)          52.9
Restructuring and other infrequent expenses                            24.5             --             --              24.5
Amortization of intangibles                                            14.8             --            4.3 (3)          19.8
                                                                                                      0.7 (1)
                                                                 ----------        -------        -------        ----------
      Income from operations                                           42.9            6.1           (4.3)             44.7

Interest and financing expense, net                                    57.6            6.4            9.6 (2)          73.6
Other expense/(income), net                                            17.5           (2.7)           0.5 (4)          15.5
                                                                                                      0.2 (5)
                                                                 ----------        -------        -------        ----------

Income (loss) before income taxes and equity in net
     earnings of affiliates                                           (32.2)           2.4          (14.6)            (44.4)
Income tax expense (benefit)                                          (10.2)           0.7           (4.1)(6)         (13.6)
                                                                 ----------        -------        -------        ----------

Income (loss) before equity in net earnings of affiliates             (22.0)           1.7          (10.5)            (30.8)
Equity in net earnings of affiliates                                   10.5             --            0.1 (5)          10.6
                                                                 ----------        -------        -------        ----------

Net income (loss)                                                $    (11.5)       $   1.7        $ (10.4)       $    (20.2)
                                                                 ==========        =======        =======        ==========

Net income (loss) per common share:
      Basic                                                      $    (0.20)       $  0.18                       $    (0.29)
      Diluted                                                    $    (0.20)       $  0.18                       $    (0.29)

Weighted average number of common and common
      equivalent shares outstanding:
      Basic                                                            58.7            9.6           11.8(7)           70.5
      Diluted                                                          58.7            9.6           11.8(7)           70.5

              UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                      (in millions, except per share data)

                                                                                                 PRO FORMA        PRO FORMA
                                                                    AGCO           AG-CHEM      ADJUSTMENTS       COMBINED
                                                                 ----------        -------      -----------      ----------

Net sales                                                        $  1,677.0        $ 240.1        $              $  1,917.1
Cost of sales                                                       1,405.7          187.8                          1,593.5
                                                                 ----------        -------        -------        ----------
      Gross profit                                                    271.3           52.3                            323.6

Selling, general and administrative expenses                          168.3           50.3           (9.6)(1)         209.0
Engineering expenses                                                   33.7             --            9.2 (1)          42.9
Restructuring and other infrequent expenses                            19.5             --             --              19.5
Amortization of intangibles                                            11.2             --            3.2 (3)          14.8
                                                                                                      0.4 (1)
                                                                 ----------        -------        -------        ----------
      Income from operations                                           38.6            2.0           (3.2)             37.4

Interest and financing expense, net                                    50.8            3.6            7.2 (2)          61.6
Other expense/(income), net                                            11.6           (2.6)           0.4 (4)          10.4
                                                                                                      1.0 (5)
                                                                 ----------        -------        -------        ----------

Income (loss) before income taxes and equity in net
     earnings of affiliates                                           (23.8)           1.0          (11.8)            (34.6)
Income tax expense (benefit)                                          (11.5)           0.4           (3.4)(6)         (14.5)
                                                                 ----------        -------        -------        ----------

Income (loss) before equity in net earnings of
     affiliates                                                       (12.3)           0.6           (8.4)            (20.1)
Equity in net earnings of affiliates                                    8.1             --            0.6 (5)           8.7
                                                                 ----------        -------        -------        ----------

Net income (loss)                                                $     (4.2)       $   0.6        $  (7.8)       $    (11.4)
                                                                 ==========        =======        =======        ==========

Net income (loss) per common share:
      Basic                                                      $    (0.07)       $  0.06                       $    (0.16)
      Diluted                                                    $    (0.07)       $  0.06                       $    (0.16)

Weighted average number of common and common
      equivalent shares outstanding:
      Basic                                                            59.1            9.6           11.8 (7)          70.9
      Diluted                                                          59.1            9.6           11.8 (7)          70.9

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(1) To reclassify Ag-Chem's engineering expenses and amortization of intangibles from selling, general, and administrative expenses to a separate line item to conform with AGCO's presentation.

(2) To reflect the increase in interest expense with respect to borrowings expected to be incurred in connection with the cash portion of the merger consideration, assuming that the market price of the AGCO common stock is $9.73 (see Note 6 to the Unaudited Pro Forma Combined Balance Sheet) at an assumed average interest rate of 7.0% which is the current incremental borrowing rate under AGCO's revolving credit facility. The actual interest rate related to such debt may differ from 7.0% resulting from changes in LIBOR and changes in AGCO's debt agreements and financing structure. Accordingly, for every 0.125% variance in the interest rate, annual interest expense will vary by approximately $0.2 million.

(3) To reflect the increase in goodwill amortization from the preliminary purchase price allocation of the net assets acquired in the merger assuming a 40-year amortization period (see Note 4 to the Unaudited Pro Form Combined Balance Sheet).

(4) To reflect the increase in depreciation expense from adjusting certain Ag-Chem office buildings to estimated market value.

(5) To reclassify the equity in net earnings of Ag-Chem's unconsolidated joint ventures from other income to equity in net earnings in affiliates on an after-tax basis to conform with AGCO's presentation.

(6) To reflect an income tax provision for the net pro-forma adjustments, after taking into consideration non-deductible goodwill amortization.

(7) To adjust the weighted average shares outstanding for shares issued in connection with the common stock portion of the merger consideration. This adjustment is based on the market price of AGCO common stock of $9.73 as of March 26, 2001. In the event the price of AGCO common stock differs at the closing date, the number of shares issued as consideration in the merger may differ from the number of shares included in the pro forma adjustment.

(8) The amounts of cash and common stock merger consideration will vary depending on the price of AGCO common stock at the closing date. The preceding Pro Forma Statements of Operations assume a closing common stock price of $9.73 per share (closing price as of March 26, 2001). Assuming a common stock price at closing of $8.00 and $12.00 per share, the resulting interest expense, net loss, net loss per common share and weighted average shares outstanding, would be as follows (in millions):

                                                Twelve Months Ended          Nine Months Ended
                                                 December 31, 1999           September 30, 2000
                                                --------------------        --------------------
Closing stock price                             $ 8.00        $12.00        $ 8.00        $12.00
                                                ------        ------        ------        ------

Interest expense, net                           $ 75.1        $ 73.0        $ 62.7        $ 61.2
Net loss                                         (21.0)        (19.7)        (12.0)        (11.1)
Net loss per common share
                  Basic                         $(0.30)       $(0.29)       $(0.17)       $(0.16)
                  Diluted                       $(0.30)       $(0.29)       $(0.17)       $(0.16)
Weighted average common & common
equivalent shares outstanding
                  Basic                           70.5          69.0          70.9          69.4
                  Diluted                         70.5          69.0          70.9          69.4

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                                  (in millions)

                                                                                                      PRO FORMA         PRO FORMA
                                                                      AGCO         AG-CHEM (1)       ADJUSTMENTS         COMBINED
                                                                   ----------      -----------       -----------        ----------

Cash and cash equivalents                                          $      4.0       $    0.1                            $      4.1
Accounts and notes receivables, net                                     518.7           16.1                                 534.8
Inventories, net                                                        604.2          104.7                12.5 (2)         721.4
Other current assets                                                     88.3            8.2                                  96.5
                                                                   ----------       --------          ----------        ----------
       Total current assets                                           1,215.2          129.1                12.5           1,356.8
Property, plant and equipment                                           297.9           37.7                14.1 (3)         349.7
Investments in affiliates                                                90.1            1.2                                  91.3
Other assets                                                            165.7            1.6                                 167.3
Intangible assets, net                                                  287.4            0.6               170.4 (4)         458.4
                                                                   ----------       --------          ----------        ----------
Total assets                                                          2,056.3          170.2               197.0           2,423.5
                                                                   ==========       ========          ==========        ==========

Accounts payable                                                        221.9           16.9                                 238.8
Accrued expenses                                                        389.5           16.9                 1.6 (5)         408.0
Other current liabilities                                                19.6           45.0               (28.5)(6)          41.1
                                                                                                             5.0 (2)
                                                                   ----------       --------          ----------        ----------
       Total current liabilities                                        631.0           78.8               (21.9)            687.9
Long-term debt                                                          582.3           23.9               165.9 (6)         772.1
Postretirement health care benefits                                      28.8             --                                  28.8
Other noncurrent liabilities                                             39.4             --                 5.7 (3)          45.1
                                                                   ----------       --------          ----------        ----------
Total liabilities                                                     1,281.5          102.7               149.7           1,533.9
                                                                   ----------       --------          ----------        ----------

Common stock                                                              0.6            0.1                (0.1)(7)           0.7
                                                                                                             0.1 (8)
Additional paid-in capital                                              427.0            1.1                (1.1)(7)         541.7
                                                                                                           114.7 (8)
Retained earnings                                                       615.8           66.7               (66.7)(7)         615.8
Unearned compensation                                                    (1.8)            --                                  (1.8)
Accumulated other comprehensive income                                 (266.8)          (0.4)                0.4 (7)        (266.8)
                                                                   ----------       --------          ----------        ----------
       Total stockholders' equity                                       774.8           67.5                47.3             889.6
                                                                   ----------       --------          ----------        ----------
       Total liabilities and stockholders' equity                  $  2,056.3       $  170.2          $    197.0        $  2,423.5
                                                                   ==========       ========          ==========        ==========

               NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(1) Represents the consolidated balance sheet of Ag-Chem as of December 31, 2000. Certain accounts have been reclassified to conform with AGCO's presentation.

(2) To restate Ag-Chem inventories to its estimated fair value by eliminating Ag-Chem's LIFO reserves and to establish a deferred tax liability related to the adjustment.

(3) To adjust certain Ag-Chem office buildings to estimated fair value based on current appraisals obtained by Ag-Chem and to establish a deferred tax liability related to the adjustment.

(4) To reflect goodwill from the preliminary purchase price allocation of the net assets acquired related to the merger as follows:

                           Purchase cost ($25.80 X 9,579,868 Ag-Chem common
                           shares outstanding as of March 26, 2001)                                $247.2
                           Estimated transaction fees and expenses                                    5.0
                                                                                                   ------
                           Total purchase price                                                     252.2
                           Actual book value of Ag-Chem net assets at
                           December 31, 2000                                                        (67.5)
                           Increase inventory to fair market value                                  (12.5)
                           Increase property, plant and equipment to estimated
                           fair market value                                                        (14.1)
                           Recognition of deferred tax liabilities related to
                           adjustments to inventories and property, plant and
                           equipment                                                                 10.7
                           Recognition of a liability relating to Ag-Chem
                           bonuses to be paid prior to and upon closing of
                           the merger                                                                 1.5
                           Recognition of a liability related to Ag-Chem's
                           phantom stock bonus plan                                                   0.1
                                                                                                   ------
                           Adjusted book value of net assets acquired                               (81.8)
                                                                                                   ------
                           Estimated goodwill                                                      $170.4
                                                                                                   ======

(5) To recognize a liability related to Ag-Chem's phantom stock bonus plan which is payable upon closing of the merger and Ag-Chem bonuses to be paid prior to and upon closing of the merger.

(6)      To reflect the following:

                           Repayment of Ag-Chem short-term debt from proceeds
                           of AGCO's long-term revolving credit facility                           $ 28.5
                           Increase in outstanding borrowings on AGCO's revolving
                           credit facility in connection with the cash portion of the
                           merger consideration                                                    $137.4
                                                                                                   ------
                                                                                                   $165.9

         This adjustment is based on the stock price of AGCO common stock of $9.73 as of March 26, 2001. In the event the price of AGCO common stock differs at the closing date, the cash portion of the consideration may differ from the amount included as borrowings in the pro forma balance sheet. Assuming a closing stock price of $8.00 and $12.00 per share, the adjustment to long-term debt would change from $165.9 million to $186.3 million and $157.1 million, respectively.

(7) To reflect the elimination of Ag-Chem's historical stockholders' equity.

(8) To reflect the issuance of 11,800,000 shares of AGCO common stock in connection with the common stock portion of the merger consideration. This adjustment is based on the market price of AGCO common stock of $9.73 as of March 26, 2001. In the event the price of AGCO common stock differs at the closing date, the number of shares issued as consideration in the merger may differ from the number of shares included in the pro forma adjustment. Assuming a closing stock price of $8.00 and $12.00 per share, the pro forma adjustments to stockholder's equity of $47.3 million would change to $26.9 million and $56.1 million, respectively.

                      UNAUDITED COMPARATIVE PER SHARE DATA

         Summarized below is the per share information for AGCO and Ag-Chem on a historical, pro forma combined and pro forma equivalent basis for the periods and as of the dates indicated below. This data should be read in conjunction with the Unaudited Pro Forma Combined Financial Information, the Selected Historical Financial Data for AGCO and Ag-Chem and the Selected Unaudited Pro Forma Combined Financial Data included elsewhere in this proxy statement/prospectus. The pro forma information does not purport to represent AGCO's results of operations or financial position for any future period or as of any date. The pro forma equivalent data is derived from the product of the pro forma combined data multiplied by the exchange ratio of the common stock portion of the merger consideration of 1.2317 shares of AGCO common stock for each share of Ag-Chem common stock. This exchange ratio is based on the market price of AGCO common stock as of March 26, 2001 of $9.73. In the event the price of AGCO common stock differs at the closing date, the exchange ratio may differ from the ratio used in the pro forma equivalent data below. The pro forma equivalent data is derived only from the common stock portion of the merger consideration, and therefore, is not calculated based on the entire consideration that Ag-Chem shareholders will receive. In the event the price of AGCO common stock differs at the closing date, the exchange ratio may differ from the ratios used in the pro forma equivalent data below. See footnotes 1 and 2 below which show the results assuming the common stock price at closing was $8.00 and $12.00 per share.


                                                                           NINE MONTHS
                                                           YEAR ENDED         ENDED             AS OF             AS OF
                                                           DECEMBER 31,    SEPTEMBER 30,     SEPTEMBER 30,     DECEMBER 31,
                                                             1999 (1)        2000 (1)          2000 (2)           2000
                                                           ------------    -------------     -------------     ------------

Net Income (loss) per common share:

    AGCO                                                     $(0.20)          $(0.07)
    AGCO pro forma combined                                   (0.29)           (0.16)
    Ag-Chem                                                    0.18             0.06
    Ag-Chem pro forma equivalent                              (0.36)           (0.20)

Dividends per common share:

    AGCO                                                       0.04             0.03
    AGCO pro forma combined                                    0.04             0.03
    Ag-Chem                                                      --               --
    Ag-Chem pro forma equivalent                               0.05             0.04

Book value per share:

    AGCO                                                                                        $13.00

    AGCO pro forma combined                                                                      12.46
    Ag-Chem                                                                                       7.48            $7.04
    Ag-Chem pro forma equivalent                                                                 15.35

(1) Assuming AGCO's stock price is $8.00 or $12.00 at the closing date, the AGCO pro forma combined net loss per common share would be $.30 or $.29 for the twelve months ended December 31, 1999 and $.17 or $.16 for the nine months ended September 30, 2000 and the Ag-Chem pro forma equivalent net loss per common share would be $.37 or $.31 for the twelve months ended December 31, 1999 and $.21 or $.17 for the nine months ended September 30, 2000.

(2) Assuming AGCO's stock price is $8.00 or $12.00 at the closing date, the AGCO pro forma combined book value per share as of September 30, 2000 would be $12.18 or $12.86 and the Ag-Chem pro forma equivalent book value per share as of September 30, 2000 would be $15.00 or $13.82.

DIRECTORS AND EXECUTIVE OFFICERS OF AGCO FOLLOWING THE MERGER

         The executive officers and directors of AGCO will not change as a result of the merger, except that AGCO has agreed to use its reasonable best efforts to appoint A. E. McQuinn to its board of directors if Mr. McQuinn acquires 7,000,000 shares of AGCO common stock in connection with the merger and/or any subscription right offered by AGCO to Ag-Chem shareholders. Nevertheless, AGCO has indicated its willingness to appoint A. E. McQuinn to its board of directors even if A. E. McQuinn does not acquire 7,000,000 shares of AGCO common stock after the merger.


                             STOCK OWNERSHIP OF AGCO

         The following table contains information about the beneficial ownership of AGCO common stock, on a pro forma basis as if the transaction has been completed as a forward merger, by the persons and entities listed based on (1) their ownership of AGCO common stock as of March 15, 2001 and (2) their ownership of Ag-Chem common stock as of March 15, 2001. With respect to the persons and entities listed in the table, the pro forma beneficial ownership of AGCO common stock listed for each person includes shares of common stock of AGCO to be issued in exchange for the shares of Ag-Chem common stock held by such person or entity based upon a price of $10.00 per share of AGCO common stock (the closing price on March 26, 2001 was $9.73). Unless otherwise indicated, to our knowledge, each person or entity listed below has sole voting and investment power over their shares of common stock.

         The following table also contains information about the beneficial ownership of AGCO and Ag-Chem common stock of:

         - Each person known to own beneficially more than 5% of the outstanding shares of each of AGCO or Ag-Chem common stock, based upon such person's most recently filed Schedule 13D or 13G;

         -        All executive officers of each of AGCO and Ag-Chem;

         -        Each director of each of AGCO and Ag-Chem; and

         - All directors and executive officers of each of AGCO as a group and of Ag-Chem as a group.

                                                                                                                   PRO FORMA
                                                                  AGCO                       AG-CHEM          BENEFICIAL OWNERSHIP
                                                          BENEFICIAL OWNERSHIP        BENEFICIAL OWNERSHIP          OF AGCO
                                                    -------------------------------  ----------------------- ----------------------
                                                        COMMON                       COMMON                  COMMON
            NAME OF BENEFICIAL OWNER                STOCK(8)(9)(10)     PERCENT(11)   STOCK      PERCENT(12)  STOCK         PERCENT
            ------------------------                ---------------     -----------  ------      ----------- ------         -------

Dimensional Fund Advisors(1)
    1299 Ocean Avenue, 11th Floor
    Santa Monica, CA 90401 ......................      3,326,620          5.6%          --           --      3,326,620          4.6%

Massachusetts Financial Services(2)
    500 Boylston Street
    Boston, MA  02116 ...........................      6,237,190         10.5           --           --      6,237,190          8.7

Mellon Financial Corporation(3)
    One Mellon Center
    Pittsburgh, Pennsylvania 15258 ..............      4,973,099          8.3           --           --      4,973,099          6.9

Forstmann-Leff Associates, LLC(4)
    590 Madison Avenue
    New York, New York 10022 ....................      6,352,271         10.7           --           --      6,352,271          8.8

Same Deutz-Fahr S.p.A(5)
    Vidale Francesco Cassani n. 14
    24047 Treviglio (Bg), Italy .................      5,949,000         10.0           --           --      5,949,000          8.3

University Capital Strategies Group, LLC(6) 408
    Saint Peter Street, Suite 444
    St. Paul, Minnesota 55102 ...................             --           --      498,600          5.2        643,194          0.9

Wellington Management Company, LLP(7) State
     Street
     Boston, Massachusetts 02109 ................             --           --      626,000          6.5        807,540          1.1

AGCO Directors and Executive Officers

Robert J. Ratliff (13) ..........................        791,952          1.3           --           --        791,952
W. Wayne Booker .................................             --            *           --           --             --            *
Henry J. Claycamp ...............................         23,548            *           --           --         23,548            *
Wolfgang Deml ...................................          1,500            *           --           --          1,500            *
Gerald B. Johanneson ............................         10,000            *           --           --         10,000            *
Anthony D. Loehnis ..............................          4,500            *           --           --          4,500            *
Curtis E. Moll ..................................          1,000            *           --           --          1,000            *
David E. Momot ..................................             --            *           --           --             --            *
John M. Shumejda ................................        362,093            *           --           --        362,093            *
Henk Visser .....................................          1,000            *           --           --          1,000            *
Wolfgang Sauer ..................................          2,500            *           --           --          2,500            *
Norman L. Boyd ..................................         56,500            *           --           --         56,500            *
Aaron D. Jones ..................................         52,200            *           --           --         52,200            *
Stephen D. Lupton ...............................         30,000            *           --           --         30,000            *
Donald R. Millard ...............................             --            *           --           --             --            *
Dexter E. Schaible ..............................         39,755            *           --           --         39,755            *

                                                                                                                   PRO FORMA
                                                                  AGCO                       AG-CHEM          BENEFICIAL OWNERSHIP
                                                          BENEFICIAL OWNERSHIP        BENEFICIAL OWNERSHIP          OF AGCO
                                                      ---------------------------  ------------------------  ----------------------
                                                        COMMON                      COMMON                   COMMON
            NAME OF BENEFICIAL OWNER                  STOCK(8)(9)(10)  PERCENT(11)  STOCK       PERCENT(12)   STOCK         PERCENT
            ------------------------                  ---------------  ----------  ---------    -----------  ---------      -------

Edward R. Swingle ...............................        186,728            *             --         --        186,728            *
Adri Verhagen ...................................         19,900            *             --         --         19,900            *


Ag-Chem Directors and Executive Officers

A. E. McQuinn (14) ..............................             --           --      5,559,148       58.0      6,847,202          9.6
Donald D. Pottinger .............................             --           --            440          *            541            *
John C. Retherford (15) .........................             --           --         87,600          *        107,896            *
Mary M. Jetland (16) ............................             --           --         51,100          *         62,939            *
Steve M. Koep ...................................             --           --          1,800          *          2,217            *
Robert L. Hoffman (17) ..........................             --           --      5,458,498       57.0      6,723,231          9.4
G. Waddy Garrett (18) ...........................             --           --         20,422          *         25,153            *
A.J. (Al) Giese (19) ............................             --           --          3,300          *          4,064            *
DeWalt J. Willard, Jr ...........................             --           --         10,000          *         12,137            *

 Executive officers and directors of AGCO as a
 group (18 persons) .............................      1,583,176          2.7             --         --      1,583,176          2.2
 Executive officers and directors of Ag-Chem as
 a group (9 persons) ............................             --           --      5,739,010       59.9      7,068,738          9.9

         *Less than 1%.

         (1) Based upon Schedule 13G filed with the Securities and Exchange Commission on February 2, 2001. Dimensional Fund Advisors Inc. ("Dimensional") is an investment advisor registered under
                  Section 203 of the Investment Advisors Act of 1940 and furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." All securities reported in the Schedule 13G filed by Dimensional with the Securities and Exchange Commission on February 2, 2001 are owned by the Funds. Dimensional disclaims beneficial ownership of such securities.

         (2) Based upon Schedule 13GA filed with the Securities and Exchange Commission on March 23, 2001 reporting that Massachusetts Financial Services ("MFS") beneficially owns, in the aggregate, 6,237,190 shares of common stock, of which shares are also beneficially owned by certain other non-reporting entities.

         (3) Based upon Schedule 13G filed with the Securities and Exchange Commission on January 17, 2001.


         (4) Based on the Amendment No. 2 to Schedule 13G filed on February 14, 2001. Includes shares beneficially owned by FLA Asset Management, LLC, FLA Advisers LLC, and Forstmann-Leff International, LLC.

         (5) Based upon Schedule 13G filed with the Securities and Exchange Commission as of February 14, 2001. This does not include 555 shares of Series A Convertible Preferred Stock, issued to Same Deutz-Fahr S.p.A on March 27, 2001, which can be converted into 555,000 shares of AGCO common stock.

         (6) Based upon Schedule 13D filed with the Securities and Exchange Commission on March 8, 2001.


         (7) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2000, by Wellington Management Company, LLP, an investment adviser. Represents the total number of shares owned which may be deemed beneficially held by Wellington in its capacity as an investment adviser which are held of record by clients of Wellington.


         (8) Includes shares of AGCO common stock which may be purchased upon exercise of options which are exercisable as of February 14, 2001, or become exercisable within 60 days thereafter, for the following individuals: Mr. Ratliff -- 9,000; Mr. Claycamp -- 1,000; Mr. Johanneson -- 5,000; Mr. Moll -- 1,000; Mr.
                  Visser - 1,000; Dr. Sauer - 1,000; Mr. Boyd -- 5,200; Mr.
                  Jones -- 7,200; Mr. Lupton -- 12,000; Mr. Schaible -- 17,255;
                  Mr. Verhagen -- 2,400; executive officers and directors as a group -- 62,055.

         (9) Includes unvested restricted shares of AGCO's common stock earned under the AGCO Long-Term Incentive Plan by the following individuals: Mr. Shumejda -- 42,167; Mr. Boyd -- 14,667; Mr. Jones - 18,333; Mr. Lupton -- 13,333;

Mr. Schaible
                  -- 9,167; Mr. Swingle -- 14,667; Mr. Verhagen -- 11,666; all
                  executive officers and directors as a group -- 158,833.


         (10) Includes restricted shares of AGCO's common stock earned under the AGCO Director Plan by the following individuals: Mr. Claycamp -- 3,000; Mr. Deml -- 1,500; Mr. Johanneson -- 3,000; Mr. Loehnis -- 1,500; Dr. Sauer -- 1,500; all executive officers and directors as a group -- 10,500.

         (11) Any securities not outstanding which are subject to options which are exercisable as of March 15, 2001, or become exercisable within 60 days thereafter are deemed outstanding for the purpose of computing the percentage of outstanding securities of the class owned by any person holding such securities but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other person. Based on 59,591,828 shares of AGCO common stock outstanding on March 15, 2001.

         (12) Based on 9,579,868 shares of Ag-Chem common stock outstanding on March 15, 2001.


         (13) Includes 2,742 shares of AGCO common stock owned by Mr. Ratliff's wife, 200,000 shares of Common Stock beneficially owned by Mr. Ratliff as trustee of the Robert J. Ratliff Charitable Remainder Unitrust and 568,360 shares of Common Stock owned by a family limited partnership of which Mr. Ratliff controls the general partner. Mr. Ratliff disclaims beneficial ownership of these shares.


         (14) Includes 5,453,298 shares of Ag-Chem common stock owned by the Alvin E. McQuinn Revocable Trust of which Mr. McQuinn is a co-trustee.


         (15) Includes 59,450 shares of Ag-Chem common stock owned jointly with Mr. Retherford's spouse and 16,734 shares held of record by Mr. Retherford's minor children. Also includes 8,416 shares of Ag-Chem common stock owned of record by two trusts of which Mr. Retherford is trustee, as to all of which shares Mr. Retherford disclaims beneficial ownership.


         (16) Includes 25,500 shares of Ag-Chem common stock held of record by Ms. Jetland's spouse and 100 shares of Ag-Chem common stock held of record by Ms. Jetland's children, as to all of which Ms. Jetland disclaims beneficial ownership.

         (17) Includes 5,453,298 shares of Ag-Chem common stock owned by the Alvin E. McQuinn Revocable Trust of which Mr. Hoffman is a co-trustee, and 1,200 shares of Ag-Chem common stock held by Mr. Hoffman's spouse.


         (18) Includes 6,000 shares of Ag-Chem common stock held of record by Mr. Garrett's spouse and 800 shares of Ag-Chem common stock held of record by Mr. Garrett's children.

         (19) Includes 3,300 shares of Ag-Chem common stock held jointly with Mr. Giese's spouse.

INDEMNIFICATION AND INSURANCE


         AGCO has agreed to indemnify the current and former directors and officers of Ag-Chem and to continue insurance coverage for such persons for a period of time following the effective time of the merger. For more information, refer to "Material Provisions of the Merger Agreement and Related Agreements--Director and Officer Indemnification" on page 50.


                        COMPARISON OF SHAREHOLDER RIGHTS


         This section of the proxy statement/prospectus describes differences between the rights of holders of Ag-Chem common stock and AGCO common stock. While the description summarizes the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which it refers for a more complete understanding of the differences between being a shareholder of Ag-Chem and being a stockholder of AGCO.

AUTHORIZED SHARES; SHARES OUTSTANDING; TRANSFER AGENT

         Ag-Chem's articles of incorporation authorize the issuance of up to 40,000,000 shares of capital stock, no par value per share in the case of common stock, and a par value as determined by its board of directors in the case of preferred stock. As of March 15, 2001, 9,579,868 shares of Ag-Chem common stock were outstanding. Ag-Chem's common stock is the only class or series of Ag-Chem capital stock issued and outstanding.

         AGCO's certificate of incorporation authorizes the issuance of up to 150,000,000 shares of common stock par value $0.01 per share, of which 59,591,828 shares were issued and outstanding as of March 15, 2001, and up to 1,000,000 shares of preferred stock, par value $.0l per share, of which no shares were issued and outstanding as of March 15, 2001. AGCO's preferred stock is issuable in series, each series having such rights and preferences as AGCO's board of directors may fix and determine by resolution. In March 2001, AGCO agreed to sell 555 shares of its Series A Convertible Preferred Stock to Same Deutz-Fahr S.p.A for an aggregate of $5,270,000, which represented the then current market price per share of AGCO common stock on an as-converted basis. Each share of AGCO's Series A Convertible Preferred Stock is convertible, at the option of the holder, into 1,000 shares of AGCO common stock. The shares of Series A Convertible Preferred Stock are non-voting. At December 31, 2000 and prior to the acquisition of Series A Convertible Preferred Stock, Same Deutz-Fahr S.p.A owned approximately 10% of AGCO's common stock, but had no involvement in AGCO's management. The merger agreement does not prohibit, nor is AGCO otherwise prohibited from, issuing additional shares of common stock or preferred stock. AGCO's transfer agent is SunTrust Bank, Atlanta.


         Minnesota law does not allow shares to be held in treasury. Under Delaware law, treasury shares may be held, sold, lent, pledged, exchanged, transferred or otherwise disposed of by AGCO. Treasury shares, however, are not outstanding shares and therefore do not have voting rights.

DIFFERENCES BETWEEN MINNESOTA AND DELAWARE CORPORATION STATUTES

         As a shareholder of Ag-Chem, your rights are currently governed by the Minnesota Business Corporation Act (MBCA), Ag-Chem's articles of incorporation and Ag-Chem's bylaws. The rights of AGCO stockholders are currently governed by the Delaware General Corporation Law (DGCL), AGCO's certificate of incorporation and AGCO's bylaws. After completion of the merger, you will become a stockholder of AGCO and your rights will be governed by the DGCL, AGCO's certificate of incorporation and AGCO's bylaws.

CAPITALIZATION AND VOTING RIGHTS; CUMULATIVE VOTING

         Ag-Chem has one class of common stock issued and outstanding. AGCO has one class of common stock issued and outstanding. Holders of Ag-Chem common stock and holders of AGCO common stock are each entitled to one vote for each share held. Neither holders of Ag-Chem common stock nor holders of AGCO common stock are allowed to cumulate votes for the election of directors.

         AGCO's certificate of incorporation also authorizes AGCO to issue preferred stock in one or more classes or series, with such voting powers, designations, preferences, rights, qualifications, limitations or restrictions as AGCO's board of directors may determine.


APPRAISAL AND DISSENTERS' RIGHTS

         Under the MBCA, shareholders have the right to dissent from certain corporate transactions, principally mergers and consolidations, by demanding payment in cash for their shares equal to the fair value, as determined by the corporation or by a court. Under the MBCA, Ag-Chem shareholders would have dissenters' rights if Ag-Chem amends it articles in such a way that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder, enters into a sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, a plan of merger, a plan of exchange or any other action taken pursuant to a shareholder vote if the articles, bylaws or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares. For a discussion of Ag-Chem shareholders' dissenters' rights in connection with the merger, see "The Merger--Appraisal and Dissenters' Rights" on page 43.

         The DGCL also provides shareholders with the right to dissent from certain corporate transactions, principally mergers and consolidations, by demanding payment in cash for their shares equal to the fair value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) as determined by the corporation or by an independent appraiser appointed by a court in an action timely brought by the dissenters.

         Under the DGCL, no dissenters' rights exist for shares of stock of a constituent corporation in a merger or consolidation that are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD, or held of record by more than 2,000 shareholders. However, dissenters' rights will exist if the stockholders receive anything other than: (i) shares of stock (or depositary receipts) of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock (or depositary receipts) of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the NASD, or held of record by more than 2,000 shareholders; (iii) cash in lieu of fractional shares of the corporation described in clauses (i) and (ii) above, or (iv) any combination of clauses (i), (ii) or (iii). AGCO's certificate does not provide any appraisal rights. As an AGCO stockholder, you will not have appraisal rights other than as set forth in the DGCL.

SHAREHOLDER ACTION

         Ag-Chem shareholders may take action at annual or special meetings of the shareholders, or by unanimous written consent of all Ag-Chem shareholders entitled to vote. AGCO stockholders may take action at annual or special meetings of shareholders, but may not take action by written consent.

CONTROL SHARE ACQUISITIONS

         The Minnesota Control Share Acquisition Act requires disinterested shareholder approval for certain transactions. The Minnesota Control Share Acquisition Act applies only if: (i) the person acquiring the shares is an "acquiring person" which is a person (whether an individual or an entity) who acquires, owns or votes the "issuing public corporation's" stock; (ii) the acquisition constitutes a "control share acquisition" which occurs when the "acquiring person's" ownership exceeds certain designated percentages; and (iii) the shares acquired are shares of an "issuing public corporation" which is a corporation organized under the laws of the State of Minnesota which has at least 50 shareholders of record. The Minnesota Control Share Acquisition Act applies unless the "issuing public corporation" opts out of the statute in its articles of incorporation or bylaws which are approved by its shareholders. Ag-Chem has not opted out of such provisions.

         Under Minnesota law, a "control share acquisition" does not include, among other things, the following:

         - an acquisition under Minnesota Statutes relating to mergers, statutory share exchanges and sales of substantially all assets if the issuing public corporation is a party to the transaction;

         -        an acquisition from the issuing public corporation; or

         - an acquisition, subsequent to January 1, 1991, pursuant to a cash offer for all of the issuing corporation's voting stock which has been approved by a majority vote of the members of a committee comprised of all of the disinterested members of the board of directors which was formed prior to the commencement or public announcement of the intent to commence, of the tender offer and pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the "issuing public corporation" outstanding at the time of the transaction.

         There are no provisions of Delaware law that are comparable to the Minnesota Control Share Acquisition Act.


AMENDMENT OF CHARTER DOCUMENTS


         Articles/Certificate of Incorporation. Ag-Chem's articles of incorporation may be amended in accordance with the MBCA, which provides that an amendment to a corporation's articles of incorporation may be approved by a majority of the voting power of the shares entitled to vote on the proposed amendment.

         AGCO's certificate of incorporation may be amended in accordance with Delaware law, which provides that an amendment to a corporation's certificate of incorporation may be approved by a majority of the outstanding shares entitled to vote on the proposed amendment.

         Bylaws. Under the MBCA, shareholders entitled to vote have the power to amend the corporation's bylaws at any time. In addition, subject to the power of the shareholders to enact, change or repeal the bylaws by a majority vote of the shareholders, Ag-Chem's bylaws vest power to amend its bylaws in the board of directors.

         Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal bylaws, even though the board of directors may also be delegated such power.

         AGCO's bylaws provide that its bylaws may be amended or repealed (1) by the affirmative vote of a majority of the voting power of all of the then-outstanding shares of the voting stock at a duly called meeting of the shareholders, or (2) by AGCO's board of directors.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

         Ag-Chem is also subject to Section 302A.673 which generally prohibits a Minnesota public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales, certain issuances of stock and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person or an entity who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares entitled to vote of the issuing public corporation or who is an affiliate or associate of the corporation and at any time within the four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares entitled to vote of the issuing public corporation.

         The DGCL requires the approval of the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon for mergers or consolidations, and for sales, leases or exchanges of all or substantially all of its property or assets.

         The DGCL, like the MBCA permits a surviving corporation to merge with another corporation without obtaining the approval of its stockholders if:

         - the merger agreement does not amend the surviving corporation's certificate of incorporation; and

         - each share of the surviving common stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving common stock after the merger; and any authorized but unissued shares or treasury shares of the surviving common stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of the surviving common stock outstanding immediately prior to the effective date of the merger.

         Section 203 of the DGCL governs business combinations (e.g. mergers, sales and leases of assets, issuance of securities) and other similar transactions between a Delaware public company and an "interested stockholder." An interested stockholder is a person who beneficially owns or has the right to vote 15% (unlike 10% in Minnesota) or more of a company's outstanding shares.

         Section 203 does not apply if:

         - prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder was approved by the Corporation's board of directors,

         - upon consummation of the transaction in which he or she became an interested stockholder, the interested stockholder holds at least 85% of the Corporation's common stock outstanding at the time the transaction commenced (excluding shares held by persons who are both officers and directors and shares held by employee stock plans); or

         - following the transaction in which such person became an interested stockholder, the business combination is approved by the Corporation's board of directors and by the holders of at least two-thirds of the outstanding shares of common stock (excluding shares owned by the interested stockholder) at an annual or special meeting of the Corporation's stockholders (and not by written consent).

         The restrictions imposed on interested stockholders under Section 203 do not apply under limited circumstances where a company proposes, with the approval of the majority of the directors who were directors before any person became an interested stockholder, a merger or sale of at least 50% of its assets (as defined under Section 203) or supports (or does not oppose) a tender offer for at least 50% of its voting stock.

         Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, is authorized for quotation on The Nasdaq Stock Market or is held by record by more than 2,000 stockholders. However, a Delaware corporation may elect not to be governed by Section 203 in its certificate of incorporation or its bylaws. The authorization of this provision must be approved by a majority of the shares entitled to vote and, in the case of a bylaw amendment, may not be further amended by the board of directors. Currently, Section 203 applies to AGCO.

         If Section 203 applies, then for three years after a person becomes an interested stockholder, the following transactions between the company and the interested stockholder or persons related to that stockholder are prohibited:

         - the sale, lease, exchange, mortgage, pledge, transfer or acquisition (other than proportionately to stockholders) of any interest in assets worth more than 10% of the market value of the company's assets;

         -        mergers and similar transactions;

         -        loans or guarantees; and

         - subject to certain exceptions, the issuance or transfer of stock or any rights to acquire stock of the company's outstanding stock or the stock of its subsidiaries.

DIRECTOR LIABILITY AND INDEMNIFICATION

         The MBCA provides that, unless the articles of incorporation or bylaws otherwise provide, directors and officers will be indemnified against judgments, penalties, fines, settlements and expenses (including attorneys' fees) incurred in connection with legal proceedings to which they are made, or threatened to be made, a party by reason of their present or former status as a director or officer, if:

         -        they have not been indemnified by another organization;

         -        they acted in good faith;

         -        they received no improper personal benefit;

         - in the case of any criminal proceeding, they had no reasonable cause to believe their conduct was unlawful; and

         - they reasonably believed their conduct to be in the corporation's best interests.

         Ag-Chem's bylaws provide indemnification to directors and officers to the full extent permitted by the MBCA.

         The DGCL permits a corporation to indemnify any director, officer, employee or agent made or threatened to be made a party to any threatened, pending or completed proceeding if the person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

         AGCO's bylaws contain provisions which require AGCO to indemnify directors and officers to the full extent permitted by the DGCL.

         AGCO's bylaws also provide, in accordance with the DGCL, that the corporation may advance expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer. However, such payment will be made only if the corporation receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the corporation.

LIMITATION ON DIRECTORS' LIABILITIES

         Both the MBCA and the DGCL permit a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders/stockholders for damages for a breach of the director's fiduciary duty. Ag-Chem's articles of incorporation include such a provision to the maximum extent permitted by law. AGCO's certificate of incorporation does not include such a provision.

REMOVAL OF DIRECTORS

         Ag-Chem directors may be removed with or without cause by a vote of the shareholders holding a majority of the shares entitled to vote at an election of directors except as otherwise provided by law, specifically where shareholders have the right to cumulate their votes. In addition, Ag-Chem directors who have been elected by the board of directors to fill a vacancy or to fill a directorship created by action of the board, and who have not been subsequently re-elected by the shareholders, may be removed by a majority vote of all the directors.

         AGCO directors may be removed for cause only by the affirmative vote of the holders of at least a majority of the shares entitled to vote at an election of directors.

SPECIAL MEETINGS OF SHAREHOLDERS

         Ag-Chem's bylaws provide that a special meeting may be called by the chief executive officer, chief financial officer, or such other officer as may be designated by the board of directors; upon request of a majority of the members of the board of directors; or upon written request of one or more shareholders holding 10% or more of the shares entitled to vote on matters to be presented at the meeting. The MBCA further provides that if an annual meeting of shareholders has not been held during the immediately preceding 15 months, one or more shareholders holding three percent or more of the voting power of all shares entitled to vote may demand an annual meeting by written notice of demand given to the chief executive officer or chief financial officer of the company.

         AGCO's bylaws provide that special meetings of the stockholders may be called by order of the board of directors or the executive committee. The DGCL further provides that if an annual meeting is not held within 30 days of the date designated for the meeting, or is not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held if requested by any stockholder or director.

NUMBER OF DIRECTORS

         Ag-Chem directors are elected for a term of one year and until their successors are elected and qualified. Ag-Chem's board of directors is not divided into classes. Ag-Chem's board of directors currently consists of eight directors. The number of directors on Ag-Chem's board of directors is determined, from time to time, by the shareholders of Ag-Chem or the board of directors of Ag-Chem.

         AGCO's board of directors is divided into three classes, as permitted by Delaware law, with one class being elected annually. AGCO directors are elected for a term of three years and until their successors are elected and qualified. AGCO's board of directors currently consists of eleven directors. The number of directors on AGCO's board of directors is determined by a resolution adopted by a majority vote of the board of directors and may not be less than three nor more than thirteen.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

         Ag-Chem's bylaws provide that vacancies on the board of directors resulting from an increase in the number of directors authorized under the bylaws may be filled by a majority vote of the directors serving at the time of such increase. All other vacancies on the board of directors shall be filled by a majority of the remaining directors even though less than a quorum.

         AGCO's bylaws provide that any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director elected in such a manner shall serve until the election of his successor or until his resignation or removal as provided in AGCO's bylaws.

COMMITTEES OF THE BOARD OF DIRECTORS


         Ag-Chem's bylaws provide that, by the affirmative vote of a majority of the directors, the board of directors may designate two or more individuals to constitute a committee having the authority of the board of directors to the extent provided by the board of directors.

         AGCO's bylaws provide for an Executive Committee, Audit Committee, Compensation Committee and Nominating Committee. AGCO's bylaws also provide that the board of directors may create any other committee it deems desirable and may discontinue such other committees at any time.

SHAREHOLDERS' RIGHTS PLAN

         In April 1994, AGCO designated 300,000 shares of Junior Cumulative Preferred Stock in connection with the adoption of a shareholder rights plan. Under the terms of the rights plan, one-third of a preferred stock purchase right (a right) is attached to each outstanding share of AGCO common stock. The rights plan contains provisions that are designed to protect stockholders in the event of unsolicited attempts to acquire AGCO. Under the terms of the rights plan, each right entitles the holder to purchase one one-hundredth of a share of the AGCO junior preferred stock, par value of $0.01 per share, at an exercise price of $200 per share. The rights are exercisable a specified number of days following (i) the acquisition by a person or group of persons of 20% or more of AGCO's common stock or (ii) the commencement of a tender or exchange offer for 20% or more of AGCO's common stock. In the event AGCO is the surviving company in a merger with a person or group of persons that owns 20% or more of AGCO's outstanding stock, each right will entitle the holder (other than such 20% stockholder) to receive, upon exercise, common stock of AGCO having a value equal to two times the right's exercise price. In addition, in the event AGCO sells or transfers 50% or more of its assets or earning power, each right will entitle the holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the right's exercise price. The rights may be redeemed by AGCO at $0.01 per right prior to their expiration on April 27, 2004.

         Ag-Chem has no shareholder rights plan.

NOMINATION PROCEDURES AND SHAREHOLDER PROPOSALS

         The MBCA provides that any business appropriate for action by the shareholders may be transacted at a regular meeting of the shareholders. The DGCL provides that any business appropriate for action by the stockholders may be transacted at an annual meeting of the stockholders.

         AGCO's bylaws provide that a stockholder who wishes to nominate directors for election at a stockholder meeting or who wants to bring business before a stockholder meeting must have given timely notice thereof in writing to the secretary of the corporation. In order to be timely, the notice must be received at the corporation's executive offices not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting.

         Stockholder nominations and proposals will not be brought before any AGCO shareholder meeting unless the nomination or proposal was made in accordance with the specific requirements set forth in the bylaws. The chairman of the AGCO stockholder meeting will have the power to determine whether the business or nomination set forth by the stockholder was properly brought before the stockholder meeting. If the chairman determines that the business or nomination was not properly brought before the stockholder meeting, the chairman may declare that the business or nomination will be disregarded.

DIVIDENDS

         Under the MBCA, Ag-Chem may declare a dividend to its shareholders if the board of directors determines that Ag-Chem will be able to pay its debts in the ordinary course of business after making the distribution and the board of directors does not know before the dividend is made that the determination was or has become erroneous. A dividend may be made to the holders of a class or series of shares only if all amounts payable to the holders of shares having a preference for the payment are paid and the distribution does not reduce the remaining net assets of Ag-Chem below the aggregate preferential amount payable in the event of liquidation to the holders of shares having preferential rights, unless the distribution is made to those shareholders in the order and to the extent of their respective priorities.

         The DGCL provides that, unless restricted by the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus (as defined by and computed in accordance with the DGCL) or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital (as defined by and computed in accordance with the DGCL) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of net profits until the deficiency in the capital has been repaired.

INSPECTION OF DOCUMENTS

         The MBCA provides that any shareholder or group of shareholders of a publicly-held corporation have the right, upon written demand stating the purpose, to examine and copy the corporation's share register and other corporate records upon demonstrating a proper purpose.

         The DGCL provides that a stockholder of a Delaware corporation may inspect the books and records (including stockholder lists) of the corporation during normal business hours upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

                      WHERE YOU CAN FIND MORE INFORMATION


         This proxy statement/prospectus incorporates the following documents by reference. These documents are being delivered with this proxy statement/prospectus.


         For AGCO (SEC File No. 1-12930), these documents include:

                  - AGCO's Annual Report on Form 10-K, as amended by Form 10-K/A (Amendment No. 1), for the year ended December 31, 1999;

                  - AGCO's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended March 31, 2000;

                  - AGCO's proxy statement relating to its Annual Meeting of Stockholders held on April 26, 2000;

                  - AGCO's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended June 30, 2000; and

                  - AGCO's Quarterly Report on Form 10-Q, as amended by Form 10-Q/A (Amendment No. 1), for the quarter ended September 30, 2000.

         For Ag-Chem (SEC File No. 0-25360), these documents (excluding exhibits) include:

                  - Ag-Chem's Annual Report on Form 10-K, for the fiscal year ended September 30, 2000;

                  - Ag-Chem's Form 10-K/A (Amendment No. 1), for the fiscal year ended September 30, 2000; and

                  - Ag-Chem's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.

         All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the special meeting also are incorporated by reference into and are made a part of this proxy statement/prospectus from the date of filing of those documents.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, DELIVERED WITH THIS PROXY STATEMENT/PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

         Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

         We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:


Judiciary Plaza                       Citicorp Center                     Seven World Trade Center
Room 1024                             500 West Madison Street             13th Floor
450 Fifth Street, NW                  Suite 1400                          New York, NY 10048
Washington, D.C. 20549                Chicago, Illinois 60661

         Reports, proxy statements and other information concerning Ag-Chem may be inspected at:

    The National Association of Securities Dealers
    1735 K Street, N.W.
    Washington, D.C. 20006

         Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding Ag-Chem and AGCO. The address of the Securities and Exchange Commission website is http://www.sec.gov.


         AGCO has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to AGCO's common stock to be issued to Ag-Chem shareholders. This proxy statement/prospectus constitutes the prospectus of AGCO filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

                                     EXPERTS

         The consolidated financial statements and schedule of AGCO as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, which are incorporated by reference in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements and schedules of Ag-Chem as of September 30, 1999 and 2000, and for each of the years in the three-year period ended September 30, 2000, have been incorporated by reference in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

         The discussions under the heading "The Merger--Material Federal Income Tax Consequences" were reviewed by KPMG LLP, independent certified public accountants, and have been included herein upon the authority of said firm as experts in tax accounting.

         The financial statements of Redball, LLC as of September 30, 2000, and for the year then ended, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon authority of said firm as experts in accounting and auditing.

         The financial statements of Agricredit Acceptance LLC, as of December 31, 1999, 1998 and 1997 and for the years then ended, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, and upon authority of said firm as experts in accounting and auditing.

         Ag-Chem anticipates that one or more representatives of KPMG LLP will be present at the special meeting with an opportunity to make a statement, if desired, and will be available to answer appropriate questions from shareholders who are present.

                                  LEGAL MATTERS

         Troutman Sanders LLP, counsel to AGCO, will deliver an opinion to AGCO pursuant to the merger agreement, relating to material federal income tax matters. Troutman Sanders LLP also will deliver an opinion as to the validity of the AGCO common stock and the subscription rights issued in the merger. Larkin, Hoffman, Daly & Lindgren, Ltd. has represented Ag-Chem in connection with the merger agreement and matters related to the merger.

                          FUTURE SHAREHOLDER PROPOSALS

         Ag-Chem will hold its annual meeting of Ag-Chem shareholders only if the merger is not consummated. Shareholder proposals sought to be included in the proxy statement for the 2001 annual meeting of Ag-Chem shareholders if the merger is not completed must be received by Ag-Chem at its principal executive offices on or before May 1, 2001. Pursuant to Rule 14a-4(c)(1), as promulgated under the Securities Exchange Act of 1934 if a proponent of a proposal fails to notify Ag-Chem of a shareholder proposal at least 45 days prior to the date of mailing of the prior year's proxy statement (i.e., January 8, 2000), the management proxies will be allowed to use their discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in the proxy statement.

                                  OTHER MATTERS

         The Ag-Chem board of directors knows of no other matters that are likely to be brought before the special meeting. If any other matters are properly brought before the meeting, A. E. McQuinn and John C. Retherford, as the proxy agents named in the enclosed proxy, will vote on those matters in accordance with their best judgment.

                                   APPENDICES

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposal to adopt the merger agreement. Neither AGCO nor Ag-Chem has authorized anyone to provide you with information that is different from that which is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date set forth on the cover page, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of AGCO common stock in the merger shall create any implication to the contrary.

Appendix A - Agreement and Plan of Merger
Appendix B - Voting Agreement
Appendix C - Sections 302A.473 and 302A..471 of the Minnesota Business
             Corporation Act
Appendix D - Opinion of Goldsmith, Agio, Helms Securities, Inc.
Appendix E - Form of Affiliate Letter

                                                                      APPENDIX A



                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                                AGCO CORPORATION,

                             AGRI ACQUISITION CORP.

                                       and

                           AG-CHEM EQUIPMENT CO., INC.


                          Dated as of November 20, 2000

                  AGREEMENT AND PLAN OF MERGER, dated as of November 20, 2000 (this "Agreement"), by and among AGCO CORPORATION, a corporation organized under the laws of the State of Delaware ("Parent"), AGRI ACQUISITION CORP., a corporation organized under the laws of the State of Delaware ("Sub"), and AG-CHEM EQUIPMENT CO., INC., a corporation organized under the laws of the State of Minnesota (the "Company").

                                   WITNESSETH:

                  WHEREAS, the Boards of Directors of each of Parent, Sub and the Company have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the transaction provided for herein in which, upon the terms and subject to the conditions set forth herein, the Company will merge (the "Merger") with Sub;

                  WHEREAS, the parties intend that for U.S. federal income tax purposes, the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code (in the event that it is a merger under Section 2.01(a)(i) hereof);

                  WHEREAS, as a condition and as an inducement to Parent's willingness to enter into this Agreement, Parent is entering into a Voting Agreement (the "Voting Agreement") with a certain substantial Company shareholder (the "Specified Stockholder"); and

                  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                  NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                               CERTAIN DEFINITIONS

                  1.01. Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

                  "Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest with respect to any of the following, in each case other than the transactions contemplated by this Agreement (a) a merger, reorganization or consolidation, or any similar business combination or transaction, involving the Company (other than mergers, reorganizations, consolidations or similar business combinations or transactions involving solely the Company and/or one or more wholly-owned Subsidiaries of the Company), (b) a direct or indirect purchase or other acquisition (including by way of merger, consolidation, share exchange, tender or exchange offer involving any Subsidiary of the Company or securities issued by any Subsidiary of the Company, as the case may be) of greater than 15% of the consolidated assets of the Company and its Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange, tender or exchange offer or otherwise) of beneficial ownership of securities representing more than 10% of the voting power of the Company, (d) any substantially similar transaction.

                  "Agreement" shall have the meaning set forth in the first paragraph of this Agreement.

                  "Arthur Andersen" shall have the meaning set forth in Section 6.13.

                  "Articles of Merger" shall have the meaning set forth in
Section 2.01(b).

                  "Business Day" shall mean each day on which banking institutions in New York, New York are not authorized or required to close.

                  "Capitalization Date" shall have the meaning set forth in
Section 5.01(b).

                  "Cash Portion" shall mean (i) $25.80 minus (ii) the product of
(A) the Stock Portion multiplied by (B) the Parent Price.

                  "Certificate of Merger" shall have the meaning set forth in
Section 2.01(b).

                  "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended.

                  "Company" shall have the meaning set forth in the first paragraph of this Agreement.

                  "Company Affiliate" shall have the meaning set forth in
Section 6.07(a).

                  "Company Board" shall mean the Board of Directors of the Company.

                  "Company By-Laws" shall mean the By-Laws of the Company.

                  "Company Certificate" shall mean the Articles of Incorporation of the Company, as amended.

                  "Company Common Stock" shall have the meaning set forth in
Section 3.01(b).

                  "Company Disclosure Schedule" shall have the meaning set forth in the opening paragraph of Section 5.01.

                  "Company Employees" shall have the meaning set forth in
Section 6.12(a).

                  "Company Equity Interests" shall have the meaning set forth in
Section 5.01(c).

                  "Company Filed SEC Documents" shall mean the forms, reports and documents filed or to be filed by the Company with the SEC since January 1, 1996.

                  "Company Financial Advisor" shall have the meaning set forth in Section 5.01(j).

                  "Company Intellectual Property" shall have the meaning set forth in Section 5.01(n).

                  "Company Meeting" shall have the meaning set forth in Section 6.02.

                  "Company Plan" shall mean any Plan entered into or currently maintained, sponsored, or contributed to by the Company or any of its Subsidiaries or to which the Company or any such Subsidiary has any obligation to contribute or with respect to which the Company or any of its Subsidiaries may have any liability.

                  "Company Proxy Statement" shall have the meaning set forth in
Section 6.03(a).

                  "Confidentiality Agreement" shall mean that certain confidentiality agreement, dated July 27, 2000, by and between the Company's Financial Advisor and Parent (of which the Company is a third party beneficiary) and the confidentiality agreement between the Company and Parent dated May 30, 2000.

                  "Copyrights" shall have the meaning set forth in the definition of Intellectual Property Rights.

                  "Costs" shall have the meaning set forth in Section 6.11(a).

                  "Designated Price" shall mean the greater of (i) $8.38 or (ii) the lowest amount necessary, as a result of any amounts required to be paid out to dissenting shareholders of the Company or for fractional shares, in order for the opinions set forth in Sections 7.02(c) and 7.03(c) to be provided.

                  "DGCL" shall mean the General Corporation Law of the State of Delaware.

                  "Effective Date" shall have the meaning set forth in Section 2.02.

                  "Effective Time" shall have the meaning set forth in Section 2.02.

                  "Environmental Claim" shall mean any claim, demand, action, suit, complaint, investigation, or notice of noncompliance, violation, or liability, by any person or entity asserting liability or potential liability (including without limitation liability or potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, based on or resulting from (i) the presence, discharge, emission, release or threatened release of any Hazardous Materials at or from any location, (ii) circumstances forming the basis of any violation or alleged violation of any Environmental Laws or Environmental Permits, or (iii) otherwise relating to obligations or liabilities under any Environmental Law.

                  "Environmental Laws" shall mean any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirements (including, without limitation, common law) of any foreign government, the United States, or any state, local, municipal or other governmental authority, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment (including without limitation indoor air, ambient air, surface water, groundwater, land surface, subsurface strata, or plant or animal species) or human health as affected by the environment or Hazardous Materials (including without limitation employee health and safety).

                  "Environmental Permits" shall mean all permits, licenses, registrations, approvals, exemptions and other filings with or authorizations by any Governmental Authority under any Environmental Law.

                  "Environmental Report" shall mean any report, study, assessment, audit, or other similar document that addresses any issue of actual or potential noncompliance with, actual or potential liability under or cost arising out of, or actual or potential impact on business in connection with, any Environmental Law or any proposed or anticipated change in or addition to Environmental Law, that may affect the Company or any of its Subsidiaries.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder and published interpretations of any Governmental Authority with respect thereto.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Exchange Agent" shall have the meaning set forth in Section 3.05(a).

                  "Exchange Fund" shall have the meaning set forth in Section 3.05(a).

                  "Expenses" shall mean out-of pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Company Proxy Statement, the solicitation of shareholder approvals and all other matters related to the consummation of the Merger.

                  "GAAP" shall mean accounting principles generally accepted in the respective country where a Party, or its Subsidiaries operate, as applicable.

                  "Governmental Authority" means any foreign or domestic federal, state, county, provincial or local court, tribunal, judicial or arbitral body, administrative agency or commission or other governmental or regulatory authority or instrumentality.

                  "HSR Act" shall have the meaning set forth in Section 5.01(p).

                  "Hazardous Materials" shall mean all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof), petroleum products, asbestos, asbestos-containing materials, pollutants, contaminants, radioactivity and all other materials, whether or not defined as such, that are regulated pursuant to or that could result in liability under any applicable Environmental Laws.

                  "Indemnified Party" shall have the meaning set forth in
Section 6.11(a).

                  "Insurance Amount" shall have the meaning set forth in Section 6.11(b).

                  "Intellectual Property Rights" shall mean all proprietary, license and other rights anywhere in the United States in and to: (A) trademarks, service marks, brand names, trade dress, trade names and any and all other indications of origin whether registered or at common law, domain names and the goodwill associated with the foregoing ("Trademarks"); (B) patents, patent applications (together, "Patents"), inventors' certificates and invention disclosures; (C) trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information; drawings, specifications, plans, proposals and technical data; analytical models, investment and lending strategies and records, financial and other products; financial, marketing and business data, pricing and cost information; business and marketing plans and customer and supplier lists and information; in each case whether patentable, copyrightable or not ("Trade Secrets"); (D) computer programs and databases, in each case whether patentable, copyrightable or not (collectively, "Software"), and all documentation therefor; (E) writings and other works of authorship, including marketing materials, brochures, training materials, including all copyrights and moral rights related to each of the foregoing ("Copyrights"); (F) rights to limit the use or disclosure of confidential information by any Person;
(G) registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof; and (I) any claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing and the right to recover damages and lost profits therefrom.

                  "Issuance Election" shall mean an election by Parent pursuant to Section 3.02(b).

                  "KPMG" shall have the meaning set forth in Section 6.13.

                  "Knowledge" or "knowledge" with respect to a party shall mean to the knowledge of its directors and the individuals listed on Schedule A hereto.
                  "Law" shall mean the common law and any statute, ordinance, code or other law, rule, regulation, order, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Authority.

                  "Liens" shall mean any charge, mortgage, pledge, security interest, material restriction, claim, lien, or encumbrance.

                  "MBCA" shall mean the Minnesota Business Corporation Act.

                  "Material Adverse Effect" shall mean with respect to the Company or Parent, any event, change, occurrence, fact or circumstance which (i) is or which would reasonably be expected to lead to an adverse change in the consolidated balance sheet of the Company or any of the Company's Subsidiaries, or Parent or any of Parent's Subsidiaries, which is material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of Parent or the Company, as the case may be, to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, other than (in the case of (i) or (ii)) an event, change, occurrence, fact or circumstance (A) arising out of general U.S. or global economic conditions, (B) arising with respect to the industry in which Parent and the Company compete, so long as such change does not specifically relate to or disproportionately affect Parent or the Company, as the case may be, (C) arising out of facts or events specifically set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be or (D) arising out of the public announcement of the transactions contemplated by this Agreement.

                  "Maximum Share Amount" shall mean 11,800,000 Parent Common Shares.

                  "Merger" shall have the meaning set forth in the recitals to this Agreement.

                  "Merger Consideration" shall mean the Cash Portion plus the Stock Portion.

                  "NASD" shall mean the National Association of Securities Dealers, Inc. or, if the context so requires, the Nasdaq Stock Market, Inc.

                  "New Certificates" shall have the meaning set forth in Section 3.05(a).

                  "NYSE" shall mean the New York Stock Exchange, Inc.

                  "Old Certificates" shall have the meaning set forth in Section 3.05(a).

                  "Parent" shall have the meaning set forth in the first paragraph of this Agreement.

                  "Parent Board" shall mean the Board of Directors of Parent.

                  "Parent By-Laws" shall mean the By-Laws of Parent.

                  "Parent Certificate" shall mean the Certificate of Incorporation of Parent, as amended.

                  "Parent Common Shares" shall mean shares of common stock, par value $0.01 per share, of Parent.

                  "Parent Disclosure Schedule" shall have the meaning set forth in the opening paragraph of Section 5.02.

                  "Parent Filed SEC Documents" shall mean the forms, reports and documents filed or to be filed by the Parent with the SEC since January 1, 1996.

                  "Parent Plan" shall have the meaning set forth in Section 6.12(a).

                  "Parent Price" shall mean the average (rounded to the nearest 1/100th) of the closing price of Parent Common Shares on the NYSE Composite Transaction Reporting System, as reported in The Wall Street Journal (for trading during regular trading hours, not extended trading), for the 10 consecutive Trading Days ending on the Trading Day immediately preceding the Effective Date.

                  "Parent Rights" shall mean the Rights issued pursuant to the Parent Rights Plan.

                  "Parent Rights Plan" shall mean the shareholder rights plan established pursuant to the Rights Agreement dated as of April 27, 1994, between Parent and SunTrust Bank, as such plan may from time to time be amended.

                  "Parent Trigger Price" shall mean the closing price of Parent Common Shares on the NYSE Composite Transactions Reporting System (for trading during regular trading hours, not extended trading) on the

Trading Day immediately preceding the Effective Date. For purposes of this definition, the Effective Date shall be determined without reference to the conditions set forth in Sections 7.02(c) and 7.03(c).

                  "Party" shall mean Parent, Company and/or Sub, as applicable.

                  "Patents" shall have the meaning set forth in the definition of Intellectual Property Rights.

                  "Person" or "person" shall mean any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

                  "Plan" shall mean any employee benefit plan, including, without limitation, any "employment benefit plan" within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, consulting, termination, severance, retention, change in control, deferred or incentive compensation, bonus, phantom stock, restricted stock, stock option, stock bonus, stock purchase or other equity based, vacation or other fringe benefit plan, program, policy, arrangement, agreement or commitment.

                  "Previously Disclosed" by a party shall mean set forth in the related section of its Disclosure Schedule.

                  "Registration Statement" shall have the meaning set forth in
Section 6.03(a).

                  "Regulatory Law" shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

                  "Rights" shall mean, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, warrants, calls, agreements, arrangements or commitments of any character relating to, or any stock appreciation right, phantom stock option or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "Specified Stockholder" shall have the meaning set forth in the recitals to this Agreement.

                  "Software" shall have the meaning set forth in the definition of Intellectual Property Rights.

                  "Stock Portion" shall mean:

                  (A) if the Parent Trigger Price is greater than or equal to the Designated Price, a number of Parent Common Shares equal to the lesser of (i) the quotient obtained by dividing (x) $12.90 by (y) the Parent Price or (ii) 1.2317;

                  (B) if the Parent Trigger Price is less than the Designated Price but no Issuance Election has been made, zero or such other number elected by Parent pursuant to Section 3.02(a); or

                  (C) if the Parent Trigger Price is less than the Designated Price and an Issuance Election has been made, a number of Parent Common Shares equal to the quotient obtained by dividing (x) $10.32 by (y) the Parent Price.

Notwithstanding the foregoing, in the event one or more shareholders of the Company have properly exercised their dissenters rights pursuant to the MBCA,
(i) the number set forth in clause (A)(ii) above shall automatically be increased to the maximum amount allowed such that no more than the Maximum Share Amount of Parent Common Shares are issued and (ii) the amount set forth in clause (C) above shall automatically be increased by the minimum amount necessary in order for the opinions set forth in Sections 7.02(c) and 7.03(c) to be provided.

                  "Sub" shall have the meaning set forth in the first paragraph of this Agreement.

                  "Sub Common Stock" shall have the meaning set forth in Section 3.01(a).

                  "Subsidiary" and "Significant Subsidiary" shall have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

                  "Superior Proposal" shall have the meaning set forth in
Section 6.06(a).

                  "Surviving Corporation" shall mean the surviving corporation in the Merger as provided in Section 2.01(a).

                  "Takeover Laws" shall mean any "control share," "fair price," or other anti-takeover laws or regulations of any state or jurisdiction that are applicable to the Merger or the other transactions contemplated by this Agreement or the Voting Agreement.

                  "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

                  "Tax Return" shall mean any report, return, document, declaration, claim for refund, information return, or other information or filing relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                  "Termination Fee" shall have the meaning set forth in Section 8.02(b).

                  "Trade Secrets" shall have the meaning set forth in the definition of Intellectual Property Rights.

                  "Trademarks" shall have the meaning set forth in the definition of Intellectual Property Rights.

                  "Trading Day" shall mean any day on which the NYSE is open for trading.

                  "Voting Agreement" shall mean the agreement defined as such in the recitals hereto, as such agreement may from time to time be amended.

                                   ARTICLE II

                        THE MERGER; EFFECTS OF THE MERGER

                  2.01. The Merger. (a) Surviving Corporation. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the MBCA, at the Effective Time:

                  (i) if the Parent Trigger Price is greater than or equal to the Designated Price or in the event of an Issuance Election (where the Company has not terminated this Agreement pursuant to Section 8.01(g)), the Company will merge with and into Sub pursuant to the Merger and, following the Effective Time of the Merger, the separate corporate existence of the Company shall cease and Sub shall survive and continue to exist as a Delaware corporation; or

                  (ii) if the Parent Trigger Price is less than the Designated Price (unless there is an Issuance Election), Sub will merge with and into the Company pursuant to the Merger and, following the Effective Time of the Merger, the separate corporate existence of Sub shall cease and the Company shall survive and continue to exist as a Minnesota corporation.

                  (b) Effectiveness and Effects of the Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VII in accordance with this Agreement, the Merger shall become effective upon the occurrence of
(i) the filing in the office of the Secretary of State of the State of Minnesota of articles of merger ("Articles of Merger") in accordance with Sections 302A.615 of the MBCA executed in accordance with the relevant provisions of the MBCA and the making of all other filings and recordings required under the MBCA to effect the Merger and (ii) the filing in the office of the Secretary of State of the State of Delaware of a certificate of merger ("Certificate of Merger") in accordance with Section 251 of the DGCL and the making of all other filings or recordings required under the DGCL to effect the Merger, or at such later date and time as may be set forth in the Articles of Merger and the Certificate of Merger. The Merger shall have the effects prescribed in the MBCA and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Sub shall be vested in the Surviving Corporation, and all debt, liabilities and duties of the Company and Sub shall become the debt, liabilities and duties of the Surviving Corporation.

                  (c) Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of the corporation that continues in existence, as in effect immediately prior to the Effective Time, shall be those of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                  (d) Name. The name of the Surviving Corporation shall be Ag-Chem Equipment Co., Inc.

                  (e) Officers and Directors of Surviving Corporation. The officers of the Company as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Sub as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.

                  2.02. Effective Date and Effective Time. (a) Subject to the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VII in accordance with this Agreement, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on the earliest of:

                  (i) the first Business Day that the Parent Trigger Price is greater than or equal to the Designated Price, provided that the last of the conditions set forth in Sections 7.01, 7.02 and 7.03 has been satisfied or waived (other than conditions that, by their terms, cannot be satisfied until the Effective Date so long as it is reasonably apparent that such conditions will be satisfied on the Effective Date);

                  (ii) the first Business Day following the thirty (30) day period from and including the date upon which the last of the conditions set forth in Sections 7.01,
                           7.02 and 7.03 has been satisfied or waived (other than the conditions set forth in Sections 7.02(c) and 7.03(c) and other than conditions that, by their terms, cannot be satisfied until the Effective Date so long as it is reasonably apparent that such conditions will be satisfied on the Effective Date), provided that, Parent may, in its sole discretion, elect by providing written notice to the Company at any time during such thirty (30) day period to cause the Effective Time to occur on the first Business Day following such election; or

                  (iii) such other date to which the Parties may agree in writing.

                  (b) The time on the Effective Date when the Merger shall become effective pursuant to (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota in the form required by and executed in accordance with the applicable provisions of the MBCA and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in the form required by and executed in accordance with the applicable provisions of the DGCL is referred to as the "Effective Time."

                  2.03. Tax Consequences. In the event the Merger is effected pursuant to Section 2.01(a)(i), it is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Code. The parties agree to use their reasonable best efforts, not inconsistent with the terms of this Agreement, to have this Merger effectuated pursuant to Section 368(a) of the Code, and agree to work with each other and their respective counsel in order to determine the lowest possible Designated Price which will allow the transaction to be treated as tax-free reorganization pursuant to Section 368(a) of the Code.

                                   ARTICLE III

                    CONVERSION OF SHARES; EXCHANGE PROCEDURES

                  3.01. Conversion of Shares. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or shareholder of the Company or
Sub:

                  (a) Conversion of Sub Common Stock. If the Merger is effected pursuant to Section 2.01(a)(i) each share of common stock of Sub, no par value per share (the "Sub Common Stock"), issued and outstanding immediately prior to the Effective Time, shall remain issued and outstanding after the Merger as fully-paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

                  (b) Conversion of Company Common Stock. Subject to Section 3.04, each share of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares) shall become and be converted into the right to receive, upon surrender of the certificate formerly representing such Company Common Stock (or compliance with the procedures set forth in Section 3.05(f) hereof relating to lost certificates), the Merger Consideration, without interest thereon, together, if the Parent Rights Plan is then in effect, with the related Parent Rights. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist as of the Effective Time.

                  (c) If the Merger shall be effected pursuant to Section 2.01(a)(ii), at the Effective Time, the Surviving Corporation shall issue to Parent 1,000 shares of newly issued, fully-paid and non-assessable common stock of the Surviving Corporation.

                  3.02 Election. (a) In the event that the Parent Trigger Price is less than Designated Price on the Trading Day of such determination and the Merger is to be consummated pursuant to Section 2.01(a)(ii), Parent shall give written notice to the Company of Parent's election as to the number of Parent Common Shares, if any, that shall constitute the Stock Portion, but in no event shall such number of Parent Common Shares to be issued, if any, be more than the Maximum Share Amount.

                  (b) In lieu of the election set forth in Section 3.02(a), in the event that the Parent Price is less than $6.10, Parent may give written notice to the Company prior to the otherwise expected Effective Time of (i) its determination to terminate the Agreement pursuant to Section 8.01(f) or (ii) its election (an "Issuance Election") to seek approval from its shareholders for the issuance of a number of Parent Common Shares in connection with the

Merger in excess of the Maximum Share Amount, in which event the Effective Time shall be deferred as contemplated by Section 7.01(a).

                  (c) In the event that Parent makes an election pursuant to
Section 3.02(a), each Company shareholder may elect to purchase such number of Parent Common Shares from the Parent equal to or less than the difference between the Maximum Share Amount and the number of Parent Common Shares issued in the Merger, at a per share price equal to the lesser of (i) the Designated Price and (ii) 105% of the Parent Price. In the event that elections made by Company shareholders to purchase Parent Common Shares, when added to the number of Parent Common Shares issued in the Merger, are more than the Maximum Share Amount or such greater number as Parent may consent to, the number available to be purchased by each Company shareholder shall be determined on a pro rata basis based upon the number of shares of Company Common Stock held by each holder making an election to purchase Parent Common Shares. Each election by a shareholder of the Company must be made not more than thirty days after the Effective Time in connection with the submission of transmittal materials pursuant to Section 3.05.

                  3.03. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than the right to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Common Stock.

                  3.04. Fractional Shares. Notwithstanding any other provision hereof, no fractional Parent Common Shares (or related Parent Rights) and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Parent shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Shares (after taking into account all Old Certificates delivered by such holder) an amount (in U.S. dollars) in cash (without interest) determined by multiplying such fraction by the Parent Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent shall so notify the Exchange Agent, and Parent shall cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

                  3.05. Exchange Procedures. (a) At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company to act as exchange agent (the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates") and for exchange in accordance with this Article III, the Merger Consideration (including a sufficient number of Parent Common Shares, the "New Certificates") and an estimated amount of cash payable pursuant to Section
3.04 (such Merger Consideration and estimated amount of cash, without any interest thereon, being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Common Stock.

                  (b) As promptly as practicable after the Effective Date, Parent shall send or cause the Exchange Agent to send or cause to be sent to each former holder of record of shares (other than any Dissenting Shares) of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old Certificates for the Merger Consideration with respect to such Old Certificates as set forth in this
Article III. In the event that an election is made pursuant to Section 3.02(a), the transmittal materials shall provide for the purchase of Parent Common Shares provided for in Section 3.02(c). Parent shall cause the Merger Consideration into which shares of a shareholder's Company Common Stock are converted at the Effective Time and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive pursuant to this Article III, to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or, pursuant to Section 3.05(f), a surety bond reasonably satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. No interest will be paid or accrued on the Cash Portion of the Merger Consideration or any cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery. Notwithstanding anything to the contrary contained herein, Old Certificates surrendered for exchange by any Person constituting a Company Affiliate for purposes of Section
6.07 shall not be exchanged until Parent has received from such Person an agreement in the form attached hereto as Exhibit A.

                  (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (d) No dividends or other distributions with respect to Parent Common Shares with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into the right to receive the Merger Consideration and cash in lieu of fractional Parent Common Shares pursuant to Section 3.04, until the holder thereof shall be entitled to receive the Merger Consideration and such amount of cash in exchange therefor in accordance with this Article III. After becoming so entitled in accordance with this Article III, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Parent Common Shares such holder had the right to receive upon surrender of the Old Certificate, and payment thereof shall be made promptly following the later of (i) the date on which such holder shall become entitled to receive New Certificates and (ii) the payment date with respect to such dividend or other distribution.

                  (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall, upon demand by Parent, be paid or delivered to Parent. Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of any fractional shares and unpaid dividends and distributions on the Parent Common Shares deliverable in respect of each share of Company Common Stock such shareholder holds, as determined pursuant to this Agreement, in each case, without any interest thereon.

                  (f) If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Old Certificate, Parent shall, in exchange for such lost, stolen or destroyed Old Certificate, deliver or cause the Exchange Agent to deliver a New Certificate and cash payment in respect thereof pursuant to this Article III.

                  (g) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation on a daily basis. Any interest or other income resulting from such investments shall promptly be paid to the Surviving Corporation.

                  3.06. Anti-Dilution Provisions. In the event Parent changes (or establishes a record date for changing) the number of Parent Common Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Parent Common Shares then (a) if the record and payment dates therefor shall be prior to the Effective Time, the Stock Portion and references to $6.10 and Designated Price shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction; and (b) if the record date therefor shall be prior to the Effective Time but the payment date therefor shall be subsequent to the Effective Time, Parent shall take such action as shall be required so that on such payment date any former holder of Old Certificates who shall have received or become entitled to receive New Certificates pursuant to this Article III shall be entitled to receive such additional Parent Common Shares as such holder would have received as a result of such event if the record date therefor had been immediately after the Effective Time.

                  3.07. Stock Plans. Pursuant to the terms of the Company's 1998 Key Employee Phantom Stock Bonus Plan, at the Effective Time, the Company shall terminate such plan, and pay to each individual then entitled to receive payment immediately prior to the termination of such plan the difference between $25.80 and eleven and

15/16ths dollars ($11 15/16) multiplied by the number of Phantom Shares (as defined in such plan) granted to such individual. The Company shall use its reasonable best efforts to cause the Compensation Committee of the Company Board to take any and all such action necessary in order to accelerate the timing and vesting of such payment pursuant to the terms and conditions of such plan.

                  3.08. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a shareholder who has properly demanded and perfected such shareholder's rights to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA (the "Dissenting Shares"), shall not be converted into or exchangeable for the right to receive the Merger Consideration, but the holder thereof shall be entitled to such rights as are granted by the MBCA and the Surviving Corporation shall make all payments to the holders of such Dissenting Shares with respect to such demands in accordance with the MBCA; provided, however, that if any such holder shall have failed to perfect or shall have lost the right to dissent and obtain payment for such holder's Dissenting Shares under the MBCA, each share of Company Common Stock held by such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, solely the right to receive the Merger Consideration. The Company shall give prompt written notice to Parent and Sub of any demands received by the Company for payment under Sections 302A.471 and 302A.473 of the MBCA, and Parent and Sub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent and Sub, make any payment with respect to, settle or offer to make any payment or settle, any such demands.

                                   ARTICLE IV

                             ACTIONS PENDING MERGER

                  4.01. Forbearances of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, including, without limitation, Section 6.06 below, or as set forth in Section
4.01 of the Company's Disclosure Schedule, without the prior written consent of Parent (which consent will not be unreasonably withheld with respect to Sections 4.01(i), 4.01(l) and 4.01(n)), the Company will not, and will cause each of its Subsidiaries not to:

                  (a) Ordinary Course. (i) Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course consistent with past practice in all material respects and in material compliance with applicable laws and regulations or (ii) to the extent consistent with subsection (i) above, fail to use reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates.

                  (b) Capital Stock. (i) Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or any other securities or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of capital stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights, other than issuances by a wholly owned Subsidiary of the Company of capital stock to the Company.

                  (c) Dividends; Adjustments. (i) Make, declare, pay or set aside for payment any dividend (other than dividends from the Company's Subsidiaries to the Company or another Subsidiary of the Company) on or in respect of, or declare or make any distribution on any shares of its capital stock or (ii) except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction, directly or indirectly adjust, split, combine, redeem, reclassify, purchase, repurchase or otherwise acquire, any shares of the capital stock of the Company or any of its Subsidiaries.

                  (d) Compensation; Employment Agreements. Except as set forth in Section 4.01(d) of the Company Disclosure Schedule, enter into or amend any employment, consulting, severance, retention,


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

         termination, change in control or similar agreements or arrangements with, or make any severance, retention, termination, change of control or similar payments to, any of its or its Subsidiaries' directors, officers, employees or consultants or former directors, officers, employees or consultants, or grant any salary, wage or other compensation increase, make any award or grant under any Plan or increase or modify any employee benefit (including any incentive or bonus payments or perquisite), except for (i) increases in annual salary or hourly wage rates granted to current employees (other than officers) in the ordinary course of business consistent with past practice, (ii) consulting arrangements with new consultants in connection with Soiltec initiatives existing as of the date of this Agreement (provided that such consulting arrangements do not involve in excess of $100,000 in the aggregate), and (iii) changes required to be implemented in accordance with the current terms of any Company Plan set forth in Section 4.01(d) of the Company Disclosure Schedule.

                  (e) Benefit Plans. Enter into, adopt, implement or amend in any material respect (except to the extent required to comply with applicable law) any Plan.

                  (f) Acquisitions and Dispositions. Except as set forth in
         Section 4.01(f) of the Company Disclosure Schedule, acquire all or any portion of the assets, business or properties of any other entity or sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any material portion of its assets, business or properties or agree to enter into any merger, reorganization, share exchange, business combination or similar transaction pursuant to which shareholders of the Company would receive any consideration in exchange for or in addition to their existing shares of Company Common Stock.

                  (g) Amendments. Amend the Company Certificate or the Company By-Laws, or adopt a shareholder rights plan.

                  (h) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or SEC regulation.

                  (i) Contracts. Except in the ordinary course of business or as set forth in Section 4.01(i) of the Company Disclosure Schedule, enter into or terminate any contract, agreement or lease potentially involving in excess of $200,000, or terminate, amend or modify in any material respect any of its existing contracts, agreements or leases (including any licensing agreement) in excess of $200,000 or involving any non-competition or similar obligation by the Company or its affiliates.

                  (j) Claims. Pay, discharge, satisfy or settle any claim, liability, obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), action or proceeding, except (i) in the ordinary course of business consistent with past practice, (ii) as reflected or reserved against in the consolidated financial statements in the Company Filed SEC Documents as of the date hereof
         (iii) settlements with customers consistent with past practices in connection with the Company's September 8, 2000, safety recall, or (iv) in an additional amount not to exceed $100,000 in the aggregate. In the event Parent determines not to consent to any proposed settlement with Valmet related to the Company's September 8, 2000, safety recall, the parties hereto agree that any change or event arising out of such determination shall not constitute a Material Adverse Effect with respect to the Company.

                  (k) Adverse Actions. (i) Unless the Merger shall be effected pursuant to Section 2.01(a)(ii), take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of
         Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (B) except as otherwise permitted by Section 6.06, any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of any such condition being materially delayed or (C) a violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                  (l) Incurrence of Indebtedness. Other than (i) indebtedness incurred in the ordinary course of business consistent with past practice under its short and long term line of credit loan agreements but in no event to exceed an aggregate of $55,000,000 of indebtedness and (ii) indebtedness of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance.

                  (m) Derivatives. Enter into (i) leveraged derivative contracts (defined as contracts that use a factor to multiply the underlying index exposure), or (ii) other derivative contracts except for the purpose of hedging known interest rate and foreign exchange exposures or otherwise reducing the Company's cost of financing.

                  (n) Capital Expenditures. Except as set forth in Section 4.01(n) of the Company Disclosure Schedule, make any capital expenditures in excess of $500,000 in the aggregate in any quarter of the year.

                  (o) Tax Elections. Make any new or different material Tax election, or revoke any material Tax election, file any material amended Tax Returns, settle any material Tax audits or other proceedings, other than in connection with currently pending proceedings or subsequent related proceedings, or change in any material respect (i) its method of tax accounting or tax practice, or
         (ii) its accounting policies, methods, or procedures, except as required by GAAP.

                  (p) Confidentiality Agreements. Waive any confidentiality or "standstill" provisions entered into with any third party in connection with its consideration of an Acquisition Proposal.

                  (q) Agreements. In writing or otherwise, agree or commit to do anything prohibited by the above paragraphs (a) through (o).

                  4.02. Forbearances of Parent. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as set forth in Section 4.02 of Parent's Disclosure Schedule, without the prior written consent of the Company, Parent will not, and will cause each of its Subsidiaries not to (i) unless the Merger shall be effected pursuant to Section 2.01(a)(ii), take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of any such condition being materially delayed or (C) a violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

                  5.01. Representations and Warranties of the Company. Except as set forth in the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement, with specific reference to the section of this Agreement to which the information stated in such disclosure relates (the "Company Disclosure Schedule"), the Company hereby represents and warrants to each of Parent and Sub as follows:

                  (a) Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. It is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership, leasing or operation of property or assets or the conduct of its business requires it to be so qualified and it has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, lease and operate its properties and assets and to carry on its business as it is now conducted, except where the failure to be so duly qualified and in good standing or to have in effect all federal, state, local, and foreign governmental authorizations does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has, prior to the date of this Agreement, made available to Parent complete and correct copies of the Company Certificate and the Company By-Laws, in each case as amended and in full force and effect as of the date of this Agreement, and the Company is not in violation of any provision thereof.

                  (b)  Shares.

                           (i) The authorized capital stock of the Company
                  consists of 40,000,000 shares of Company Common Stock of which 9,579,868 shares were outstanding as of July 31, 2000 (the "Capitalization Date"). Since the Capitalization Date, there have been no issuances of shares of the capital stock of the Company or any other securities of the Company.

                           (ii) All issued and outstanding shares of Company
                  Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and no class of capital stock of the Company is entitled to, rights nor have any shares of Company Common Stock been issued in violation of, nor are they subject to, any preemptive rights. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

                           (iii) There were outstanding at the Capitalization
                  Date no Rights to acquire capital stock from the Company. No Rights to acquire capital stock from the Company have been issued or granted since the Capitalization Date.

                           (iv) Neither the Company nor any of its Subsidiaries
                  has any authorized or outstanding bonds, debentures, notes or other indebtedness or obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities the holders of which would have the right to vote) with the shareholders of the Company on any matter. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company Common Stock.

                  (c)  Subsidiaries.

                           (i) Section 5.01(c)(i) of the Company Disclosure
                  Schedule sets forth a list as of the date hereof of all of the Company's Subsidiaries, together with their jurisdiction of organization or incorporation. Unless otherwise described therein, the Company owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary (other than directors' qualifying shares, if any, described in Section 5.01(c)(i) of the Company Disclosure Schedule). Except as described in Section 5.01(c)(i) of the Company Disclosure Schedule, no equity securities of any of the Company's Subsidiaries are or may become required to be issued (other than to the Company or its wholly owned Subsidiaries) by reason of any Rights and there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is bound to sell or otherwise transfer any shares of capital stock of any such Subsidiaries (other than to the Company or its wholly owned Subsidiaries). In addition,
                  Section 5.01(c)(i) of the Company Disclosure Schedule lists as of the date of this Agreement each corporation, partnership, limited liability company or similar entity with respect to which, as of the date of this Agreement, the Company or any Subsidiary of the Company owns more than 5% but less than a majority of the voting equity or similar voting interest or any interest convertible into, or exchangeable or exercisable for, more than 5% but less than a majority of the voting equity or similar voting interest and which interest is carried on the Company's most recent financial statements (or if not held as of the date thereof, would be carried on the Company's financial statements if prepared as of the date hereof) at a value in excess of $100,000 (collectively, the "Company Equity Interests"). Except as set forth in Section 5.01(c)(i) of the Company Disclosure

                  Schedule, all of the shares of capital stock of each of the Subsidiaries of the Company and all the Company Equity Interests held by the Company and each Subsidiary of the Company are fully paid and nonassessable and are owned by the Company or such Subsidiary free and clear of any Liens and are not subject to, and were not issued in violation of, any preemptive rights. Except as set forth in Section 5.01(c)(i) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary or in any entity in which the Company or any Subsidiary of the Company owns a Company Equity Interest.

                           (ii) Each of the Company's Subsidiaries has been duly
                  organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each of such Subsidiaries is duly qualified to do business and is in good standing in the states or jurisdictions where its ownership, leasing or operation of property or assets or the conduct of its business requires it to be so qualified and each has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, lease and operate its properties and assets and to carry on its business as it is now conducted, except where the failure to be so qualified and in good standing or to have in effect all federal, state, local, and foreign governmental authorizations does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has, prior to the date of this Agreement, made available to Parent complete and correct copies of the articles or certificate of incorporation, by-laws or other governing or organizational documents of each of its Subsidiaries, in each case as amended and in full force and effect as of the date of this Agreement, and neither the Company nor any such Subsidiary is in violation of any provision thereof.

                  (d) Corporate Power. The Company and each of its Subsidiaries has all necessary corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate all its properties and assets; and it has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby.

                  (e)  Corporate Authority.

                           (i) Subject, in the case of the consummation of the
                  Merger, only to receipt of the requisite approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, the special committee of the Company Board having unanimously adopted a resolution approving this Agreement and the Merger, and the Company Board having ratified such approval, this Agreement and the transactions contemplated hereby have been authorized and approved by all necessary corporate action of the Company, the special committee of the Company Board and the Company Board.

                           (ii) This Agreement is a legal, valid and binding
                  obligation of the Company, enforceable in accordance with its terms.

                  (f) No Defaults. Except as set forth in Section 5.01(f) of the Company Disclosure Schedule and subject to (i) receipt of the regulatory approvals, and expiration of the waiting periods, referred to in Section 5.01(p), (ii) any required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties or assets are subject or bound, (ii) constitute a breach or violation of, or a default under, the articles or certificate of incorporation or by-laws or other organizational or governing documents of the Company or any of its Subsidiaries or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except in the case of (i) and (iii), where such breach, violation or default or the failure to obtain such consents or approvals would not in the aggregate have a Material Adverse Effect on the Company, the Surviving Corporation or Parent and would not prevent or materially impair the Company's ability to consummate the transactions contemplated by this Agreement. Section 5.01(f) of the Company Disclosure Schedule contains a list of all consents of third parties required to be obtained by the Company or its Subsidiaries prior to, or as a result of, the consummation of the Merger.

                  (g)  Financial Reports and SEC Documents.

                           (i) Company Filed SEC Reports. Since January 1, 1996,
                  the Company has filed, and will file after the date hereof, all forms, reports and documents with the SEC required to be filed by it pursuant to all applicable federal securities laws, all of which complied, or will comply, as of the date filed (or, with respect to a document filed prior to the date of this Agreement and amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such filing as so amended or superseded), in all material respects as to form with all applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations promulgated thereunder. None of the Company Filed SEC Reports, at the time filed (or, with respect to a document filed prior to the date of this Agreement and amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such filing as so amended or superseded), contained, or will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                           (ii) Financial Statements, Accounting Matters. The
                  consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows (including the related notes thereto) of the Company included in or incorporated by reference in the Company Filed SEC Reports complied, or will comply, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared, or will be prepared, in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein), and presented fairly, or will present fairly, the financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated results of its operations and its cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and except that the unaudited interim financial statements do not contain all of the footnote disclosure required by GAAP). Notwithstanding the foregoing, no representations or warranties are made regarding any forecast, projections or budgets relating to the Company or its Subsidiaries.

                           (iii) Since September 30, 1999, neither the Company
                  nor any of its Subsidiaries has incurred any material liabilities (whether absolute, accrued, contingent or otherwise) except (x) liabilities as set forth on the face of the consolidated balance sheet of the Company as of September 30, 1999 in the Company Filed SEC Documents, (y) other liabilities incurred since September 30, 1999 in the ordinary course of business consistent with past practice or (z) as set forth in Section 5.01(g)(iii) of the Company Disclosure Schedule.

                           (iv) Unless the Merger shall be effected pursuant to
                  Section 2.01(a)(ii), to the knowledge of the Company, neither the Company nor any of the Company Affiliates has taken or agreed to take any action that would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

                  (h) Litigation. Section 5.01(h) of the Company Disclosure Schedule sets forth all litigation, claims, actions or proceedings before any Governmental Authority as of the date hereof pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or their respective property, assets or businesses which (i) could reasonably be expected to result, individually or in the aggregate, in judgment against the Company or its Subsidiaries in excess of $100,000 if determined adversely to the Company or its Subsidiaries or (ii) could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties, assets or businesses is subject to any outstanding order writ, judgment, stipulation, award, injunction or decree or, to the knowledge of the Company, any investigation or inquiry by any Governmental Authority issued against or affecting the Company or any of its Subsidiaries or naming the Company or any of its Subsidiaries which has had or would have a Material Adverse Effect on the Company.

                  (i) Compliance with Laws. As of the date hereof, the business of the Company and its Subsidiaries is not being conducted in violation of any Law, except for possible violations which, individually or in the aggregate, would not have a Material Adverse Effect.

                  (j) No Brokers. No action has been taken by the Company, its officers, directors or employees that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, other than fees to be paid to Goldsmith, Agio, Helms & Lynner, Ltd. (the "Company Financial Advisor") pursuant to the Company's written agreement with such firm, a true and complete copy of which has been furnished to Parent prior to the date of this Agreement.

                  (k)  Employee Benefits; Employee Relations.

                           (i) Section 5.01(k) of the Company Disclosure
                  Schedule contains a complete and correct list of each written Company Plan and each material oral Company Plan. With respect to each such Company Plan, true and complete copies have been made available to Parent of: (A) the plan document or agreement or, with respect to any Company Plan that is not in writing, a written description of the terms thereof; (B) the trust agreement, insurance contract or other documentation of any related funding arrangement; (C) the summary plan description; (D) the most recent required Internal Revenue Service Form 5500, including all schedules thereto, and actuarial report; and (E) any material communication within the past two years to or from any Governmental Authority, including a written description of any oral communication.

                           (ii) Neither the Company nor any Subsidiary thereof
                  has disseminated in writing or otherwise broadly or generally notified employees of any intent or commitment (whether or not legally binding) to create or implement any additional Plan or to amend, modify or terminate any Company Plan, except for immaterial amendments to any Company Plan that will not result in an increase in the annual costs in respect of such plan incurred or to be incurred by the Company or any of its Subsidiaries.

                           (iii) Each Company Plan has been operated and
                  administered, and is, in compliance with its terms and all applicable Laws, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

                           (iv) No Company Plan is, and neither the Company nor
                  any Subsidiary thereof contributes to or has any liability or obligation with respect to any Plan that is, (A) a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA, (B) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (C) a multiple employer plan within the meaning of
                  Section 4063 or 4064 of ERISA.

                           (v) Each Company Plan that is intended to qualify
                  under Section 401(a) and/or 401(k) of the Code so qualifies and its trust is exempt from taxation under Section 501(a) of the Code. The Company and its Subsidiaries have timely paid all contributions, premiums and expenses payable to or in respect of each Company Plan under the terms thereof and in accordance with applicable law, including ERISA and the Code, and, to the extent any such contributions, premiums or expenses are not yet due, the liability therefor has been properly and adequately accrued to the extent required by GAAP on the Company's financial statements included in its Quarterly Report on Form 10-Q for the period ended June 30, 2000.

                           (vi) Neither the Company nor any of its Subsidiaries
                  has incurred or will incur, either directly or indirectly (including as a result of an indemnification obligation), any liability under or pursuant to any provision of Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, and to the Knowledge of the Company, no event, transaction or condition has occurred, exists or is expected to occur which could reasonably be expected to result in any such liability to the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its affiliates.

                           (vii) Except as set forth in Section 5.01(k)(vii) of
                  the Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (A) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to any increased or modified benefit or payment; (B) increase the amount of compensation due to any such employee, consultant, officer or director; (C) accelerate the vesting, payment or funding of any compensation, stock-based benefit, incentive or other benefit; (D) result in any "parachute payment" under
                  Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (E) cause any compensation to fail to be deductible under Section 162(m), or any other provision of the Code or any similar foreign Law.

                  (l) Takeover Laws. A special committee of the Company Board has approved this Agreement and the transactions contemplated hereby, such approval has been ratified by the Company Board and such approval constitutes approval of the Merger and transactions contemplated hereby under the provisions of Section 302A.613 of the MBCA such that Section 302A.671 of the MBCA does not apply to the shares of the Company or of the Sub as a result of this Agreement and the transactions hereby. There are no other Takeover Laws applicable to this Agreement or the Voting Agreement and the transactions contemplated hereby and thereby; provided that, no representation is made hereunder as to any Takeover Laws under the Georgia Business Corporation Code or the DGCL.

                  (m)  Environmental Matters.

                  Except as disclosed in Section 5.01(m) of the Company Disclosure Schedule or in the Company Filed SEC Documents, as of the date hereof: (i) (A) the Company and each of its Subsidiaries are, and within the period of all applicable statutes of limitation have been, in material compliance with all applicable Environmental Laws; and (B) the Company and each of its Subsidiaries believes that each of them will, and will not incur material expense to, timely attain or maintain compliance with any Environmental Laws applicable to any of their current operations or properties or to any of their planned operations with respect to properties currently or formerly owned, leased or otherwise occupied by the Company or any of its Subsidiaries; (ii) the Company and its Subsidiaries hold all material Environmental Permits (each of which is in full force and effect) required for any of their current operations and for any property owned, leased, or otherwise operated by any of them, and are, and within the period of all applicable statutes of limitation have been, in material compliance with all such Environmental Permits; and (iii) neither the Company nor any of its Subsidiaries has received any material Environmental Claim against any of them, and neither the Company nor any of its Subsidiaries has knowledge of any material Environmental Claim being threatened; and to the knowledge of the Company, no Hazardous Materials or other conditions are present on any property formerly or currently owned, leased, occupied or operated by the Company or any of its Subsidiaries, or at any other location, that are reasonably likely to form the basis of any material Environmental Claim against any of them or against any person or entity (including without limitation any predecessor of the Company or any of its Subsidiaries) whose liability the Company or any of its Subsidiaries retained or assumed either contractually or by operation of law.

                  (n)  Intellectual Property.

                           (i) Except as set forth in Section 5.01(n)(i) of the
                  Company Disclosure Schedule, as of the date hereof the Company and its Subsidiaries own or are licensed to use all material Intellectual Property Rights as currently used in the business of the Company or its Subsidiaries or necessary to conduct the business of the Company and its Subsidiaries as currently conducted or, in the case of Soiltec, currently anticipated to be conducted (the "Company Intellectual Property Rights").

                           (ii) Section 5.01(n)(ii) of the Company Disclosure
                  Schedule contains an accurate and complete list as of the date of this Agreement of the following categories of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries: (A) Trademarks that are registered or for which an application for registration is pending; (B) Patents;
                  (C) Software; and (D) material Copyrights that are registered or for which an application for registration is pending.

                           (iii) Section 5.01(n)(iii) of the Company Disclosure
                  Schedule contains an accurate and complete list as of the date of this Agreement of (A) all licenses and agreements under which the Company and its Subsidiaries are licensed to use third party Intellectual Property Rights, other than licenses that are readily available on commercially reasonable terms (such as routine accounting systems, CAD systems and the like) and (B) all licenses and sublicenses under which the Company and its Subsidiaries have granted material rights to third parties to use the Company Intellectual Property Rights. Except as set forth in Section 5.01(n)(iii) of the Company Disclosure Schedule, the Company and its Subsidiaries are not required to pay any royalties, fees or other amounts to any Person in connection with the use of the Company Intellectual Property Rights.

                           (iv) Except as set forth in Section 5.01(n)(iv),
                  within the past two years and prior to the date hereof, neither the Company nor any of its Subsidiaries: (A) has been notified or is otherwise aware of any actual or threatened adverse proceeding or claims of any Person pertaining to any challenge to the Company Intellectual Property Rights; (B) to the knowledge of the Company, is the subject of any claim of infringement or misappropriation by the Company or any of its Subsidiaries of any third party Intellectual Property Rights; or (C) to the knowledge of the Company, has any claim for infringement or misappropriation of, or breach of any license or agreement involving, any of the Company Intellectual Property Rights.

                  (o)  Tax Matters.

                           (i) Each of the Company and its Subsidiaries has
                  filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects. All material Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Except as set forth in Section 5.01(o)(i) of the Company Disclosure Schedule, none of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. To the knowledge of the Company, no claim has been made within the past five years by a Governmental Authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

                           (ii) Except as set forth in Section 5.01(o)(ii) of
                  the Company Disclosure Schedule, as of the date hereof, there is no dispute or claim concerning any Tax liability of any of the Company and its Subsidiaries either claimed or raised by any Governmental Authority in writing. No audit of any Tax or Tax Return of the Company or any of its Subsidiaries is being conducted by any Governmental Authority as of the date of this Agreement, except as set forth in Section 5.01(o)(ii) of the Company Disclosure Schedule.

                           (iii) Except as set forth in Section 5.01(o)(iii) of
                  the Company Disclosure Schedule, none of the Company and its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is currently in effect.

                           (iv) None of the Company and its Subsidiaries has
                  filed a consent under Section 341(f) of the Code concerning collapsible corporations. None of the Company and its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Code. Each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its Subsidiaries
                  (A) has been a member of an "affiliated group" (as defined in Section 1504(a) of the Code, or any similar group defined under a similar provision of state, local or foreign law) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than any of the Company and its Subsidiaries) under Treasury Regulation
                  Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

                  (p) Regulatory Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or instrumentality are necessary to consummate the Merger except (i) as may be required under, and other applicable requirements of, the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (ii) as may be required by the by-laws, rules, regulations or policies of the NYSE in respect of the Parent Common Shares to be issued in the Merger; (iii) the filing with the SEC of the Company Proxy Statement and the filing and declaration of effectiveness of the Registration Statement; (iv) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, each as provided in
         Section 3.01(b); and (v) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Parent Common Shares in the Merger.

                  (q) Title to Properties; Encumbrances. As of June 30, 2000, the Company and each of its Subsidiaries had good and marketable title to all properties, interests in properties and assets (real and personal) reflected in the consolidated balance sheet of the Company as of June 30, 2000 and continues to have good and marketable title thereto except for properties, interests in properties and assets sold or otherwise disposed of in the ordinary course of business since the respective dates of such balance sheets free and clear of all Liens of any kind or character, except for (i) Liens of public record (ii) rights of lessors or licensors pursuant to lease or license agreements with the Company and/or its Subsidiaries
         (iii) current taxes not yet due and payable and (iv) such Liens which would not, individually or in the aggregate, have a Material Adverse Effect.

                  (r) Insurance. The Company and its Subsidiaries have obtained and currently maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent, and each is maintaining in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with the activities of the Company or its Subsidiaries or any properties owned, occupied or controlled by the Company or its Subsidiaries, in such amounts as reasonably deemed necessary by the Company or its Subsidiaries.

                  (s) Fairness Opinion. The Company Financial Advisor has delivered its opinion to the Company Board that the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent) and such opinion has not been withdrawn.

                  5.02. Representations and Warranties of Parent and Sub. Except as set forth in the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), Parent and Sub hereby represent and warrant to the Company as follows:

                  (a) Organization, Standing and Authority. Each of Parent and Sub (x) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (y) is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership, leasing or operation of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be duly organized, validly existing, in good standing, or duly qualified does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Sub. Each of Parent and Sub has in effect all federal, state, local and foreign governmental authorizations necessary for it to own, lease and operate its properties and assets and to carry on its business as it is now conducted, except where failure to have in effect such authorizations does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent and Sub has made available to the Company a complete and correct copy of its certificate of incorporation and by-laws, each as amended to date and in full force and effect and the Parent is not in violation of any provision thereof.

                  (b)  Shares.

                           (i) As of the date hereof, the authorized capital
                  stock of Parent consists of 150,000,000 Parent Common Shares, of which 59,592,961 shares were outstanding as of July 31, 2000 and 1,000,000 shares of $.01 par value preferred stock, of which no shares were outstanding as of July 31, 2000.

                           (ii) The authorized capital stock of Sub consists of
                  1,000 shares of common stock, no par value per share, which shares are outstanding and is owned directly by Parent. Sub has not conducted any business prior to the date hereof and has no Subsidiaries and no assets, liabilities or obligations of any nature other than incident to its formation and incident to this Agreement.

                           (iii) The outstanding shares of Parent's and Sub's
                  capital stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, there are no shares of capital stock of Sub authorized and reserved for issuance pursuant to, and Sub does not have, any Rights issued or outstanding with respect to its capital stock or any commitment to authorize, issue or sell any such shares or Rights, except pursuant to this Agreement.

                           (iv) The Parent Common Shares to be issued in
                  exchange for shares of Company Common Stock in the Merger, when issued will be duly authorized, validly issued, fully-paid and non-assessable and will not have been issued in violation of, nor will they be subject to, any preemptive rights.

                  (c) Corporate Power. Each of Parent and Sub has all necessary corporate power and authority to carry on its business as it is now being conducted and to own, lease and operate all its properties and assets; and each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

                  (d) Corporate Authority. (i) This Agreement and the transactions contemplated hereby, including the issuance of Parent Common Shares in the Merger (except for any issuance of Parent Common Shares in excess of the Maximum Share Amount in connection with the Merger and/or pursuant to Section 3.02(c), which issuance shall be subject to approval by Parent's shareholders), have been authorized and approved by all necessary corporate action of Parent, Sub, the Parent Board and the Board of Directors of Sub prior to the date hereof (which action has not been rescinded or modified in any way) and (ii) this Agreement is a legal, valid and binding obligation of each of Parent and Sub, enforceable in accordance with its terms. This Agreement and the transactions contemplated hereby, including the issuance of Parent Common Shares (up to the Maximum Share Amount) in the Merger do not require the approval of the shareholders of Parent.

                  (e) No Defaults. Subject to (i) receipt of the regulatory approvals, and expiration of the waiting periods, referred to in
         Section 5.02(i) and (ii) any required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent and Sub do not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Parent or of any of Parent's Subsidiaries or to which it or any of its Subsidiaries or any of their respective properties or assets are subject or bound, (ii) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws of either Parent or Sub, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except in the case of (i) and (iii), where such breach, violation or default or the failure to obtain such consents or approvals would not in the aggregate have a Material Adverse Effect on the Company, the Surviving Corporation or Parent and would not prevent or materially impair Parent's or Sub's ability to consummate the transactions contemplated by this Agreement.

                           (f)  Financial Reports and SEC Documents.

                           (i) Parent SEC Reports. Since January 1, 1996, the
                  Parent has filed, and will file after the date hereof, all forms, reports and documents with the SEC required to be filed by it pursuant to all applicable federal securities laws, all of which complied, or will comply, as of date filed (or, with respect to a document filed prior to the date of this Agreement and amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such filing as so amended or superseded), in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations promulgated thereunder. None of the Parent Filed SEC Reports, at the time filed (or, with respect to a document filed prior to the date of this Agreement and amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such filing as so amended or superseded), contained, or will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                           (ii) Financial Statements, Accounting Matters. The
                  consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows (including the related notes thereto) of the Parent included in or incorporated by reference in the Parent Filed SEC Reports complied, or will comply, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared, or will be prepared, in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise noted therein), and presented fairly, or will present fairly, the financial position of the Parent and its Subsidiaries as of their respective dates, and the consolidated results of its operations and its cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and except that the unaudited interim financial statements do not contain all of the footnote disclosure required by GAAP). Notwithstanding the foregoing, no representations or warranties are made regarding any forecast, budgets or projections of the Parent or the Sub.

                           (iii) Unless the Merger shall be effected pursuant to
                  Section 2.01(a)(ii), to the knowledge of the Parent, neither the Parent nor any of the Parent Affiliates, has taken or agreed to take any action that would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

                  (g) Litigation. Except as Previously Disclosed, no litigation, claim or other proceeding before any court or governmental agency that is pending or, to Parent's Knowledge, threatened against Parent or any of its Subsidiaries would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

                  (h) No Brokers. No action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding fees to be paid to Donaldson, Lufkin and Jenrette.

                  (i) Regulatory Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary to consummate the Merger except for (i) as may be required under, and other applicable requirements of, the HSR Act; (ii) as may be required by the by-laws, rules, regulations or policies of the NYSE in respect of the Parent Common Shares to be issued in the Merger; (iii) the filing with the SEC of the Company Proxy Statement in definitive form and the filing and declaration of effectiveness of the Registration Statement; (iv) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, each as provided in Section 3.01(b); and (v) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Parent Common Shares in the Merger.

                  (j) Parent Common Stock. Prior to the Effective Time, Parent will have taken all necessary action required to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article III. Parent Common Stock issued pursuant to Article III will, when issued, be validly issued, fully paid and nonassessable, and no Person will have any preemptive or subscription or purchase right in respect thereof. Such Parent's Common Stock will, when issued, be registered under the Securities Act and the Exchange Act, and will be registered or exempt from registration under any applicable state securities laws and will be listed on the Exchange, subject to notice of official issuance.

                  (k) Adequate Financing. Parent has obtained all financing required of it in order to consummate the transactions contemplated by this Agreement.


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

                  (l) Interim Operations of Sub. Sub was formed solely for the purpose of engaging in the Merger and transactions contemplated thereby, and has not engaged in any business activities or conducted any operations other than in connection with the Merger. Sub has no Subsidiaries.

                                   ARTICLE VI

                                    COVENANTS

                  The Company hereby covenants to and agrees with Parent, and each of Parent and Sub hereby covenants to and agrees with the Company, that:

                  6.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable (including, without limitation, obtaining any regulatory approvals and obtaining any consents of third parties required under any agreement to be obtained by it or its subsidiaries prior to, or as a result of, the consummation of the Merger so that such agreement is not terminable as a result of the Merger, or advisable under applicable laws, so as to permit consummation of the Merger) as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purpose of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

                  6.02. Shareholder Approvals. The Company shall take, in accordance with this Agreement, applicable law, applicable NASD rules and the Company Certificate and Company By-Laws, all action necessary to duly call, give notice of, convene and hold a meeting of shareholders of the Company to consider and vote upon the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby and thereby and any other matters required to be approved by the Company's shareholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting") as promptly as practicable after the date hereof.

                  6.03. Registration Statement. (a) As soon as practicable after the date hereof, each of Parent and the Company agrees to prepare, and to cooperate in the preparation of, a registration statement on Form S-4 (the "Registration Statement") to be filed by Parent with the SEC in connection with the issuance of Parent Common Shares in the Merger or pursuant to Section 3.02(c) (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Company Proxy Statement") and all related documents). The Registration Statement and the Company Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Company agrees to file the Company Proxy Statement in preliminary form with the SEC as promptly as practicable, and Parent agrees to file the Registration Statement with the SEC as promptly as practicable after any SEC comments with respect to the preliminary Company Proxy Statement are resolved or at such earlier time as Parent may elect. Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Registration Statement and the Company Proxy Statement, as the case may be, to the other party, and advise the other party of any oral comments with respect to the Registration Statement or the Company Proxy Statement received from the SEC. Each of Parent and the Company agrees to use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof, and the Company agrees to mail the Company Proxy Statement to its shareholders as promptly as practicable after the Registration Statement is declared effective. Each Party shall furnish to the other Parties all information concerning such Party, and its officers, directors and shareholders as may be necessary in connection with the preparation and filing of the Registration statement and any amendments or supplements thereto.

                  (b) Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration

Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the Company Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees promptly to advise Parent if at any time during which the Company Proxy Statement is required to be delivered any information provided by the Company, its subsidiaries, officers, directors or shareholders in the Company Proxy Statement becomes incorrect or incomplete in any material respect and to provide Parent with the information necessary to correct such inaccuracy or omission.

                  (c) Parent agrees to advise the Company, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Shares for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

                  (d) As promptly as practicable after the date of an Issuance Election and provided that the Company has not terminated this Agreement pursuant to Section 8.01(g) hereof, Parent agrees to take, in accordance with this Agreement, applicable law, applicable NYSE rules and the Parent Certificate and Parent By-Laws, all action necessary to duly call, give notice of, convene and hold a meeting of shareholders of Parent to consider and vote upon the approval of the issuance of Parent Common Shares in excess of the Maximum Share Amount pursuant to the Merger and/or Section 3.02(c) (including any adjournment or postponement, the "Parent Meeting"), and Parent agrees to prepare a proxy statement and other proxy solicitation materials of Parent constituting a part thereof (the "Parent Proxy Statement") and all related documents for use in connection therewith and promptly provide Company with a copy of all documents and filings. The Parent Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Parent agrees to file the Parent Proxy Statement in preliminary form with the SEC as promptly as practicable after the date of an Issuance Election. Parent shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Parent Proxy Statement to the Company, and advise the Company of any oral comments with respect to the Parent Proxy Statement received from the SEC. Parent agrees to mail the Parent Proxy Statement to its shareholders as promptly as practicable after the resolution of any comments with the SEC. The Company shall furnish to Parent all information concerning the Company, and its officers, directors and shareholders as may be necessary in connection with the preparation and filing of the Parent Proxy Statement and any amendments or supplements thereto. Parent agrees that none of the information included or incorporated by reference in the Parent Proxy Statement and any amendment or supplement thereto will, at the date of mailing to Parent's shareholders and at the time of the Parent Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company agrees promptly to advise Parent if at any time during which the Parent Proxy Statement is required to be delivered any information provided by the Company, its subsidiaries, officers, directors or shareholders in the Parent Proxy Statement becomes incorrect or incomplete in any material respect and to provide Parent with the information necessary to correct such inaccuracy or omission.

                  (e) Parent will use its reasonable best efforts to obtain state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

                  6.04. Press Releases. Parent and the Company shall jointly agree on an initial press release with respect to the Merger. Neither Party will, without the prior approval of the other Party, issue any other press release or written statement for general circulation (including any written statement circulated to employees, customers or other third parties) relating to the transactions contemplated hereby, except, based on the advice of counsel, as otherwise required by applicable law or regulation or NYSE or NASD rules and only after consulting with the other Party and, prior to the issuance of any such release or statement, providing written copies of any such proposed press release or written statement to the other Party and providing the other Party with a reasonable opportunity to review and comment upon such proposed press release or written statement.

                  6.05. Access; Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Parties shall afford to the officers, employees, counsel, accountants and other authorized representatives of the other Party, reasonable access, during normal business hours throughout the period prior to the Effective Date, to all of the Parties' employees, properties, books, contracts, commitments and records in order for the other Party to make such investigations as it shall reasonably require and, during such period, it shall furnish promptly to the other Party
(i) a copy of each material report, schedule and other document filed by it or any of its Subsidiaries pursuant to the requirements of federal, state or foreign securities laws, and (ii) all other information concerning its or any of its Subsidiaries' business, properties and personnel as a party may reasonably request; provided, that such information may not be used for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Parties shall promptly inform the other Party of any litigation, claim or other proceeding before any court or other governmental authority that arises following the date of this Agreement and any material development in any such existing litigation, claim or other proceeding. The Parties shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order, judgment, decree or agreement. Parent and the Company shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                  (b) Subject to the requirements of applicable law, pending consummation of the Merger, all non-public information provided by the Company to Parent and Parent to the Company pursuant to this Agreement or otherwise will remain subject to the obligations of Parent and the Company under the Confidentiality Agreement.

                  (c) No investigation by a party, pursuant to this Section 6.05 or otherwise, shall affect or be deemed to modify any representation or warranty of the other party contained herein.

                  6.06. Acquisition Proposals. (a) Subject to Section 6.06(d) of this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage, or take any other actions designed to facilitate, any inquiries or the making of any proposal which constitutes an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) provide any information or data with respect to the Company or its Subsidiaries to any Person in connection with an Acquisition Proposal or (iv) grant any waiver or release under any standstill or similar agreement with respect to the Company Common Stock. The Company and its officers and directors will cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal. Notwithstanding the foregoing, if the Board of Directors of the Company reasonably determines, after consultation with its financial advisors and outside legal counsel, that it has received an Acquisition Proposal that may reasonably lead to a Superior Proposal (as defined herein), the Company may furnish information and access to the Person who has submitted such Superior Proposal pursuant to confidentiality agreements with terms no less restrictive than the Confidentiality Agreement (July 27, 2000 version), and may participate in discussions and negotiate with such Person concerning any proposed merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company. For the purposes of this Agreement, "Superior Proposal" shall mean any bona fide written Acquisition Proposal made by a third party that did not result from a violation of this Agreement and which a majority of the Company Board determines in good faith (based on the advice of its financial advisor and the advice of outside legal counsel), within 45 days from the date hereof, to represent superior value, from a financial point of view, to the shareholders of the Company as compared to the transactions contemplated by this Agreement (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror).

                  (b) If the Company receives an Acquisition Proposal, the Company shall promptly advise Parent in writing of the terms of the Acquisition Proposal and the identity of the Person making the Acquisition Proposal. The Company shall keep Parent fully informed on a current basis of the status, including any change to the details, of such Acquisition Proposal and promptly provide to Parent after receipt or delivery thereof with copies of all material correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal or sent or provided by the Company in connection with any Acquisition Proposal. The Company agrees that it shall simultaneously provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other person or group in connection with any Acquisition Proposal that was not previously provided to Parent. Notwithstanding the foregoing, the Company shall not be required to provide Parent with (i) non-public analyses prepared for a Person who has made an Acquisition Proposal with respect to business or financial synergies unique to such Person, or (ii) non-public financial or similar information of a Person who has made an Acquisition Proposal.

                  (c) The Company agrees that neither the Company Board nor any committee thereof shall (i) amend, condition, qualify, withdraw or modify, or propose to amend, condition, qualify, withdraw or modify, in a manner adverse to Parent, the approval and declaration of advisability by the Company Board of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iii) approve or cause the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, acquisition or merger agreement or other similar agreement with respect to any Acquisition Proposal or (iv) other than in accordance with subsection (a) above, withdraw or modify, in a manner adverse to Parent, or fail to make, the recommendation to Company shareholders of this Agreement and the Merger.

                  (d) Notwithstanding the foregoing, nothing herein shall require the Company's Board of Directors on behalf of the Company (a) to act, or refrain from acting, in any manner which, in the opinion of such Board of Directors after consultation with its legal counsel, would violate its fiduciary duties to the Company's shareholders under applicable Law or (b) to fail to comply with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

                  6.07. Affiliate Agreements. (a) Not later than the mailing of the Company Proxy Statement, the Company shall deliver to Parent a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of it (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act. Thereafter, the Company shall promptly notify Parent upon becoming aware of any other person that is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be a Company Affiliate.

                  (b) The Company shall use its best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to Parent on or before the date of mailing of the Company Proxy Statement (or, in the case of any person identified as a possible Company Affiliate after such date, as promptly thereafter as possible) an agreement in the form attached hereto as Exhibit A.

                  6.08. Takeover Laws. Subject to Section 6.06, no party shall take any action that would cause the transactions contemplated by this Agreement or the Voting Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) or minimize the effect on, the transactions contemplated by this Agreement and the Voting Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect, that purports to apply to this Agreement, the Voting Agreement or the transactions contemplated hereby or thereby.

                  6.09. Shares Listed. Parent shall use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the Parent Common Shares to be issued to the holders of Company Common Stock in the Merger or pursuant to Section 3.02(c).

                  6.10. Regulatory Applications. (a) Parent and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (i) to prepare all documentation, to effect all filings (including, without limitation, filings under the HSR Act) and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

                  (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

                  (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.10(a) and (b), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Regulatory Law or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement as violative of any Regulatory Law, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement, and if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.10 shall limit a party's rights under Sections 7.01(b) and 8.01(d) so long as such party has theretofore complied in all respects with its obligations under this
Section 6.10.

                  6.11. Indemnification. (a) Following the Effective Date and until the expiration of any applicable statutory limitations period, the Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless the present and former directors and officers of the Company and its Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement and the Voting Agreement) to the fullest extent that the Company is permitted to indemnify its directors and officers under the laws of the State of Minnesota, the Company Certificate and the Company By-Laws as in effect on the date hereof (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law).

                  (b) For a period of six years from the Effective Time, Parent shall provide a "runoff" policy with respect to that portion of director's and officer's liability insurance that serves to cover the present and former officers and directors of the Company and its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events which occurred at or before the Effective Time, which "runoff" insurance shall contain substantially the same coverage and amounts to such officers and directors, and contain terms and conditions substantially the same, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend to maintain or obtain the insurance called for by this Section 6.11(b) more than 150 percent of the current annual amount expended by the Company to maintain or procure such directors and officers insurance coverage for the current year (the "Insurance Amount"); provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(b), Parent shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount;

provided, further, that officers and directors of the Company or any Subsidiary of the Company may be required to make application and provide customary representations and warranties to Parent's insurance carrier for the purpose of obtaining such insurance.

                  (c) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parent thereof; provided, that the failure so to notify shall not affect the obligations of Parent under
Section 6.11(a) unless and to the extent such failure materially increases Parent's liability under such subsection (a).

                  (d) If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.11.

                  6.12. Certain Employee Benefit Matters. (a) With respect to the Plans, if any, of Parent or Parent's Subsidiaries in which employees of the Company or its Subsidiaries ("Company Employees") become eligible to participate after the Effective Time (the "Parent Plans"), Parent shall, or shall cause its Subsidiaries or the Surviving Corporation to: (i) with respect to each Parent Plan that is a medical or health plan, (x) waive any exclusions for pre-existing conditions under such Parent Plan that would result in a lack of coverage for any condition for which the applicable Company Employee would have been entitled to coverage under the corresponding Company Plan in which such Company Employee was an active participant immediately prior to his or her transfer to the Parent Plan; (y) waive any waiting period under such Parent Plan to the extent that such period exceeds the corresponding waiting period under the corresponding Company Plan in which such Company Employee was an active participant immediately prior to his or her transfer to the Parent Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period); and (z) provide each Company Employee with credit for any co-payments and deductibles paid by such Company Employee prior to his or her transfer to the Parent Plan (to the same extent such credit was given under the analogous Company Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan for the plan year that includes such transfer; and (ii) recognize service of the Company Employees with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation benefits, benefit accrual in any Parent Plan in which the Company Employees are eligible to participate after the Effective Time to the extent that such service was recognized for that purpose under the analogous Company Plan prior to such transfer; provided that the foregoing shall not apply to the extent it would result in duplication of benefits. While Parent agrees to provide the aforesaid benefits, nothing in this paragraph shall be interpreted to require Parent to provide for the participation of any Company Employee in any existing Parent Plan.

                  (b) To the extent applicable, Parent and the Company shall each take such reasonable steps as are required to cause the disposition and acquisition of equity securities (including derivative securities) pursuant to
Article III of this Agreement in connection with the consummation of the Merger by each individual who is an officer or director of the Company to qualify for exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3(e) promulgated under the Exchange Act.

                  6.13. Accountants' Letters. The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of KPMG LLP, certified public accountants ("KPMG"), and Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of Arthur Andersen LLP, independent auditors ("Arthur Andersen"), each dated a date within two Business Days of the date on which the Registration Statement shall become effective and addressed to such other party, and in form and substance customary for "Agreed Upon Procedures" letters delivered by independent accountants and certified public accountants in accordance with Statement of Accounting Standards No. 72 for similar transactions.

                  6.14. Notification of Certain Matters. (a) Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

                  (b) Parent shall promptly notify the Company, and the Company shall promptly notify Parent, in writing, of any notice or other communication from any regulatory authority or self-regulatory organization in connection with the transactions contemplated by this Agreement or the Voting Agreement.

                  (c) Each of Parent and the Company shall promptly notify the other of any fact, event or circumstance known to it that could reasonably be expected to, individually or taken together with all other facts, events and circumstances known to it, cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code (unless the Merger shall be effected pursuant to Section 2.01(a)(ii).

                  6.15. Certain Tax Matters. Unless the Merger shall be effected pursuant to Section 2.01(a)(ii), each of Parent and the Company will use its reasonable best efforts to cause the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code, and to timely satisfy, or cause to be timely satisfied, all applicable tax reporting and filing requirements contained in the U.S. Code and Treasury Regulations with respect to the Merger.

                  6.16. Withholding. To the extent required by applicable United States, state, local or foreign laws, the parties to this Agreement agree and acknowledge that Parent and Sub shall withhold Taxes from the amounts otherwise required to be paid or delivered to Company, its shareholders or their affiliates. If Company, its shareholders or their affiliates desire to avail themselves of an exemption from the otherwise applicable withholding laws, or a reduced withholding rate, then Company, its shareholders or their affiliates, as the case may be, shall be obligated to obtain and furnish to Parent and Sub such appropriate certificates, affidavits, rulings from Governmental Authorities, or other documents necessary to establish or qualify for such exemption or reduced rate. Parent and Sub shall reasonably cooperate with Company, its shareholders and their affiliates in this regard. Company, its shareholders and their affiliates hereby agree to indemnify Parent and Sub for any Costs that arise from a failure to withhold Taxes, which failure was based on a good faith interpretation of the law.

                  6.17. Election to Board. If A. E. McQuinn shall have acquired an aggregate of 7,000,000 Parent Common Shares either in connection with the Merger or pursuant to Section 3.02(c) hereof, at the first meeting of Parent's Board of Directors following the Effective Time, Parent shall use reasonable best efforts to increase the size of its Board of Directors and shall take such other action as may be necessary to appoint A. E. McQuinn to the vacancy created thereby.

                  6.18. Reorganization. Unless the Merger shall be effected pursuant to Section 2.01(a)(ii), neither Party shall take any action that would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

                  6.19. Severance for Employees. Each of the employees of the Company listed on Schedule B1 hereto whose employment is terminated by Parent or Surviving Corporation prior to the first anniversary of the Effective Time for reasons other than "Cause" (as defined on Schedule B3) or such employee's voluntary resignation for "Good Reason" (as defined on Schedule B3) shall receive severance in an amount equal to two times such employee's annual base salary as of the date of this Agreement. Each of the employees of the Company listed on Schedule B2 hereto whose employment is terminated by Parent or Surviving Corporation prior to the first anniversary of the Effective Time for reasons other than "Cause" (as defined on Schedule B3) or such employee's voluntary resignation for "Good Reason" (as defined on Schedule B3) shall receive severance in an amount equal to such employee's annual base salary as of the date of this Agreement. All other employees of the Company or any of its Subsidiaries whose employment is terminated by Parent or Surviving Corporation following the Effective Time shall receive severance in accordance with Parent's policies existing at the time of such termination. Nothing in this Section 6.19 shall be construed as creating a contract or term of employment.

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                                   ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

                  7.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Parent, Sub and the Company to consummate the Merger is subject to the fulfillment or written waiver by Parent, Sub and the Company prior to the Effective Time of each of the following conditions:

                  (a) Stockholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the shareholders of the Company. In the event Parent shall have made an Issuance Election and the Company shall not have terminated this Agreement pursuant to
         Section 8.01(g) hereof, the issuance of Parent Common Shares in excess of the Minimum Share Amount shall have been duly approved by the requisite vote of the shareholders of Parent.

                  (b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and (in the case of Parent's obligation to consummate the Merger) no such approvals shall contain any conditions, restrictions or requirements which would reasonably be expected to, following the Effective Time, have a Material Adverse Effect on Parent, the Company or the Surviving Corporation.

                  (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and enjoins or prohibits consummation of the Merger.

                  (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn.

                  (e) Listing. The Parent Common Shares to be issued in the Merger or pursuant to Section 3.02(c) shall have received conditional approval for listing on the NYSE, subject to official notice of issuance, and Parent shall have received all state securities and Law or "blue sky" permits and authorizations necessary to issue the Parent Common Shares in exchange for the Company Shares in the Merger or pursuant to Section 3.02(c).

                  7.02. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of Parent and Sub shall be true and correct, in each such case as of the date of this Agreement and as of the Effective Time as though made on the Effective Time (except that the representations and warranties that speak as of a specific date shall be true and correct as of such date), provided that for purposes of determining the satisfaction of the foregoing, such representations and warranties shall be deemed true and correct if the failure or failures of such representations and warranties to be so true and correct (excluding the effect of any qualifications set forth therein relating to "materiality" or "Material Adverse Effect") have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

                  (b) Performance of Obligations. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the

         Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

                  (c) Opinion of the Company's Counsel. Unless the Merger shall be effected pursuant to Section 2.01(a)(ii), the Company shall have received an opinion of Larkin, Hoffman, Daly & Lindgren, Ltd., counsel to the Company, and/or KPMG, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (a) the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, and (b) that, accordingly, (i) no gain or loss will be recognized by the Company as a result of the Merger and (ii) no gain or loss will be recognized by a shareholder of the Company who receives the Merger Consideration in exchange for shares of Company Common Stock, except to the extent of shareholder realized gain for the Cash Portion of the Merger Consideration and cash received in lieu of fractional share interests. In rendering its opinion, such counsel may require and rely upon customary representations contained in letters from the Company, Parent, Sub and shareholders of the Company.

                  (d) Fairness Opinion. The Company shall have received a fairness opinion from the Company's Financial Advisor in form acceptable to the Company.

                  7.03. Conditions to Obligation of Parent and Sub. The obligations of Parent and Sub to consummate the Merger are also subject to the fulfillment or written waiver by Parent and Sub prior to the Effective Time of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of Company shall be true and correct, in each such case as of the date of this Agreement and as of the Effective Time as though made on the Effective Time (except that the representations and warranties that speak as of a specific date shall be true and correct as of such date), provided that for purposes of determining the satisfaction of the foregoing, such representations and warranties shall be deemed true and correct if the failure or failures of such representations and warranties to be so true and correct (excluding the effect of any qualifications set forth therein relating to "materiality" or "Material Adverse Effect") have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and Parent and Sub shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

                  (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent and Sub shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

                  (c) Opinion of Parent and Sub's Counsel. Unless the Merger shall be effected pursuant to Section 2.01(a)(ii), Parent shall have received an opinion of Troutman Sanders LLP, counsel to Parent and Sub dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (a) the Merger constitutes a reorganization under Section 368(a) of the Code, and (b) that, accordingly, (i) no gain or loss will be recognized by Parent, Sub and the Company as a result of the Merger. In rendering its opinion, Troutman Sanders LLP may require and rely upon customary representations contained in letters from the Company, Parent, Sub and shareholders of the Company.

                  7.04. Frustration of Closing Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in Sections 7.01,
7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement.

                                  ARTICLE VIII

                                   TERMINATION

                  8.01. Termination. This Agreement may be terminated, and the Merger may be abandoned:

                  (a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Parent and the Company by action taken by their respective Boards of Directors.

                  (b) Breach. At any time prior to the Effective Time, by Parent or the Company, in the event of either: (i) a breach by the other party of any representation or warranty contained herein which would result in the non-satisfaction of the conditions set forth in Sections 7.02(a) and 7.03(a), as the case may be, which breach is not capable of being cured or has not been cured within 30 calendar days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach is not capable of being cured or has not been cured within 30 calendar days after the giving of written notice to the breaching party of such breach.

                  (c) Delay. At any time prior to the Effective Time, by Parent or the Company, if its Board of Directors so determines, in the event that the Merger is not consummated by June 30, 2001, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c) which action or inaction is in violation of its obligations under this Agreement.

                  (d)  No Approval.

                  (i) By the Company or Parent, by action taken by its Board of Directors, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or in the event any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action to permanently enjoining or otherwise prohibiting consummation, or requiring the unwinding, of the Merger, or imposing substantial penalties as a result of the Merger, and such action shall have become final and nonappealable.

                  (ii) By Parent, by action taken by its Board of Directors, in the event any required approval of a Governmental Authority contains any final nonappealable conditions, restrictions or requirements which would reasonably be expected to, following the Effective Time, have a Material Adverse Effect on Parent or the Company as the Surviving Corporation.

                  (iii) By the Company, by action taken by its Board of Directors, in the event any required approval of a Governmental Authority contains any final, nonappealable conditions, restrictions or requirements which would reasonably be expected to, following the Effective Time, have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole, unless within 30 days following receipt by Parent of written notice of the Company's intent to terminate this Agreement under this clause (iii) Parent notifies the Company that it waives its right to terminate this Agreement under clause (ii) above.

                  (iv) By Parent or the Company, if its Board of Directors so determines, in the event the approval of the Company's shareholders required by Section 7.01(a) herein is not obtained at the Company Meeting by reason of the failure to obtain the requisite vote required by Section 7.01(a).

                  (e)  Withdrawal of Recommendation.

                  (i) By Parent, if at any time after the date hereof and prior to the Company Meeting, (A) the Company, or its Board of Directors, as the case may be, shall have (1) entered into any written letter of intent, written agreement in principle, written acquisition or written merger agreement or other written agreement with respect to any Superior Proposal (other than a confidentiality agreement contemplated by

         Section 6.06), (2) amended, conditioned, qualified, withdrawn or modified, or if the Company Board shall have proposed to do so, in a manner adverse to Parent, its approval and recommendation of the Merger and this Agreement, or (3) approved or recommended, or if the Company Board shall have proposed to approve or recommend, any Superior Proposal other, or (B) the Company or the Company's Board of Directors or any committee thereof shall have resolved to do any of the foregoing;

                  (ii) By the Company, if (A) after consultation with legal counsel, in the exercise of the Company Board's good faith judgment as to fiduciary duties to the Company's shareholders, the Company Board determines that such termination is required by applicable Law as a result of a Superior Proposal being made and (B) after written notice is given to Parent of the intent to accept a Superior Proposal, Parent has not communicated in writing, within five (5) Business Days after receipt of such notice, a proposal that, in the good faith judgment of the Company Board, matches or is more favorable than the third-party Superior Proposal from a financial point of view.

                  (f) By Parent, if the Parent Price calculated pursuant to
         Section 3.02(b) hereof is less than $6.10 and Parent has determined not to make an Issuance Election in accordance with Section 3.02(b).

                  (g) By the Company, within three (3) Business Days following Company's receipt of an Issuance Election.

                  (h) By the Company, if Parent fails to make an Issuance Election by the date specified in Section 3.02(b).

                  8.02. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement (nor any of their respective officers, directors or agents) shall have any liability or further obligation to any other party hereunder except as set forth in subsections (b) and (c) below and in Section 9.01, and except that termination shall not relieve a party from liability for any willful breach of this Agreement. In the event of termination of this Agreement by either Parent or Company pursuant to Section 8.01 hereof, the terminating party shall give prompt written notice thereof to the non-terminating party.

                  (b) Parent and the Company agree that the Company shall pay to Parent the sum of $10,000,000 (the "Termination Fee") solely if the Company or Parent terminates this Agreement pursuant to: (i) Section 8.01(d)(iv) or (ii)
Section 8.01(e).

                  (c) The Termination Fee required to be paid pursuant to
Section 8.02(b) shall be payable by the Company to Parent on the same day as the termination referred to therein and payment of such Termination Fee shall be a condition precedent to the effectiveness of any termination by the Company. Notwithstanding the foregoing, (i) in no event shall more than one Termination Fee be payable and (ii) Parent may elect, by notice to the Company, to defer the payment of the Termination Fee from time to time for a period or periods of up to an aggregate of twelve months after the date such fee would otherwise be payable. In the event that the Company shall fail to pay any Termination Fee when due in accordance with this Article VIII, the amount of any such Termination Fee shall be increased to include the costs and expenses actually incurred (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.02. All payments under this Section 8.02 shall be made by wire transfer of immediately available funds to an account designated by Parent.

         (d) Upon termination of this Agreement, except for any amounts payable by the Company pursuant to this Section 8.02 and except as otherwise contemplated by this Section 8.02, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or stockholders; provided that, notwithstanding the foregoing, this shall not relieve a breaching Party from liability for an uncured willful breach of a representation, warranty or covenant or agreement giving rise to such termination. In the event a claim is made against a party under this Section 8.02(d), the non-prevailing party shall reimburse the prevailing party for its reasonable costs and expenses incurred in connection with a claim made against the other party under this Section 8.02(d).

                                   ARTICLE IX

                                  MISCELLANEOUS

                  9.01. Survival. All representations, warranties, agreements and covenants contained in this Agreement shall not survive the Effective Time or termination of this Agreement if this Agreement is terminated prior to the Effective Time; provided, however, if the Effective Time occurs, the agreements of the parties in Sections 6.01, 6.03, 6.04, 6.09, 6.11, 6.12, 6.15, 6.16, 6.17,
6.18 and 6.19 and this Article IX shall survive the Effective Time, and if this Agreement is terminated prior to the Effective Time, the agreements of the parties in the proviso to Section 6.05(a), Sections 6.05(b) and 8.02 and Article IX and the Confidentiality Agreement shall survive such termination.

                  9.02. Amendment; Extension; Waiver. (a) Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement which by law requires such further approval by such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                  (b) Prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                  9.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to constitute an original but all of which when taken together shall constitute one and the same instrument.

                  9.04. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware (except insofar as mandatory provisions of the MBCA are applicable), without regard to the conflict of law principles thereof.

                  9.05. Expenses. Subject to Sections 8.02(b) and 8.02(c) and except as otherwise provided herein, each party hereto will bear all Expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing and mailing expenses and SEC registration and filing fees shall be shared equally between the Company and Parent.

                  9.06. Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or three Business Days after being mailed by registered or certified mail (return receipt requested) or one Business Day after being delivered by overnight courier to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

                  If to Parent or to Sub, to:

                  AGCO Corporation
                  4205 River Green Parkway
                  Duluth, Georgia 30096-2568
                  Attention: Stephen D. Lupton, Senior Vice President and
                    General Counsel
                  Fax: (770) 813-6599
                  Phone: (770) 813-6094

                  With a copy to:

                  Troutman Sanders LLP
                  Bank of America Plaza
                  Suite 5200
                  600 Peachtree St., N.E.
                  Atlanta, Georgia 30308-2216
                  Attention: Robert W. Grout, Esq.

                  Fax: (404) 962-6789
                  Phone: (404) 885-3152

                  If to the Company, to:

                  Ag-Chem Equipment Co., Inc.
                  5720 Smetana Drive
                  Minnetonka, Minnesota 55343-9688
                  Attention: A. E. McQuinn
                  Fax:  (952) 933-8799
                  Phone: (952) 933-9006



                  With a copy to:

                  Larkin, Hoffman, Daly & Lindgren, Ltd.
                  1500 Wells Fargo Plaza
                  7900 Xerxes Avenue South
                  Bloomington, Minnesota 55431-1194
                  Attention: Frank I. Harvey
                  Fax: (952) 896-3333
                  Phone: (952) 896-3291

                  9.07. Entire Understanding. This Agreement (including the Disclosure Schedules), the Voting Agreement and the Confidentiality Agreement represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements (other than the Voting Agreement and the Confidentiality Agreement) heretofore made.

                  9.08. Assignment; No Third Party Beneficiaries. Neither this Agreement, nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except for Section 6.19, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  9.09. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Any reference to "herein" or "hereof" or similar terms shall refer to the agreement as a whole rather than to the individual paragraph, section or article.

                  9.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as it is enforceable.

                  9.11. Immunity of Officers. No recourse shall be had for any claims arising under this Agreement against (excluding any claims resulting from fraud) any past, present or future officer, director, incorporator, employee or shareholder of a Party, or any of them, either directly or indirectly, under any rule of law or equity, statute or constitution, and all such liability of any such officer, director, incorporator, employee, or shareholder is hereby expressly waived and released as a condition of and in consideration for the execution of this Agreement.

                                  *    *    *

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                       AGCO CORPORATION


                                       By:  /s/ Robert J. Ratliff
                                           ------------------------------------
                                           Name:   Robert J. Ratliff
                                           Title:  Chairman of the Board




                                       AGRI ACQUISITION CORP.


                                       By:  /s/ Robert J. Ratliff
                                           ------------------------------------
                                           Name:   Robert J. Ratliff
                                           Title:  President



                                       AG-CHEM EQUIPMENT CO., INC.


                                       By:  /s/ A. E. McQuinn
                                           ------------------------------------
                                           Name:   A. E. McQuinn
                                           Title:  Chairman and Chief Executive
                                                   Officer

                                                                      APPENDIX B


                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of November 20, 2000, by and among AGCO Corporation, a Delaware corporation ("Parent"), The A. E. McQuinn Revocable Trust (the "Trust"), a trust created pursuant to that certain Trust Agreement (the "Trust Agreement") dated July 19, 1973, as amended, by and between A. E. McQuinn and Robert L. Hoffman ("Hoffman") , and A. E. McQuinn, a resident of the State of Minnesota ("McQuinn" or individually a "Shareholder" and together with the Trust, the "Shareholders").

         WHEREAS, concurrently herewith, Parent and Ag-Chem Equipment Co., Inc., a Minnesota corporation ("Company"), are entering into an Agreement and Plan of Merger (as amended or supplemented from time to time, the "Merger Agreement") (capitalized terms used without definition herein having the meanings ascribed thereto in the Merger Agreement);

         WHEREAS, as of the date hereof, the Shareholders own and/or have the power to vote, as applicable, 5,634,148 shares of Company Common Stock (the "Shares");

         WHEREAS, the parties hereto desire that this Agreement apply only to 1,906,393 Shares, representing approximately 19.9% of the voting capital stock of the Company (the "Subject Shares", as such number of Subject Shares may be increased pursuant to Section 2(b) hereof);

         WHEREAS, approval of the Merger Agreement by the Company's shareholders is a condition to the consummation of the Merger;

         WHEREAS, the Company Board has established a special committee of its disinterested directors determined pursuant to Section 302A.673 of the MBCA, who have affirmatively voted pursuant to Section 302A.673 of the MBCA, to approve the Merger Agreement and the transactions contemplated thereby; and

         WHEREAS, as a condition to its entering into the Merger Agreement, Parent has required that the Shareholders agree, and the Shareholders have so agreed, to enter into this Agreement;

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

         Section 1. Agreement to Vote. (a) Each of the Shareholders, by this Agreement, hereby (i) agree to appear at any annual, special, postponed or adjourned meeting of the shareholders of the Company or otherwise cause the Subject Shares such Shareholder beneficially owns on the record date of any such meeting to be counted as present thereat for purposes of establishing a quorum and to vote or consent, and (ii) constitute and appoint Parent, or any nominee thereof, with full power of substitution, during and for the term of this Agreement, as each such Shareholder's true and lawful attorney and proxy for and in each such Shareholder's name, place and stead, to vote all the Subject Shares such Shareholder beneficially owns at the time of the record date for such vote, at any annual, special, postponed or adjourned meeting of the shareholders of the Company (and this appointment will include the right to sign the name of each of the Shareholders (as shareholders) to any consent, certificate or other document relating to the Company that laws of the State of Minnesota may require or permit, in the case of both (i) and (ii) above, (x) in favor of approval of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, (y) against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement (including, without limitation, any Acquisition Proposal or Superior Proposal), and (z) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries; (C) (1) any change in a majority of the Persons who constitute the Company Board; (2) any change in the present capitalization of the

Company or any amendment of the Company Certificate or Company By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or any of its Subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or any of the transactions contemplated by this Agreement or the Merger Agreement. This proxy and power of attorney is a proxy and power coupled with an interest, and each Shareholder declares that it is irrevocable until this Agreement shall terminate in accordance with its terms. Each Shareholder hereby revokes all and any other proxies with respect to the Subject Shares that such Shareholder may have heretofore made or granted. For Subject Shares as to which a Shareholder is the beneficial but not the record owner, such Shareholder shall use his or its reasonable best efforts to cause any record owner of such Subject Shares to grant to Parent a proxy to the same effect as that contained herein. Each Shareholder hereby agrees to permit Parent to publish and disclose in the Registration Statement, any related filings under the securities laws and any press release or announcement issued in accordance with the Merger Agreement, such Shareholder's identity, intent in and ownership of the Subject Shares and the nature of the commitments, arrangements and understandings under this Agreement.

         (b) Nothing herein contained shall (i) restrict, limit or prohibit McQuinn or Hoffman from exercising (in his capacity as a director or officer) his fiduciary duties to the shareholders of the Company under applicable law, or
(ii) require McQuinn or Hoffman, in his capacity as an officer of the Company, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Board of Directors of the Company undertaken in the exercise of his fiduciary duties, provided that nothing in this Section 1(b) shall relieve or be deemed to relieve McQuinn or Hoffman from his obligations under Sections 1 or 2 of this Agreement.

         Section 2. Disposition of Subject Shares. (a) During the term of this Agreement, except as otherwise expressly provided herein, each Shareholder agrees that such Shareholder will not (i) tender into any tender or exchange offer or otherwise sell, offer for sale, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance or restriction or limitation on such Shareholder's right to vote or dispose of, whether directly or indirectly, any of the Subject Shares, (ii) acquire any shares of Company Common Stock or other securities of the Company (otherwise than in connection with a transaction of the type described in Section 2(b)),
(iii) deposit the Subject Shares into a voting trust, enter into a voting agreement or arrangement with respect to the Subject Shares or grant any proxy or power of attorney with respect to the Subject Shares, (iv) enter into any contract, commitment, arrangement, understanding or relationship (including any profit sharing arrangement) with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment, hypothecation, disposition or encumbrance with any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance or restriction or limitation, or other disposition of any interest in or the voting of any Subject Shares or any other securities of the Company, (v) exercise any rights (including, without limitation, under Sections 302A.471 and 302A.473 of the MBCA) to demand appraisal of any Subject Shares which may arise with respect to the Merger, or
(vi) take any other action that would in any way restrict, limit or interfere with the performance of such Shareholder's obligations hereunder or the transactions contemplated hereby or which would otherwise diminish the benefits of this Agreement to Parent.

         (b) In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of the Company on, of or affecting the Subject Shares or the like or any other action that would have the effect of changing a Shareholder's ownership of the Company's capital stock or other securities or
(ii) a Shareholder becomes the beneficial owner of any additional shares of Company Common Stock or other securities of the Company, then, except as provided otherwise in this Section 2(b), the terms of this Agreement will apply to the shares of capital stock held by such Shareholder immediately following the effectiveness of the events described in clause (i) or such Shareholder becoming the beneficial owner thereof, as described in clause (ii), as though they were Subject Shares hereunder.

         (c) Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new Shares acquired by such Shareholder, if any, after the date hereof.

         (d) Each Shareholder agrees with and covenants to Parent that such Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

         Section 3. Other Covenants and Agreements. (a) Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be reasonably necessary or appropriate to effectuate, carry out and comply with all of their respective obligations under this Agreement. Without limiting the generality of the foregoing, neither party shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) or take any other action (or fail to take any other action) if such action (or failure) would materially impair the ability of any party to effectuate, carry out or comply with all the terms of this Agreement. Parent agrees to cooperate with each Shareholder in connection with any filings required to be made by a Shareholder in connection with the Merger and the transactions contemplated thereby. McQuinn agrees and covenants that he will not, without the prior written consent of Parent, directly or indirectly, take any action, or authorize or direct any action to be taken, that would cause the Trust to be amended, modified, dissolved, revoked or terminated in any manner that would be adverse to Parent.

         (b) In the event a subscription election is made available to the shareholders of the Company under Section 3.02(c) of the Merger Agreement, the Shareholders jointly and severally agree and covenant to exercise such subscription election to subscribe to the maximum number of Parent Common Shares for which such Shareholders are eligible to subscribe pursuant to such Section 3.02(c); provided that, such Shareholders shall only be obligated to subscribe for such number of Parent Common Shares that, when added to the aggregate number of Parent Common Shares received by the Shareholders in the Merger, would equal 7,000,000 Parent Common Shares in the aggregate.

         Section 4. Representations and Warranties of Shareholder. Each Shareholder represents and warrants to Parent as follows:

         (a) The Shares constitute all of the securities (as defined in Section 3(a)(10) of the Exchange Act), of the Company beneficially owned, directly or indirectly, by such Shareholder.

         (b) Except for the Shares, each Shareholder does not, directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of the Company that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of the Company that are or may by their terms become entitled to vote, nor is such Shareholder subject to any contract, commitment, arrangement, understanding, restriction or relationship (whether or not legally enforceable), other than this Agreement, that provides for a Shareholder to vote or acquire any securities of the Company. Such Shareholder holds exclusive power to vote and dispose of the Shares free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, agreement, charge, encumbrance or any other restriction or limitation on their right to vote or dispose of the Shares, and neither Shareholder has granted a proxy to any other Person to vote the Shares, subject to the limitations set forth in this Agreement.

         (c) Each Shareholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Shareholder and, assuming due authorization, execution and delivery of this Agreement by Parent, is a valid and binding obligation of each Shareholder enforceable against each of them in accordance with its terms.

         (d) None of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof shall (i) result in violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond mortgage, indenture, license, contract, commitment, lease, permit, franchise, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of his or its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, law, statute, rule or regulation applicable to such Shareholder or any of his or its properties or assets, excluding from the foregoing such violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on such Shareholder or which would materially impair the ability of such Shareholder to consummate the transactions contemplated hereby.

         (e) The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental body, agency or official except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of his or its obligations under this Agreement.

         (f) Each Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Shareholder's execution and delivery of this Agreement.

         (g) There are no Takeover Laws that are applicable to this Agreement or the transactions contemplated hereby.

         Section 5. Effectiveness. It is a condition precedent to the effectiveness of this Agreement that the Merger Agreement shall have been duly executed and delivered by the parties thereto.

         Section 6. Termination. The termination of this Agreement will occur upon the first to occur of (a) the Effective Time or (b) termination of the Merger Agreement. In the event (i) a Termination Fee is payable by the Company pursuant to Section 8.02(b)(i) or 8.02(b)(ii) of the Merger Agreement and (ii) within 12 months of the termination of the Merger Agreement, the Company consummates an Acquisition Proposal or Superior Proposal, the Shareholders shall pay to Parent in cash simultaneously with the consummation of such Acquisition Proposal or Superior Proposal an amount equal to the product of (x) the excess of the per share consideration paid in connection with such Acquisition Proposal or Superior Proposal over $25.80 multiplied by (y) the number of Subject Shares. The foregoing calculation shall be adjusted appropriately to reflect any stock split, stock dividend, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of the Company after the date hereof.

         Section 7.  Miscellaneous.

(a) Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed to have been duly given to any party when delivered personally (by courier service or otherwise), when delivered by telecopy and confirmed by return telecopy, or three days after being mailed by courier service that guarantees overnight delivery, in each case to the applicable addresses set forth below:

                  If to Parent:

                  AGCO Corporation
                  4205 River Green Parkway
                  Duluth, Georgia 30096-2568
                  Attention: Stephen D. Lupton, Senior Vice President and General Counsel
                  Fax: (770) 813-6599
                  Phone: (770) 813-6094
                  with a copy to:

                  Troutman Sanders LLP
                  Bank of America Plaza
                  Suite 5200
                  600 Peachtree St., N.E.
                  Atlanta, Georgia 30308-2216
                  Attention: Robert W. Grout, Esq.

                  Fax: (404) 962-6789
                  Phone: (404) 885-3152

                  If to either Shareholder:

                  Ag-Chem Equipment Co., Inc.
                  5720 Smetana Drive
                  Minnetonka, Minnesota 55343-9688
                  Attention: A. E. McQuinn
                  Fax:  (952) 933-8799
                  Phone: (952) 933-9006

         with a copy to:

                  Larkin, Hoffman, Daly & Lindgren, Ltd.
                  1500 Wells Fargo Plaza
                  7900 Xerxes Avenue South
                  Bloomington, Minnesota 55431-1194
                  Attention: Frank I. Harvey
                  Fax: (952) 896-3333
                  Phone: (952) 896-3291

or to such other address as such party shall have designated by notice so given to each other party.

         (b) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by Parent and Shareholder.

         (c) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective heirs, successors and assigns, including without limitation any party succeeding to the ownership of (or power to vote) the Shares. The foregoing sentence shall be deemed to be an amendment to the Trust Agreement.

         (d) Entire Agreement. This Agreement and the Merger Agreement embodies the entire agreement and understanding between the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. There are no representations, warranties or covenants by the parties hereto relating to such subject matter other than those expressly set forth in this Agreement and the Merger Agreement.

         (e) Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other party or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties' intentions hereunder.

         (f) Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

         (g) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         (i) Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any person or entity who or which is not a party hereto, except the parties hereto acknowledge that Company is a third party beneficiary with respect to Section 1(b) of this Agreement.

         (j) Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of Minnesota in any action arising in connection with this Agreement, and agrees that any such action shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this paragraph (j) and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of Minnesota other than for such purposes; provided, further, that if any action arises in connection with the Merger Agreement in a state or federal court other than a state or federal court located in the State of Minnesota, each party hereto agrees to submit to the jurisdiction of such other court with respect to any action arising in connection with this Agreement. Each party hereto hereby waives any right to a trial by jury in connection with any such action.

         (k) Governing Law. This Agreement and all disputes hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota to the fullest extent possible.

         (l) Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

         (m) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

         (n) Expenses. Each party shall bear its or his own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

         (o) Applicability. Notwithstanding anything herein to the contrary, the provisions of Section 1 and 2 hereof shall be deemed to apply only to such number of Subject Shares representing 19.9% of the Company's outstanding voting capital stock.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                        /s/ A. E. McQuinn
                                        ---------------------------------------
                                        A. E. McQuinn


                                        TRUST

                                        By:/s/ A. E. McQuinn
                                           ------------------------------------

                                        Name: A. E. McQuinn

                                        Title:   Co-Trustee


                                       By: /s/ Robert L. Hoffman
                                            -----------------------------------

                                       Name: Robert L. Hoffman

                                       Title:   Co-Trustee


                                       PARENT

                                       By:/s/ Robert J. Ratliff
                                          -------------------------------------

                                       Name: Robert J. Ratliff

                                       Title: Chairman of the Board

                                                                      APPENDIX C


               MINNESOTA BUSINESS CORPORATION ACT SECTION 302A.473


SUBDIVISION 1. DEFINITIONS. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

 (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

 (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

 (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

 SUBD. 2. NOTICE OF ACTION. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

 SUBD. 3. NOTICE OF DISSENT. If the proposed action must be approved by the shareholders, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

SUBD. 4. NOTICE OF PROCEDURE; DEPOSIT OF SHARES. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

 (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

 (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

 (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

 (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

 (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

 SUBD. 5. PAYMENT; RETURN OF SHARES. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:


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

 (1) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

 (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

 (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

 (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

 (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

 SUBD. 6. SUPPLEMENTAL PAYMENT; DEMAND. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

 SUBD. 7. PETITION; DETERMINATION. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

 SUBD. 8. COSTS; FEES; EXPENSES. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and

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shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

 (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

 (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

               MINNESOTA BUSINESS CORPORATION ACT SECTION 302A.471


 SUBDIVISION 1. ACTIONS CREATING RIGHTS. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

 (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

 (1) alters or abolishes a preferential right of the shares;

 (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

 (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

 (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

 (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

 (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3;

 (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provided in subdivision 3; or

 (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

 SUBD. 2. BENEFICIAL OWNERS. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

 (b) A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

 SUBD. 3. RIGHTS NOT TO APPLY. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

 (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

 SUBD. 4. OTHER RIGHTS. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

                                                                      APPENDIX D


                     GOLDSMITH, AGIO, HELMS SECURITIES, INC.
                 Member: National Association Securities Dealers


                     U.S. BANK PLACE - THE FORTY-SIXTH FLOOR
   TEL 612 339 0500 601 Second Avenue South, Minneapolis, Minnesota 55402 FAX
                                  612 339 0507

          18 November 2000

          PERSONAL AND CONFIDENTIAL

          Members of the Special Committee of the Board of Directors and the Board of Directors
          Ag-Chem Equipment Co., Inc.
          5720 Smetana Drive
          Minnetonka, Minnesota 55343

          Re:     Fairness Opinion


          Members of the Special Committee of the Board of Directors and the Board of Directors:

          In connection with the proposed merger (the "Merger") of Ag-Chem Equipment Co., Inc. ("Ag-Chem" or the "Company") with AGRI Acquisition Corp., a wholly-owned subsidiary ("Sub") of AGCO Corporation ("AGCO" or "Parent"), pursuant to the Agreement and Plan of Merger to be dated November 20, 2000 (the "Agreement"), by and among AGCO, Sub, and Ag-Chem, you have requested our opinion as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be received by such shareholders for their common stock in the proposed Merger pursuant to the Agreement. Capitalized terms used herein, unless otherwise defined herein, will have the meanings ascribed to them in the Agreement.

          Subject to the provisions of the Agreement, at the effective time of the Merger (the "Effective Time"), each share of Ag-Chem common stock ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) shall become and be converted, by virtue of the Merger, into the right to receive, upon surrender of the certificate formerly representing such Company Common Stock, as consideration in the Merger, $25.80 composed of the Cash Portion and the Stock Portion as defined and described in the Merger Agreement. The Cash Portion plus the Stock Portion are hereinafter referred to as the "Merger Consideration."

          As a customary part of its investment banking business, Goldsmith, Agio, Helms Securities, Inc. is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. In return for our services in connection with providing this opinion, the Company will pay us a fee, which fee is not contingent upon the consummation of the Merger, and indemnify us against certain liabilities. We also are acting as a financial advisor to the Company in connection with the Merger for which we will receive certain other fees, a significant portion of which is contingent upon the consummation of the Merger.

          In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have (i) reviewed the latest draft of the Agreement; (ii) analyzed financial and other information that is publicly available relating to AGCO; (iii) analyzed financial and other information that is publicly available relating to the Company;
          (iv) analyzed certain internal financial and operating data of the Company that has been made available to us by the Company; (v) visited certain facilities of the Company and discussed with management of the Company the financial condition, operating results, business outlook and prospects of the Company; (vi) discussed with management of AGCO the financial condition, operating results, business outlook and prospects of AGCO; (vii) analyzed the valuations of publicly traded companies that we deemed comparable to the Company; (viii) performed a discounted cash flow analysis of the Company based on financial projections that the Company's management provided to us; and (ix) analyzed the financial terms of certain transactions we deemed similar to the Merger that recently have been effected.

          We have relied upon and assume the accuracy, completeness, and fairness of the financial statements and other information furnished by, or publicly available relating to, the Company or AGCO, or otherwise made available to us, and relied upon and assumed that the representations and warranties of the Company and AGCO contained in the Agreement are true and correct. We were not engaged to, and did not attempt to or assume responsibility to, verify independently such information. We have further relied upon assurances by the Company that the information provided to us has a reasonable basis, and with respect to projections and other business outlook information, reflects the best currently available estimates, and that the Company is not aware of any information or fact that would make the information provided to us incomplete or misleading. We also assumed that the Company and AGCO each will perform all of the covenants and agreements to be performed by it under the Agreement and that the conditions to the Merger as set forth in the Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement. In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company or AGCO and express no opinion regarding the liquidation value of the Company or AGCO or any of their respective assets. Our opinion is based upon the information available to us and the facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. However, we do not have any obligation to update, revise, or reaffirm this opinion.

          We have relied, with respect to legal and accounting matters related to the Agreement, on the advice of the Company's and AGCO's legal and accounting advisors. We have made no independent investigation of any legal or accounting matters that may affect the Company or AGCO and have assumed the correctness of the legal and accounting advice provided to the Company and AGCO, their respective Boards of Directors, and the Special Committee of the Company's Board of Directors.

          Our opinion is rendered for the benefit and use of the Board of Directors of the Company and the Special Committee in connection with the Board's and the Special Committee's consideration of the Merger and does not constitute a recommendation to any holder of Company Common Stock as to how such shareholder should vote with respect to the Merger. We do not opine on, nor does our opinion consider, the tax consequences of the Merger, including tax consequences to any holder of Company Common Stock. We have not been asked to, nor do we, express an opinion as to the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company, the effect of any other transaction in which the Company might engage, or the form of the Agreement or the terms contained therein. Furthermore, we express no opinion as to the prices at which Ag-Chem or AGCO stock may trade following the date of this opinion or following consummation of the Merger. Our opinion is rendered as of the date hereof, and we do not express any opinion as to whether, on or about the Effective Time, the Merger Consideration will be fair, from a financial point of view, to the Company's shareholders; such opinion can only be rendered as of such time. This opinion may not be published or otherwise used or referred to publicly without our written consent; provided, however, that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission with respect to the Merger.

          Based upon and subject to the foregoing, and based upon such other facts as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the Company's shareholders for their common stock in the proposed Merger pursuant to the Agreement is fair to such shareholders from a financial point of view.

          Sincerely,

          /s/ Goldsmith, Agio, Helms Securities, Inc.

          Goldsmith, Agio, Helms Securities, Inc.

                                                                      APPENDIX E

                            FORM OF AFFILIATE LETTER


Parent Corporation


Ladies and Gentlemen:

                  I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Ag-Chem Equipment Co., Inc., a Minnesota corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of November 20, 2000 (the "Agreement"), by and between AGCO Corporation, a Delaware corporation ("Parent"), Agri Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub") and the Company, the Company will merge with Sub (the "Merger").

                  As a result of the Merger, I may receive common shares, without par value, of Parent (the "Parent Common Shares") in exchange for shares owned by me of common stock, par value $0.01 per share, of the Company.

                  I represent, warrant and covenant to Parent that in the event I receive any Parent Common Shares as a result of the Merger:

                  A. I shall not make any sale, transfer or other disposition of Parent Common Shares in violation of the Act or the Rules and Regulations.

                  B. I have carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Common Shares, to the extent I felt necessary, with my counsel or counsel for Parent.

                  C. I have been advised that the issuance of Parent Common Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the shareholders of the Company, I may be deemed to have been an affiliate of the Company and the distribution by me of the Parent Common Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Common Shares issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the Commission under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                  D. I understand that, except as may be provided in any registration rights agreement entered into by Parent and the undersigned, Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Shares by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.


                                         Very truly yours,


                                         _______________________________




Agreed to and Accepted this
____ day of _________, 2000

AGCO CORPORATION

By: _________________________________
    Name:
    Title:

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses (including attorneys' fees) which such person actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's bylaws, agreement, vote or otherwise.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits:

         A list of the exhibits included as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

         (b) Financial Statement Schedules:

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

         (c) Opinions of Financial Advisors:

         Opinion of Goldsmith, Agio, Helms Securities, Inc., advisors to Ag-Chem (see Appendix D to proxy statement/prospectus).

ITEM 22. UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.

         (6) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (7) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement. (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 29th day of March, 2001.

                                    AGCO Corporation


                                    By: /s/ John M. Shumejda
                                       -----------------------------------------
                                    John M. Shumejda
                                    President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated.

Signature                           Title                                                 Date
---------                           -----                                                 ----


*                                   Chairman of the Board                                  **
---------------------------
Robert J. Ratliff

/s/ John M. Shumejda                President, Chief Executive Officer and Director        **
---------------------------
John M. Shumejda

/s/ Donald R. Millard               Senior Vice President and Chief Financial Officer      **
---------------------------
Donald R. Millard

*                                   Director                                               **
---------------------------
W. Wayne Booker

*                                   Director                                               **
---------------------------
Henry J. Claycamp

*                                   Director                                               **
---------------------------
Wolfgang Deml

*                                   Director                                               **
---------------------------
Gerald B. Johanneson



*                                                     Director                     **
----------------------------------------
Anthony D. Loehnis


*                                                     Director                     **
----------------------------------------
David E. Momot


*                                                     Director                     **
----------------------------------------
Curtis E. Moll


*                                                     Director                     **
----------------------------------------
Wolfgang Sauer


*                                                     Director                     **
----------------------------------------
Henk Visser


*By /s/ John M Shumejda                                                            March 29, 2001
----------------------------------------
John M. Shumejda
Attorney-in-Fact Pursuant to
Previously Filed Power of Attorney

                                  EXHIBIT INDEX

  EXHIBIT
    NO.                                       DESCRIPTION                                                   PAGE NO.
  -------                                     -----------                                                   --------
    2.1         Agreement and Plan of merger dated as of November 20, 2000.                          Included as Appendix A
                                                                                                            to proxy
                                                                                                      statement/prospectus
    3.1         Certificate of Incorporation of AGCO.                                                          **
    3.2         Bylaws of AGCO.                                                                                **
    4.1         Rights Agreement, as amended between AGCO and SunTrust Bank.                                  ****
    4.2         Form of Affiliate Letter.                                                            Included as Appendix E
                                                                                                            to proxy
                                                                                                      statement/prospectus
    5.1         Opinion of Troutman Sanders LLP regarding legality of the shares of common stock                +
                being offered.
    8.1         Opinion of Troutman Sanders LLP regarding certain tax matters.                                  +
   10.1         Voting Agreement dated as of November 20, 2000.                                      Included as Appendix B
                                                                                                            to proxy
                                                                                                      statement/prospectus
   23.1         Consent of Troutman Sanders LLP.                                                     Included in Exhibit 5.1
   23.2         Consent of Arthur Andersen LLP.
   23.3         Consent of KPMG LLP for financial statements of Ag-Chem Equipment Co., Inc.
   23.4         Consent of KPMG LLP for financial statements of Redball, LLC.
   23.5         Consent of KPMG LLP for financial statements of Agricredit Acceptance LLC.
     24         Power of Attorney.                                                                              +
   99.1         Form of Proxy Card.
   99.2         Consent of Goldsmith Agio Helms Securities, Inc.

---------------
*        To be filed by amendment.
** Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
*** Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 1997.
**** Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 and the Form 8-A/A dated August 8, 1999.
+        Previously filed.